Exhibit 99.1

KB Financial Group Inc. and Subsidiaries Consolidated Interim Financial Statements March 31, 2025 and 2024 (Unaudited)

KB Financial Group Inc. and Subsidiaries

Page(s)
Report on Review of Condensed Consolidated Interim Financial Statements	1-2

Consolidated Interim Financial Statements

Consolidated Interim Statements of Financial Position	3

Consolidated Interim Statements of Comprehensive Income	4-5

Consolidated Interim Statements of Changes in Equity	6

Consolidated Interim Statements of Cash Flows	7-8

Notes to the Consolidated Interim Financial Statements	9

Report on Review of Condensed Consolidated Interim Financial Statements

(English Translation of a Report Originally Issued in Korean)

To the Shareholders and the Board of Directors of

KB Financial Group Inc.

Reviewed Financial Statements

We have reviewed the accompanying condensed consolidated interim financial statements of KB Financial Group Inc. and its subsidiaries (collectively referred to as the “Group”). These condensed consolidated interim financial statements consist of the consolidated interim statement of financial position of the Group as at March 31, 2025, and the related consolidated interim statements of comprehensive income, changes in equity and cash flows for the three-month periods ended March 31, 2025 and 2024, and material accounting policy information and other selected explanatory notes, expressed in Korean Won.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and presentation of these condensed consolidated interim financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”) No. 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of condensed consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express a conclusion on these condensed consolidated interim financial statements based on our review.

We conducted our review in accordance with quarterly or semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe the accompanying condensed consolidated interim financial statements are not prepared, in all material respects, in accordance with Korean IFRS No. 1034 Interim Financial Reporting.

Other Matters

We have audited the consolidated statement of financial position of the Group as at December 31, 2024, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, not presented herein, in accordance with Korean Standards on Auditing. We expressed an unqualified opinion on those financial statements in our audit report dated March 5, 2025. The consolidated statement of financial position as at December 31, 2024, presented herein for comparative purposes, is consistent, in all material respects, with the above audited statement of financial position as at December 31, 2024.

Review standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries.

/s/ Samil PricewaterhouseCoopers
Seoul, Korea
May 15, 2025

This report is effective as of May 15, 2025, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Financial Position

March 31, 2025 and December 31, 2024

(in millions of Korean won)

	Notes	March 31, 2025 (Unaudited)		December 31, 2024
Assets
Cash and due from financial institutions	4,6,7,30	~~W~~	30,657,613	~~W~~	29,869,111
Financial assets at fair value through profit or loss	4,6,11		84,218,327		79,450,093
Derivative financial assets	4,6,8		10,057,025		11,730,767
Loans measured at amortized cost	4,6,9,10		474,870,495		472,071,840
Financial investments	4,6,11		130,499,362		131,009,464
Investments in associates and joint ventures			865,714		947,390
Insurance contract assets	29		301,214		276,191
Reinsurance contract assets	29		1,603,616		1,497,147
Property and equipment			5,424,795		5,390,015
Investment property			3,880,886		3,759,176
Intangible assets			1,925,304		1,966,684
Net defined benefit assets	18		254,187		258,500
Current income tax assets			328,985		339,855
Deferred income tax assets	12,25		231,794		278,824
Assets held for sale			130,051		136,838
Other assets	4,6		25,077,769		18,863,637

Total assets		~~W~~	770,327,137	~~W~~	757,845,532

Liabilities
Financial liabilities at fair value through profit or loss	4,6,13	~~W~~	10,904,572	~~W~~	10,720,231
Derivative financial liabilities	4,6,8		10,152,203		11,783,494
Deposits	4,6,14		434,357,614		435,687,897
Borrowings	4,6,15		69,150,886		68,077,012
Debentures	4,6,16		75,289,027		76,171,257
Insurance contract liabilities	29		59,243,225		55,863,701
Reinsurance contract liabilities	29		64,620		56,266
Provisions	17		859,446		927,632
Net defined benefit liabilities	18		104,504		100,187
Current income tax liabilities			608,452		530,720
Deferred income tax liabilities	12,25		1,622,258		1,682,292
Other liabilities	4,6		47,835,566		36,429,662

Total liabilities			710,192,373		698,030,351

Equity
Share capital			2,090,558		2,090,558
Hybrid securities			5,486,582		5,082,578
Capital surplus			16,603,176		16,646,734
Accumulated other comprehensive income (loss)	27		(401,586)		496,922
Retained earnings			36,156,396		34,808,220
Treasury shares			(1,700,174)		(1,236,060)

Equity attributable to shareholders of the Parent Company	19		58,234,952		57,888,952
Non-controlling interests			1,899,812		1,926,229

Total equity			60,134,764		59,815,181

Total liabilities and equity		~~W~~	770,327,137	~~W~~	757,845,532

The above consolidated interim statements of financial position should be read in conjunction with the accompanying notes.

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Comprehensive Income

Three-month Periods Ended March 31, 2025 and 2024

(in millions of Korean won, except per share amounts)

	Notes	2025 (Unaudited)		2024 (Unaudited)
Interest income		~~W~~	7,454,941	~~W~~	7,613,573
Interest income from financial instruments at fair value through other comprehensive income and amortized cost			7,082,796		7,228,877
Interest income from financial instruments at fair value through profit or loss			362,055		376,753
Insurance finance interest income			10,090		7,943
Interest expense			(4,192,776)		(4,443,688)
Interest expense			(3,810,634)		(4,066,526)
Insurance finance interest expense			(382,142)		(377,162)

Net interest income	5,20		3,262,165		3,169,885

Fee and commission income			1,330,233		1,396,300
Fee and commission expense			(396,185)		(406,207)

Net fee and commission income	5,21		934,048		990,093

Insurance income			3,107,811		2,732,740
Insurance income			2,835,068		2,694,656
Reinsurance income			272,743		38,084
Insurance expense			(2,670,058)		(2,189,769)
Insurance service expense			(2,464,199)		(1,975,583)
Reinsurance expense			(205,859)		(214,186)

Net insurance income	5,29		437,753		542,971

Net gains on financial instruments at fair value through profit or loss	5,22		546,218		249,133

Other insurance finance expenses	29		(139,570)		(145,307)

Net other operating expenses	5,23		(486,424)		(404,710)

General and administrative expenses	5,24		(1,605,565)		(1,628,236)

Operating income before provision for credit losses	5		2,948,625		2,773,829

Provision for credit losses	5,7,9,10,17		(655,597)		(428,270)

Net operating income	5		2,293,028		2,345,559

Share of profit (loss) of associates and joint ventures	5		5,448		(1,419)
Net other non-operating income (expenses)	5		8,130		(946,545)

Net non-operating income (expenses)			13,578		(947,964)

Profit before income tax expense	5		2,306,606		1,397,595
Income tax expense	5,25		(607,484)		(341,532)

Profit for the period	5		1,699,122		1,056,063

(Continued)

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Comprehensive Income

Three-month Periods Ended March 31, 2025 and 2024

(in millions of Korean won, except per share amounts)

	Notes	2025 (Unaudited)		2024 (Unaudited)
Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities		~~W~~	(7,427)	~~W~~	8,995
Gains (losses) on equity securities at fair value through other comprehensive income			44,423		(12,566)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk			(5,845)		(8,843)

			31,151		(12,414)

Items that may be reclassified subsequently to profit or loss:
Currency translation differences			(14,466)		162,945
Gains (losses) on debt securities at fair value through other comprehensive income			911,031		(657,227)
Share of other comprehensive income (loss) of associates and joint ventures			124		(142)
Gains (losses) on cash flow hedging instruments	8		31,501		(36,797)
Gains (losses) on hedging instruments of net investments in foreign operations	8		3,524		(51,203)
Insurance finance expense	29		(1,870,605)		(142,733)

			(938,891)		(725,157)

Other comprehensive loss for the period, net of tax			(907,740)		(737,571)

Total comprehensive income for the period		~~W~~	791,382	~~W~~	318,492

Profit attributable to:	5
Shareholders of the Parent Company		~~W~~	1,697,271	~~W~~	1,041,982
Non-controlling interests			1,851		14,081

		~~W~~	1,699,122	~~W~~	1,056,063

Total comprehensive income (loss) for the period attributable to:
Shareholders of the Parent Company		~~W~~	797,586	~~W~~	296,359
Non-controlling interests			(6,204)		22,133

		~~W~~	791,382	~~W~~	318,492

Earnings per share (in Korean won)	28
Basic earnings per share		~~W~~	4,429	~~W~~	2,608
Diluted earnings per share			4,384		2,565

The above consolidated interim statements of comprehensive income should be read in conjunction with the accompanying notes.

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Changes in Equity

Three-month Periods Ended March 31, 2025 and 2024

(in millions of Korean won)

		Equity attributable to shareholders of the Parent Company
								Accumulated
								other
		Share		Hybrid		Capital		comprehensive		Retained		Treasury		Non-controlling		Total
	Notes	capital		securities		surplus		income		earnings		shares		interests		equity
Balance as of January 1, 2024		~~W~~	2,090,558	~~W~~	5,032,803	~~W~~	16,647,916	~~W~~	2,152,644	~~W~~	31,934,599	~~W~~	(1,165,837)	~~W~~	1,943,506	~~W~~	58,636,189

Comprehensive income for the period
Profit for the period			—		—		—		—		1,041,982		—		14,081		1,056,063
Remeasurements of net defined benefit liabilities			—		—		—		8,751		—		—		244		8,995
Currency translation differences			—		—		—		155,039		—		—		7,906		162,945
Losses on financial instruments at fair value through other comprehensive income and transfer to retained earnings			—		—		—		(665,583)		(4,111)		—		(99)		(669,793)
Share of other comprehensive loss of associates and joint ventures			—		—		—		(142)		—		—		—		(142)
Losses on cash flow hedging instruments			—		—		—		(36,797)		—		—		—		(36,797)
Losses on hedging instruments of net investments in foreign operations			—		—		—		(51,203)		—		—		—		(51,203)
Insurance finance expense			—		—		—		(142,733)		—		—		—		(142,733)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk			—		—		—		(8,843)		—		—		—		(8,843)

Total comprehensive income (loss) for the period			—		—		—		(741,511)		1,037,871		—		22,132		318,492

Transactions with shareholders
Annual dividends paid to shareholders of the Parent Company			—		—		—		—		(587,006)		—		—		(587,006)
Issuance of hybrid securities			—		399,060		—		—		—		—		129,973		529,033
Dividends on hybrid securities			—		—		—		—		(48,070)		—		(22,477)		(70,547)
Acquisition of treasury shares			—		—		—		—		—		(65,537)		—		(65,537)
Disposal of treasury shares			—		—		—		—		—		234,600		—		234,600
Gains on disposal of treasury shares			—		—		3,975		—		—		—		—		3,975
Others			—		—		(12,018)		—		—		—		(1,891)		(13,909)

Total transactions with shareholders			—		399,060		(8,043)		—		(635,076)		169,063		105,605		30,609

Balance as of March 31, 2024 (Unaudited)		~~W~~	2,090,558	~~W~~	5,431,863	~~W~~	16,639,873	~~W~~	1,411,133	~~W~~	32,337,394	~~W~~	(996,774)	~~W~~	2,071,243	~~W~~	58,985,290

Balance as of January 1, 2025		~~W~~	2,090,558	~~W~~	5,082,578	~~W~~	16,646,734	~~W~~	496,922	~~W~~	34,808,220	~~W~~	(1,236,060)	~~W~~	1,926,229	~~W~~	59,815,181

Comprehensive income for the period
Profit for the period			—		—		—		—		1,697,271		—		1,851		1,699,122
Remeasurements of net defined benefit liabilities			—		—		—		(7,006)		—		—		(421)		(7,427)
Currency translation differences			—		—		—		(6,789)		—		—		(7,677)		(14,466)
Gains (losses) on financial instruments at fair value through other comprehensive income and transfer to retained earnings			—		—		—		956,566		(1,177)		—		65		955,454
Share of other comprehensive income of associates and joint ventures			—		—		—		124		—		—		—		124
Gains (losses) on cash flow hedging instruments			—		—		—		31,523		—		—		(22)		31,501
Gains on hedging instruments of net investments in foreign operations			—		—		—		3,524		—		—		—		3,524
Insurance finance expense			—		—		—		(1,870,605)		—		—		—		(1,870,605)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk			—		—		—		(5,845)		—		—		—		(5,845)

Total comprehensive income (loss) for the period			—		—		—		(898,508)		1,696,094		—		(6,204)		791,382

Transactions with shareholders
Annual dividends paid to shareholders of the Parent Company			—		—		—		—		(298,285)		—		—		(298,285)
Issuance of hybrid securities			—		404,004		—		—		—		—		—		404,004
Dividends on hybrid securities			—		—		—		—		(49,633)		—		(25,600)		(75,233)
Acquisition of treasury shares			—		—		(43,458)		—		—		(464,114)		—		(507,572)
Ownership changes in subsidiaries			—		—		—		—		—		—		(32)		(32)
Others			—		—		(100)		—		—		—		5,419		5,319

Total transactions with shareholders			—		404,004		(43,558)		—		(347,918)		(464,114)		(20,213)		(471,799)

Balance as of March 31, 2025 (Unaudited)		~~W~~	2,090,558	~~W~~	5,486,582	~~W~~	16,603,176	~~W~~	(401,586)	~~W~~	36,156,396	~~W~~	(1,700,174)	~~W~~	1,899,812	~~W~~	60,134,764

The above consolidated interim statements of changes in equity should be read in conjunction with the accompanying notes.

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Cash Flows

Three-month Periods Ended March 31, 2025 and 2024

(in millions of Korean won)

	Notes	2025 (Unaudited)		2024 (Unaudited)
Cash flows from operating activities
Profit for the period		~~W~~	1,699,122	~~W~~	1,056,063

Adjustment for non-cash items
Net gains on financial assets at fair value through profit or loss			(250,552)		(126,306)
Net losses on derivative financial instruments for hedging purposes			3,926		65,926
Provision for credit losses			655,597		428,270
Net gains on financial investments			(97,963)		(13,521)
Share of gains (losses) of associates and joint ventures			(5,448)		1,419
Depreciation and amortization expense			223,912		216,882
Other net gains (losses) on property and equipment/intangible assets			(1,795)		73,294
Share-based payments			(5,909)		59,901
Post-employment benefits			43,915		46,391
Net interest income (expense)			6,025		(19,621)
Losses on foreign currency translation			647,217		462,154
Insurance finance income			(2,739,544)		(2,829,842)
Reinsurance finance expense			204,972		439,126
Other expenses			179,810		226,100

			(1,135,837)		(969,827)

Changes in operating assets and liabilities
Financial asset at fair value through profit or loss			(1,201,251)		208,850
Derivative financial instruments			103,284		(14,054)
Loans measured at fair value through other comprehensive income			(102,446)		(98,728)
Loans measured at amortized cost			(3,889,232)		(3,016,264)
Current income tax assets			10,870		(30,583)
Deferred income tax assets			48,778		(56,432)
Other assets			(5,328,068)		(8,319,658)
Financial liabilities at fair value through profit or loss			(25,976)		290,139
Deposits			(1,589,209)		10,349,069
Current income tax liabilities			77,732		1,060
Deferred income tax liabilities			267,582		113,927
Other liabilities			10,989,139		7,118,682
Insurance contract assets			(25,023)		(38,778)
Reinsurance contract assets			(311,821)		(336,303)
Insurance contract liabilities			3,560,047		3,001,241
Reinsurance contract liabilities			26,190		8,194
Investment contract liabilities			(174,354)		(144,464)

			2,436,242		9,035,898

Net cash inflow from operating activities			2,999,527		9,122,134

(Continued)

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Cash Flows

Three-month Periods Ended March 31, 2025 and 2024

(in millions of Korean won)

	Notes	2025 (Unaudited)		2024 (Unaudited)
Cash flows from investing activities
Net cash flows from derivative financial instruments for hedging purposes			(11,028)		(870)
Disposal of financial asset at fair value through profit or loss			3,228,078		4,267,546
Acquisition of financial asset at fair value through profit or loss			(5,683,774)		(4,503,400)
Disposal of financial investments			17,057,525		11,127,360
Acquisition of financial investments			(15,121,442)		(14,070,438)
Disposal of investments in associates and joint ventures			129,741		45,989
Acquisition of investments in associates and joint ventures			(42,604)		(25,069)
Disposal of property and equipment			29,818		960
Acquisition of property and equipment			(123,860)		(33,589)
Acquisition of investment property			(183,296)		—
Disposal of intangible assets			430		3,070
Acquisition of intangible assets			(44,803)		(82,508)
Net cash flows from changes in ownership of subsidiaries			(36,439)		(40,273)
Others			(39,620)		(89,912)

Net cash outflow from investing activities			(841,274)		(3,401,134)

Cash flows from financing activities
Net cash flows from derivative financial instruments for hedging purposes			(96,975)		(51,604)
Net decrease in borrowings			1,001,436		(7,702,793)
Increase in debentures			13,717,324		9,124,882
Decrease in debentures			(14,756,635)		(7,423,739)
Increase in other payables to trust accounts			338,470		786,222
Issuance of hybrid securities			404,004		399,060
Dividends paid on hybrid securities			(49,633)		(48,070)
Acquisition of treasury shares			(464,114)		(65,537)
Redemption of principal of lease liabilities			(90,202)		(73,284)
Increase (decrease) in non-controlling interests			(75,891)		107,496
Others			(227,191)		(65,601)

Net cash outflow from financing activities			(299,407)		(5,012,968)

Effect of exchange rate changes on cash and cash equivalents			96,471		165,735

Net increase in cash and cash equivalents			1,955,317		873,767
Cash and cash equivalents at the beginning of the period	30		24,608,867		25,826,588

Cash and cash equivalents at the end of the period	30	~~W~~	26,564,184	~~W~~	26,700,355

The above consolidated interim statements of cash flows should be read in conjunction with the accompanying notes.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

1. The Parent Company

KB Financial Group Inc. (the “Parent Company”) was incorporated on September 29, 2008, under the Financial Holding Companies Act of Korea. KB Financial Group Inc. and its subsidiaries (the “Group”) derive substantially all of their revenue and income from providing a broad range of banking and related financial services to consumers and corporations. The Parent Company’s main business purpose is to control subsidiaries that engage in the financial business or subsidiaries closely related to the financial business through the stock ownership. The Parent Company’s headquarter is located at 26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul. In 2011, Kookmin Bank spun off its credit card business segment and established a new separate credit card company, KB Kookmin Card Co., Ltd. and KB Investment & Securities Co., Ltd. merged with KB Futures Co., Ltd. The Group established KB Savings Bank Co., Ltd. in January 2012, acquired Yehansoul Savings Bank Co., Ltd. in September 2013, and KB Savings Bank Co., Ltd. merged with Yehansoul Savings Bank Co., Ltd. in January 2014. In March 2014, the Group acquired Woori Financial Co., Ltd. and changed the name to KB Capital Co., Ltd. Meanwhile, the Group included LIG Insurance Co., Ltd. as an associate and changed the name to KB Insurance Co., Ltd. in June 2015, and KB Insurance Co., Ltd. became one of the subsidiaries through a tender offer in May 2017. Also, the Group included Hyundai Securities Co., Ltd. as an associate in June 2016 and included as a subsidiary in October 2016 by comprehensive exchange of shares. Hyundai Securities Co., Ltd. merged with KB Investment & Securities Co., Ltd. in December 2016 and changed its name to KB Securities Co., Ltd. in January 2017. In August 2020, the Group acquired Prudential Life Insurance Company of Korea Ltd. which was classified as a subsidiary and the name was changed to KB Life Insurance Co., Ltd. in December 2022. Then in January 2023, it merged with another existing KB Life Insurance Co., Ltd. The Parent Company sold 100% shares of KB Credit Information Co., Ltd. to KB Kookmin Card Co., Ltd. on June 30, 2023.

The Parent Company’s share capital as of March 31, 2025, is ~~W~~ 2,090,558 million. The Parent Company has been listed on the Korea Exchange (“KRX”) since October 10, 2008, and on the New York Stock Exchange (“NYSE”) for its American Depositary Shares (“ADS”) since September 29, 2008. Number of shares authorized in its Articles of Incorporation is 1,000 million.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

2. Basis of Preparation

2.1 Application of Korean IFRS

The Group maintains its accounting records in Korean won and prepares statutory consolidated financial statements in the Korean language in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”). The accompanying consolidated financial statements have been translated into English from the Korean language consolidated financial statements.

The consolidated financial statements of the Group have been prepared in accordance with Korean IFRS. Korean IFRS are the standards and related interpretations issued by the International Accounting Standards Board (“IASB”) that have been adopted by the Republic of Korea.

The preparation of the consolidated financial statements requires the use of certain critical accounting estimates. Management also needs to exercise judgment in applying the Group’s accounting policies. The areas that require a more complex and higher level of judgment or areas that require significant assumptions and estimations are disclosed in Note 2.4.

The Group’s condensed consolidated interim financial statements for the three-month period ended March 31, 2025, have been prepared in accordance with Korean IFRS No.1034 Interim Financial Reporting and contain less information than is required in annual consolidated financial statements. Selected explanatory notes include descriptions of transactions or events that are significant in understanding change in financial position and financial performance of the Group since the end of the previous annual reporting period. These consolidated interim financial statements have been prepared in accordance with Korean IFRS which is effective or early adopted as of March 31, 2025.

2.1.1 The Group has applied the following new and amended standards for the first time for its annual reporting period commencing January 1, 2025.

•

Amendment of Korean IFRS No.1021 “The Effects of Changes in Foreign Exchange Rates” and Korean IFRS No.1101 “First-time Adoption of International Financial Reporting Standards” - Lack of exchangeability

The amendments require the Group to determine a spot exchange rate when exchangeability is lacking, and to disclose information on the nature and financial effects of the currency not being exchangeable into the other currency, the spot exchange rate(s) used, the estimation process, and the risks to which the Group is exposed. These amendments do not have a significant impact on the financial statements.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

2.1.2 The following are the accounting standards that have been established or announced but have not yet been implemented, which the Group has not applied

•	Amendment of Korean IFRS No.1109 “Financial Instruments” and No.1107 “Financial Instruments”

The amendments respond to recent questions arising in practice. This amendment will be applied to the financial statements for the accounting year beginning on or after January 1, 2026. These amendments do not have a significant impact on the financial statements.

•	clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system;

•	clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion;

•	add new disclosures for certain instruments with contractual terms that can change cash flows

•	update the disclosures for equity instruments designated at fair value through other comprehensive income (FVOCI).

•	Korean IFRS Accounting Standards Annual Improvements Volume 11

Korean IFRS Accounting Standards Annual Improvements Volume 11 will be effective for annual reporting periods beginning on or after January 1, 2026. These amendments do not have a significant impact on the financial statements.

•	Korean IFRS No.1101 “First-time adoption of International Financial Reporting Standards”: Hedge accounting by a first-time adopter

•	Korean IFRS No.1107 “Financial Instruments: Disclosures”: Gain or loss on derecognition, Application guidance

•	Korean IFRS No.1109 “Financial Instruments”: Derecognition of lease liabilities, Definition of transaction price

•	Korean IFRS No.1110 “Consolidated Financial Statements”: Determination of a ‘de facto agent’

•	Korean IFRS Bo.1007 “Statement of Cash Flows”: Cost method

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

2.1.3 Restatement of financial statements for the three-month period ended March 31, 2024 for the application of Insurance Contract accounting policy changes

In applying K-IFRS No. 1117, the Group has developed and applied its own accounting policies for areas where accounting treatment is not clearly defined. In order to provide more reliable and relevant information, the Group has changed some of these policies during the year ended December 31, 2024, and has retrospectively applied them to each prior reporting period presented in accordance with Korean IFRS No. 1008, “Accounting Policies, Changes in Accounting Estimates, and Errors”.

There is no effect on the statement of cash flows due to the change in accounting policy. The effects of applying the changes in accounting policies on the comprehensive income statement for the three-month period ended March 31, 2024, and the financial position as of December 31, 2023, are as follows:

2.1.3.1 The consolidated statement of comprehensive income for the three-month period ended March 31, 2024

(In millions of Korean won)	Before the effects of change in accounting policy		After the effects of change in accounting policy		Net increase (decrease)
Interest income	~~W~~	3,151,485	~~W~~	3,169,885	~~W~~	18,400
Insurance finance interest income		8,332		7,943		(389)
Insurance finance interest expense		(395,951)		(377,162)		18,789
Net insurance income		538,379		542,971		4,592
Insurance income		2,727,558		2,732,740		5,182
Insurance income		2,689,474		2,694,656		5,182
Insurance expense		(2,189,179)		(2,189,769)		(590)
Insurance service expense		(1,973,227)		(1,975,583)		(2,356)
Reinsurance expense		(215,952)		(214,186)		1,766
Other insurance finance expenses		(112,426)		(145,307)		(32,881)
Net operating income		2,355,448		2,345,559		(9,889)
Net non-operating expenses		(947,964)		(947,964)		—
Profit before income tax expense		1,407,484		1,397,595		(9,889)
Income tax expense		(344,270)		(341,532)		2,738
Profit for the period		1,063,214		1,056,063		(7,151)
Other comprehensive income (loss), net of tax		(759,802)		(737,571)		22,231
Net Financial Income (Expense) of Insurance Contract Assets (Liabilities)		(164,964)		(142,733)		22,231
Total comprehensive income		303,412		318,492		15,080

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

2.1.3.2 The consolidated statements of financial position as of December 31, 2023

(In millions of Korean won)	Before the effects of change in accounting policy		After the effects of change in accounting policy		Net increase (decrease)
Reinsurance contract assets	~~W~~	1,655,168	~~W~~	1,642,432	~~W~~	(12,736)
Total assets		715,738,152		715,725,416		(12,736)
Insurance contract liabilities		50,308,552		50,617,990		309,438
Deferred income tax liabilities		2,179,966		2,094,912		(85,054)
Total liabilities		656,864,842		657,089,226		224,384
Accumulated other comprehensive income (loss)		2,295,165		2,152,644		(142,521)
Retained earnings		32,029,199		31,934,600		(94,599)
Total equity		58,873,310		58,636,190		(237,120)
Total liabilities and equity		715,738,152		715,725,416		(12,736)

2.2 Measurement Basis

The consolidated financial statements have been prepared based on the historical cost accounting model unless otherwise specified.

2.3 Functional and Presentation Currency

Items included in the financial statements of each entity of the Group are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The consolidated financial statements are presented in Korean won, which is the Parent Company’s functional and presentation currency.

2.4 Critical Accounting Estimates

The Group applies accounting policies and uses judgements, accounting estimates and assumptions that may have a significant impact on the assets (liabilities) and incomes (expenses). Management’s estimates of outcomes may differ from actual outcomes if management’s estimates and assumptions based on management’s best judgment at the reporting date are different from the actual environment.

Estimates and underlying assumptions are continually evaluated, and changes in accounting estimates are recognized in the period in which the estimates are changed and in any future periods affected.

Uncertainties in estimates and assumptions with significant risks used in the preparation of these condensed consolidated interim financial statements are the same as those applied to the consolidated financial statements for the year ended December 31, 2024.

3. Material Accounting Policies

The material accounting policies and calculation methods applied in the preparation of these consolidated interim financial statements are the same as those applied to the consolidated financial statements for the year ended December 31, 2024, except for the impact of changes due to adopting new and amended standards and interpretations described in Note 2.1 and below paragraph.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

3. Material Accounting Policies (cont’d)

The Group is subject to Pillar 2 income taxes, and has applied a temporary exemption provision regarding the recognition and disclosure of deferred taxes related to the Pillar 2 rules.

Income tax expense for the interim period is measured applying the expected average annual income tax rate applicable on expected total annual income.

4. Financial Risk Management

4.1 Summary

4.1.1 Overview of financial risk management policy

The financial risks that the Group is exposed to are credit risk, market risk, liquidity risk, operational risk, and others.

This note regarding financial risk management provides information about the risks that the Group is exposed to and about its objectives, policies, risk assessment and management procedures, and capital management. Additional quantitative information is disclosed throughout the consolidated financial statements.

The Group’s risk management system focuses on efficiently supporting long-term strategy and management decisions of the Group by increasing risk transparency, preventing risk transfer between subsidiaries and preemptive response to rapidly changing financial environments. Credit risk, market risk, operational risk, interest rate risk, insurance risk, liquidity risk, credit concentration risk, strategy risk, reputation risk, and foreign exchange settlement risk are recognized as the Group’s significant risks and measured and managed according to regulatory capital and internal capital standards.

4.1.2 Risk management organization

4.1.2.1 Risk Management Committee

The Risk Management Committee, as the ultimate decision-making body, deals with risk-related issues, such as establishing risk management strategies in accordance with the strategic direction determined by the board of directors, determining the affordable level of risk appetite, reviewing the level of risk and the status of risk management activities, approving the application of risk management systems, methodologies, and major improvements, and establishing and approving risk management strategies and procedures to timely recognize, measure, monitor, and control risks arising from various transactions by the Group.

4.1.2.2 Risk Management Council

The Risk Management Council is responsible for consulting on matters delegated by the Risk Management Committee and requests for review by the Management Executive Committee, consulting on details of each subsidiary’s risk management strategies and procedures, monitoring the Group’s risk management status, and establishing and implementing necessary measures.

4.1.2.3 Risk Management Department

The Risk Management Department performs the Group’s risk management detailed strategies, procedures, and business processes, and is responsible for calculating the Group’s risk-weighted assets, monitoring and managing internal capital limits.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

4.2 Credit Risk

4.2.1 Overview of credit risk

Credit risk is the risk of loss from the portfolio of assets held due to the counterparty’s default, breach of contract, and deterioration of credit quality. For risk management reporting purposes, the Group considers all factors of credit risk exposure, such as default risk of individual borrowers, country risk, and risk of specific sectors in an integrated way.

4.2.2 Credit risk management

The Group measures the expected loss and internal capital for the assets subject to credit risk management, including on-balance and off-balance assets, and uses them as management indicators. The Group allocates and manages credit risk internal capital limits.

In addition, to prevent excessive concentration of exposures by borrower and industry, the total exposure limit at the Group level is introduced, applied, and managed to control the credit concentration risk.

All of the Kookmin Bank’s loan customers (individuals and corporates) are assigned a credit rating and managed by a comprehensive internal credit evaluation system. For individuals, the credit rating is evaluated by utilizing personal information, income and job information, asset information, and bank transaction information. For corporates, the credit rating is evaluated by analyzing and utilizing financial and non-financial information which measures current and future corporate value and ability to repay the debt. Also, the extent to which corporates have the ability to meet debt obligations is comprehensively considered.

The credit rating, once assigned, serves as the fundamental instrument in Kookmin Bank’s credit risk management, and is applied in a wide range of credit risk management processes, including credit approval, credit limit management, loan pricing, and assessment of allowances for credit losses. For corporates, Kookmin Bank conducts a regular credit evaluation at least once a year, and the review and supervision departments regularly validate the adequacy of credit ratings to manage credit risks.

KB Kookmin Card Co., Ltd.’s credit scoring system is divided into Application Scoring System (“ASS”) and Behavior Scoring System (“BSS”). For applications that meet the eligibility criteria for card issuance, the card will be issued only if the ASS credit rating is above the standard. KB Kookmin Card Co., Ltd.’s internal information, external information from the credit bureau company and others, and personal information on the application are used to calculate the ASS credit rating. The BSS, which is recalculated on a weekly basis, predicts the delinquency probability of cardholders, and utilizes it to monitor cardholders and portfolio risk.

In order to establish a credit risk management system, the Group manages credit risk by forming a separate risk management organization. In particular, independently of the Sales Group, the Credit Management & Analysis Group of Kookmin Bank, a subsidiary, is in charge of loan policy, loan system, credit rating, credit analysis, follow-up management, and corporate restructuring. The Risk Management Group of Kookmin Bank is responsible for establishing policies on credit risk management, measuring and limiting internal capital of credit risk, setting credit limits, credit review, and verification of credit rating models.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

4.2.3 Maximum exposure to credit risk

The Group’s maximum exposures to credit risk without consideration of collateral values in relation to financial instruments other than equity securities as of March 31, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	March 31, 2025		December 31, 2024
Financial assets
Due from financial institutions measured at amortized cost *	~~W~~	28,338,789	~~W~~	27,790,121
Financial assets at fair value through profit or loss:
Due from financial institutions measured at fair value through profit or loss		66,712		59,838
Securities measured at fair value through profit or loss		78,571,691		73,768,636
Loans measured at fair value through profit or loss		1,157,109		1,187,763
Financial instruments indexed to the price of gold		217,864		158,519
Derivatives		10,057,025		11,730,767
Loans measured at amortized cost *		474,870,495		472,071,840
Financial investments:
Securities measured at fair value through other comprehensive income		90,368,390		88,735,996
Securities measured at amortized cost *		34,745,190		37,113,552
Loans measured at fair value through other comprehensive income		1,549,135		1,446,628
Other financial assets *		20,537,119		14,404,227

		740,479,519		728,467,887

Off-balance sheet items
Acceptances and guarantees contracts		16,402,953		16,250,243
Financial guarantee contracts		6,683,292		6,674,740
Commitments		215,030,630		212,695,995

		238,116,875		235,620,978

	~~W~~	978,596,394	~~W~~	964,088,865

*	After netting of allowance

4.2.4 Credit risk of loans

The Group maintains allowances for loan losses associated with credit risk of loans to manage its credit risk.

The Group assesses expected credit losses and recognizes loss allowances of financial assets at amortized cost and financial assets at fair value through other comprehensive income. Financial assets at fair value through profit or loss are excluded. Expected credit losses are a probability-weighted estimate of possible credit losses occurring in a certain range by reflecting reasonable and supportable information that is reasonably available at the end of the reporting period without undue cost or effort, including information about past events, current conditions, and forecasts of future economic conditions. The Group measures the expected credit losses of loans classified as financial assets at amortized cost, by deducting allowances for credit losses. The expected credit losses of loans classified as financial assets at fair value through other comprehensive income are presented in other comprehensive income in the consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

4.2.4.1 Credit risk exposure

Credit qualities of loans as of March 31, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)

	March 31, 2025
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Loans measured at amortized cost *
Corporate
Grade 1	~~W~~	146,993,496	~~W~~	7,146,672	~~W~~	3,345	~~W~~	—	~~W~~	154,143,513
Grade 2		73,827,066		11,537,540		16,390		—		85,380,996
Grade 3		3,877,910		4,484,328		25,995		—		8,388,233
Grade 4		799,140		1,439,920		28,988		—		2,268,048
Grade 5		134,124		647,722		3,279,571		—		4,061,417

		225,631,736		25,256,182		3,354,289		—		254,242,207

Retail
Grade 1		177,437,918		5,023,387		7,718		—		182,469,023
Grade 2		7,680,385		4,213,145		39,653		—		11,933,183
Grade 3		4,388,784		1,637,739		27,241		—		6,053,764
Grade 4		318,864		422,698		32,384		—		773,946
Grade 5		106,359		851,550		1,236,734		—		2,194,643

		189,932,310		12,148,519		1,343,730		—		203,424,559

Credit card
Grade 1		11,207,732		189,815		—		—		11,397,547
Grade 2		5,417,752		589,456		—		—		6,007,208
Grade 3		2,520,120		1,685,137		—		—		4,205,257
Grade 4		10,164		475,169		—		—		485,333
Grade 5		1,196		348,596		525,239		—		875,031

		19,156,964		3,288,173		525,239		—		22,970,376

		434,721,010		40,692,874		5,223,258		—		480,637,142

Loans measured at fair value through other comprehensive income
Corporate
Grade 1		1,461,052		—		—		—		1,461,052
Grade 2		88,083		—		—		—		88,083
Grade 3		—		—		—		—		—
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		1,549,135		—		—		—		1,549,135

		1,549,135		—		—		—		1,549,135

	~~W~~	436,270,145	~~W~~	40,692,874	~~W~~	5,223,258	~~W~~	—	~~W~~	482,186,277

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

4.2.4.1 Credit risk exposure (cont’d)

(In millions of Korean won)

	December 31, 2024
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Loans measured at amortized cost *
Corporate
Grade 1	~~W~~	145,582,892	~~W~~	7,629,290	~~W~~	2,896	~~W~~	—	~~W~~	153,215,078
Grade 2		74,005,609		11,446,162		12,845		—		85,464,616
Grade 3		3,757,237		5,195,235		14,777		—		8,967,249
Grade 4		861,581		1,091,261		28,368		—		1,981,210
Grade 5		18,395		691,118		3,066,032		—		3,775,545

		224,225,714		26,053,066		3,124,918		—		253,403,698

Retail
Grade 1		175,229,905		4,814,560		6,804		—		180,051,269
Grade 2		8,048,905		4,071,783		39,224		—		12,159,912
Grade 3		4,213,155		1,546,848		33,207		—		5,793,210
Grade 4		315,926		368,863		34,997		—		719,786
Grade 5		49,595		867,276		1,182,000		—		2,098,871

		187,857,486		11,669,330		1,296,232		—		200,823,048

Credit card
Grade 1		11,554,106		195,328		—		—		11,749,434
Grade 2		5,528,025		584,962		—		—		6,112,987
Grade 3		2,575,397		1,640,995		—		—		4,216,392
Grade 4		12,202		476,827		—		—		489,029
Grade 5		1,068		320,083		589,481		—		910,632

		19,670,798		3,218,195		589,481		—		23,478,474

		431,753,998		40,940,591		5,010,631		—		477,705,220

Loans measured at fair value through other comprehensive income
Corporate
Grade 1		1,402,334		—		—		—		1,402,334
Grade 2		44,294		—		—		—		44,294
Grade 3		—		—		—		—		—
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		1,446,628		—		—		—		1,446,628

		1,446,628		—		—		—		1,446,628

	~~W~~	433,200,626	~~W~~	40,940,591	~~W~~	5,010,631	~~W~~	—	~~W~~	479,151,848

*	Before netting of allowance

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

4.2.4.1 Credit risk exposure (cont’d)

Credit qualities of loans graded according to internal credit ratings as of March 31, 2025 and December 31, 2024, are as follows:

	Range of probability of default (%)	Retail	Corporate
Grade 1	0.0 ~ 1.0	1 ~ 5 grade	AAA ~ BBB+
Grade 2	1.0 ~ 5.0	6 ~ 8 grade	BBB ~ BB
Grade 3	5.0 ~ 15.0	9 ~ 10 grade	BB- ~ B
Grade 4	15.0 ~ 30.0	11 grade	B- ~ CCC
Grade 5	30.0 ~	12 grade or under	CC or under

4.2.4.2 Quantification of the extent to which collateral and other credit enhancements mitigate credit risk of loans as of March 31, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	March 31, 2025
	12-month expected credit losses		Lifetime expected credit losses				Total
			Non-impaired		Impaired
Guarantees	~~W~~	122,720,507	~~W~~	8,425,877	~~W~~	510,626	~~W~~	131,657,010
Deposits and savings		2,744,994		128,620		7,348		2,880,962
Property and equipment		15,172,559		726,213		232,215		16,130,987
Real estate		216,337,252		21,572,745		2,154,138		240,064,135

	~~W~~	356,975,312	~~W~~	30,853,455	~~W~~	2,904,327	~~W~~	390,733,094

(In millions of Korean won)	December 31, 2024
	12-month expected credit losses		Lifetime expected credit losses				Total
			Non-impaired		Impaired
Guarantees	~~W~~	120,868,541	~~W~~	8,349,217	~~W~~	498,290	~~W~~	129,716,048
Deposits and savings		2,792,768		127,130		11,704		2,931,602
Property and equipment		15,498,262		1,071,833		227,196		16,797,291
Real estate		214,770,163		21,195,798		2,167,580		238,133,541

	~~W~~	353,929,734	~~W~~	30,743,978	~~W~~	2,904,770	~~W~~	387,578,482

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

4.2.5 Credit risk of securities

Credit qualities of securities exposed to credit risk other than equity securities among financial investments as of March 31, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)

	March 31, 2025
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Securities measured at amortized cost *
Grade 1	~~W~~	31,422,021	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	31,422,021
Grade 2		3,330,785		—		—		—		3,330,785
Grade 3		8,224		—		—		—		8,224
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		34,761,030		—		—		—		34,761,030

Securities measured at fair value through other comprehensive income
Grade 1		83,843,850		—		—		—		83,843,850
Grade 2		6,520,264		—		—		—		6,520,264
Grade 3		4,276		—		—		—		4,276
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		90,368,390		—		—		—		90,368,390

	~~W~~	125,129,420	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	125,129,420

(In millions of Korean won)

	December 31, 2024
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Securities measured at amortized cost *
Grade 1	~~W~~	33,733,935	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	33,733,935
Grade 2		3,396,100		—		—		—		3,396,100
Grade 3		913		—		—		—		913
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		37,130,948		—		—		—		37,130,948

Securities measured at fair value through other comprehensive income
Grade 1		81,797,910		—		—		—		81,797,910
Grade 2		6,933,807		—		—		—		6,933,807
Grade 3		4,279		—		—		—		4,279
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		88,735,996		—		—		—		88,735,996

	~~W~~	125,866,944	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	125,866,944

*	Before netting of allowance

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

4.2.5 Credit risk of securities (cont’d)

Credit qualities of securities other than equity securities, according to the credit ratings by external credit rating agencies as of March 31, 2025 and December 31, 2024, are as follows:

Credit	Domestic				Foreign

quality	KIS	NICE P&I	KAP	FnPricing Inc.	S&P	Fitch-IBCA	Moody’s
Grade 1	AA0 to AAA	AA0 to AAA	AA0 to AAA	AA0 to AAA	A- to AAA	A- to AAA	A3 to Aaa
Grade 2	A- to AA-	A- to AA-	A- to AA-	A- to AA-	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Grade 3	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BB to BB+	BB to BB+	Ba2 to Ba1
Grade 4	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	B+ to BB-	B+ to BB-	B1 to Ba3
Grade 5	BB- or under	BB- or under	BB- or under	BB- or under	B or under	B or under	B2 or under

Credit qualities of debt securities denominated in Korean won are based on the lowest credit rating by the domestic credit rating agencies above, and those denominated in foreign currencies are based on the lowest credit rating by the foreign credit rating agencies above.

4.2.6 Credit risk of due from financial institutions

Credit qualities of due from financial institutions as of March 31, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)

	March 31, 2025
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Due from financial institutions measured at amortized cost *
Grade 1	~~W~~	26,785,455	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	26,785,455
Grade 2		735,083		—		—		—		735,083
Grade 3		167,791		—		—		—		167,791
Grade 4		23		—		—		—		23
Grade 5		651,493		—		—		—		651,493

	~~W~~	28,339,845	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	28,339,845

(In millions of Korean won)

	December 31, 2024
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Due from financial institutions measured at amortized cost *
Grade 1	~~W~~	26,483,963	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	26,483,963
Grade 2		583,640		—		—		—		583,640
Grade 3		62,223		—		—		—		62,223
Grade 4		18		—		—		—		18
Grade 5		661,849		—		—		—		661,849

	~~W~~	27,791,693	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	27,791,693

*	Before netting of allowance

The classification criteria of the credit qualities of due from financial institutions as of March 31, 2025 and December 31, 2024, are the same as the criteria for securities other than equity securities.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

4.2.7 Credit risk concentration analysis

4.2.7.1 Classifications of corporate loans by industry as of March 31, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)

	March 31, 2025
	Loans		%	Allowances		Carrying amount
Financial institutions	~~W~~	30,743,820	11.96	~~W~~	(258,766)	~~W~~	30,485,054
Manufacturing		54,947,214	21.38		(595,032)		54,352,182
Service		113,426,194	44.15		(1,178,107)		112,248,087
Wholesale and retail		31,364,174	12.21		(604,051)		30,760,123
Construction		7,018,848	2.73		(282,134)		6,736,714
Public sector		2,677,641	1.04		(65,126)		2,612,515
Others		16,770,560	6.53		(281,802)		16,488,758

	~~W~~	256,948,451	100.00	~~W~~	(3,265,018)	~~W~~	253,683,433

(In millions of Korean won)

	December 31, 2024
	Loans		%	Allowances		Carrying amount
Financial institutions	~~W~~	29,395,390	11.48	~~W~~	(258,612)	~~W~~	29,136,778
Manufacturing		55,635,406	21.73		(602,712)		55,032,694
Service		113,938,671	44.50		(1,132,799)		112,805,872
Wholesale and retail		31,112,210	12.15		(552,209)		30,560,001
Construction		6,782,310	2.65		(279,959)		6,502,351
Public sector		2,460,655	0.96		(66,475)		2,394,180
Others		16,713,448	6.53		(276,057)		16,437,391

	~~W~~	256,038,090	100.00	~~W~~	(3,168,823)	~~W~~	252,869,267

4.2.7.2 Classifications of retail loans and credit card receivables as of March 31, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)

	March 31, 2025
	Loans		%	Allowances		Carrying amount
Housing loan	~~W~~	107,346,986	47.41	~~W~~	(301,756)	~~W~~	107,045,230
General loan		96,077,573	42.44		(1,309,690)		94,767,883
Credit card		22,970,376	10.15		(890,183)		22,080,193

	~~W~~	226,394,935	100.00	~~W~~	(2,501,629)	~~W~~	223,893,306

(In millions of Korean won)

	December 31, 2024
	Loans		%	Allowances		Carrying amount
Housing loan	~~W~~	104,273,035	46.49	~~W~~	(283,861)	~~W~~	103,989,174
General loan		96,550,013	43.04		(1,303,956)		95,246,057
Credit card		23,478,474	10.47		(876,740)		22,601,734

	~~W~~	224,301,522	100.00	~~W~~	(2,464,557)	~~W~~	221,836,965

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

4.2.7.3 Classifications of due from financial institutions, securities other than equity securities, and derivative financial assets by industry as of March 31, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)

	March 31, 2025
	Amount		%	Allowances		Carrying amount
Due from financial institutions measured at amortized cost
Finance and insurance	~~W~~	28,339,845	100.00	~~W~~	(1,056)	~~W~~	28,338,789

		28,339,845	100.00		(1,056)		28,338,789

Due from financial institutions measured at fair value through profit or loss
Finance and insurance		66,712	100.00		—		66,712

		66,712	100.00		—		66,712

Securities measured at fair value through profit or loss
Government and government funded institutions		28,576,913	36.38		—		28,576,913
Finance and insurance		36,627,487	46.61		—		36,627,487
Others		13,367,291	17.01		—		13,367,291

		78,571,691	100.00		—		78,571,691

Derivative financial assets
Government and government funded institutions		49,352	0.49		—		49,352
Finance and insurance		8,877,986	88.28		—		8,877,986
Others		1,129,687	11.23		—		1,129,687

		10,057,025	100.00		—		10,057,025

Securities measured at fair value through other comprehensive income
Government and government funded institutions		51,880,349	57.41		—		51,880,349
Finance and insurance		26,548,608	29.38		—		26,548,608
Others		11,939,433	13.21		—		11,939,433

		90,368,390	100.00		—		90,368,390

Securities measured at amortized cost
Government and government funded institutions		15,229,793	43.82		(908)		15,228,885
Finance and insurance		19,380,094	55.75		(14,654)		19,365,440
Others		151,143	0.43		(278)		150,865

		34,761,030	100.00		(15,840)		34,745,190

	~~W~~	242,164,693		~~W~~	(16,896)	~~W~~	242,147,797

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

4.2.7.3 Classifications of due from financial institutions, securities other than equity securities, and derivative financial assets by industry as of March 31, 2025 and December 31, 2024, are as follows: (cont’d)

(In millions of Korean won)

	December 31, 2024
	Amount		%	Allowances		Carrying amount
Due from financial institutions measured at amortized cost
Finance and insurance	~~W~~	27,791,693	100.00	~~W~~	(1,572)	~~W~~	27,790,121

		27,791,693	100.00		(1,572)		27,790,121

Due from financial institutions measured at fair value through profit or loss
Finance and insurance		59,838	100.00		—		59,838

		59,838	100.00		—		59,838

Securities measured at fair value through profit or loss
Government and government funded institutions		25,543,224	34.63		—		25,543,224
Finance and insurance		35,810,087	48.54		—		35,810,087
Others		12,415,325	16.83		—		12,415,325

		73,768,636	100.00		—		73,768,636

Derivative financial assets
Government and government funded institutions		51,376	0.44		—		51,376
Finance and insurance		10,398,642	88.64		—		10,398,642
Others		1,280,749	10.92		—		1,280,749

		11,730,767	100.00		—		11,730,767

Securities measured at fair value through other comprehensive income
Government and government funded institutions		49,417,230	55.69		—		49,417,230
Finance and insurance		27,374,090	30.85		—		27,374,090
Others		11,944,676	13.46		—		11,944,676

		88,735,996	100.00		—		88,735,996

Securities measured at amortized cost
Government and government funded institutions		15,499,014	41.75		(787)		15,498,227
Finance and insurance		21,411,994	57.66		(16,228)		21,395,766
Others		219,940	0.59		(381)		219,559

		37,130,948	100.00		(17,396)		37,113,552

	~~W~~	239,217,878		~~W~~	(18,968)	~~W~~	239,198,910

Due from financial institutions, financial instruments at fair value through profit or loss linked to gold price, and derivative financial instruments are mostly related to the finance and insurance industry with high credit ratings.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

4.3 Liquidity Risk

4.3.1 Overview of liquidity risk

Liquidity risk is a risk that the Group becomes insolvent due to the mismatch between the inflow and outflow of funds, unexpected cash outflows, or a risk of loss due to financing funds at a high interest rate or disposing of securities at an unfavorable price due to lack of available funds. The Group manages its liquidity risk through analysis of the contractual maturity of interest-bearing assets and liabilities, assets and liabilities related to the other inflows and outflows of funds, and off-balance sheet items related to the inflows and outflows of funds such as currency derivative instruments and others.

4.3.2 Liquidity risk management and indicator

The liquidity risk is managed by risk management policies and liquidity risk management guidelines set forth in these policies that apply to all risk management policies and procedures that may arise throughout the overall business of the Group.

The Group calculates and manages liquidity ratio and others for all transactions and off-balance transactions related to liquidity, that affect the cash flows in Korean won and foreign currency funds raised and operated for the management of liquidity risks and periodically reports them to the Risk Management Committee.

4.3.3 Analysis of remaining contractual maturity of financial liabilities

The cash flows disclosed in the maturity analysis are undiscounted contractual amounts including principal and future interest payments; as such, amounts in the table below do not match with those in the consolidated statements of financial position which are based on discounted cash flows. The future interest payments for floating-rate liabilities are calculated on the assumption that the current interest rate is the same until maturity.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

4.3.3.1 Remaining contractual maturity of financial liabilities other than derivatives held for cash flow hedge, and off-balance sheet items as of March 31, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)

	March 31, 2025
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial liabilities
Financial liabilities at fair value through profit or loss [1]	~~W~~	2,702,571	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	2,702,571
Financial liabilities designated at fair value through profit or loss [1]		8,202,001		—		—		—		—		—		8,202,001
Derivatives held for trading [1]		9,832,211		—		—		—		—		—		9,832,211
Derivatives held for hedging [2]		1,862		183		29,270		73,458		41,835		(2,282)		144,326
Deposits [3]		182,845,215		38,186,575		50,831,773		142,667,586		27,300,315		1,413,535		443,244,999
Borrowings		11,058,011		19,983,022		8,191,497		20,363,217		10,714,974		1,187,085		71,497,806
Debentures		1,113		4,115,620		7,935,736		21,800,973		42,767,838		4,242,415		80,863,695
Lease liabilities		471		28,922		56,841		220,220		629,880		119,573		1,055,907
Other financial liabilities		109,571		34,057,955		133,513		357,782		1,139,757		167,481		35,966,059

	~~W~~	214,753,026	~~W~~	96,372,277	~~W~~	67,178,630	~~W~~	185,483,236	~~W~~	82,594,599	~~W~~	7,127,807	~~W~~	653,509,575

Off-balance sheet items
Commitments [4]	~~W~~	215,030,630	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	215,030,630
Acceptances and guarantees contracts		16,402,953		—		—		—		—		—		16,402,953
Financial guarantee contracts [5]		6,683,292		—		—		—		—		—		6,683,292

	~~W~~	238,116,875	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	238,116,875

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

4.3.3.1 Remaining contractual maturity of financial liabilities other than derivatives held for cash flow hedge, and off-balance sheet items as of March 31, 2025 and December 31, 2024, are as follows: (cont’d)

(In millions of Korean won)

	December 31, 2024
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial liabilities
Financial liabilities at fair value through profit or loss [1]	~~W~~	2,717,732	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	2,717,732
Financial liabilities designated at fair value through profit or loss [1]		8,002,499		—		—		—		—		—		8,002,499
Derivatives held for trading [1]		11,409,695		—		—		—		—		—		11,409,695
Derivatives held for hedging [2]		—		7,538		12,221		85,101		64,760		(3,206)		166,414
Deposits [3]		181,232,114		41,663,882		57,643,486		137,677,588		24,822,029		1,437,036		444,476,135
Borrowings		10,613,810		17,508,577		7,562,405		22,180,471		10,360,622		1,263,467		69,489,352
Debentures		1,113		4,138,143		6,683,638		21,458,905		42,772,744		5,955,515		81,010,058
Lease liabilities		196		30,683		56,903		227,390		606,547		122,502		1,044,221
Other financial liabilities		108,979		22,138,250		147,660		331,842		1,174,845		171,549		24,073,125

	~~W~~	214,086,138	~~W~~	85,487,073	~~W~~	72,106,313	~~W~~	181,961,297	~~W~~	79,801,547	~~W~~	8,946,863	~~W~~	642,389,231

Off-balance sheet items
Commitments [4]	~~W~~	212,695,995	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	212,695,995
Acceptances and guarantees contracts		16,250,243		—		—		—		—		—		16,250,243
Financial guarantee contracts [5]		6,674,740		—		—		—		—		—		6,674,740

	~~W~~	235,620,978	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	235,620,978

[1]

Financial liabilities measured or designated at fair value through profit or loss and derivatives held for trading are not managed by contractual maturity because they are expected to be traded or redeemed before maturity. Therefore, the carrying amounts of those financial instruments are included in the ‘On demand’ category.

[2]	Cash flows of derivatives held for hedging are shown at net amount of cash inflows and outflows by remaining contractual maturity.
[3]	Deposits that are contractually repayable on demand or on short notice are included in the ‘On demand’ category.
[4]	Commitments are included in the ‘On demand’ category because payments can be requested at any time.
[5]	Cash flows under financial guarantee contracts are classified based on the earliest period that the contract can be executed.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

4.4 Market Risk

4.4.1 Concept

Market risk refers to risks that can result in losses due to changes in market factors such as interest rate, stock price, and foreign exchange rate, etc., which arise from securities, derivatives, and others. The most significant risks associated with trading positions are interest rate risk, currency risk, and additional risks include stock price risk. The non-trading position is also exposed to interest rate risk. The Group manages the market risks by dividing them into those arising from the trading position and those arising from the non-trading position.

4.4.2 Risk management

The Group sets and monitors internal capital limits for market risk and interest rate risk to manage the risks of trading and non-trading positions. In order to manage market risk efficiently, the Group maintains risk management systems and procedures such as trading policies and procedures, market risk management guidelines for trading positions, and interest rate risk management guidelines for non-trading positions. The entire process is carried out through consultation with the Risk Management Council and approval by the Risk Management Committee of the Group. However, insurance companies that are engaged in the insurance business are not subject to these guidelines and are monitored by setting internal capital limits for market risk and interest rate risk based on K-ICS.

In the case of Kookmin Bank, a major subsidiary, the Risk Management Council establishes and enforces overall market risk management policies for market risk management and decides to establish position limits, loss limits, VaR limits, and approves non-standard new products. In addition, the Market Risk Management Subcommittee, chaired by Chief Risk Officer (“CRO”), is a practical decision-making body for market risk management and determines position limits, loss limits, VaR limits, sensitivity limits, and scenario loss limits for each department of the business group.

Kookmin Bank’s Asset-Liability Management Committee (“ALCO”) determines interest rate and commission operating standards and Asset Liability Management (“ALM”) operation policies and enacts and revises relevant guidelines. The Risk Management Committee and the Risk Management Council monitor the establishment and enforcement of ALM risk management policies and enact and revise ALM risk management guidelines. Interest rate risk limits are set based on future asset and liability positions and expected interest rate volatility, which reflect annual business plans. The Financial Planning Department and the Risk Management Department regularly measure and monitor interest rate risk and report the status and limit of interest rate risk including changes in Economic Value of Equity (“ EVE”), changes in Net Interest Income (“ NII”), and duration gap to the ALCO and the Risk Management Council on a monthly basis, and to the Risk Management Committee on a quarterly basis. To ensure the adequacy of interest rate risk and liquidity risk management, the Risk Management Department assigns the limits, monitors and reviews the procedures and tasks of ALM operations conducted by the ALM department, and reports related matters to the management independently.

Kookmin Bank is closely monitoring the outputs of various industry groups and markets that manage the transition to the new interest rate benchmark, including announcements by regulation authority and various consultative bodies related to the transition to alternative interest rate. In response to these announcements, Kookmin Bank has completed most of the transition and replacement plans according to LIBOR transition programs and plans consisting of major business areas such as finance, accounting, tax, legal, IT, and risk. The program is under the control of the CFO and related matters are reported to the board of directors and consultative bodies with senior management as members. Kookmin Bank continues its efforts as a market participant to actively express opinions so that the index interest rate benchmark reform can be carried out in the direction of minimizing the financial and non-financial impacts and operational risks and minimizing confusion among stakeholders.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

4.5 Operational Risk

4.5.1 Concept

Operational risk of the Group refers to the risk of loss that may occur due to improper or incorrect internal procedures, personnel, systems or external events. Operational risk management plays a role in enhancing the stability and soundness of financial institutions by managing the appropriate level of capital and supplementing the internal control system.

4.5.2 Risk management

The purpose of operational risk management is not only to comply with supervisory and regulatory requirements, but also to spread risk management culture, strengthen internal control, improve processes, and provide timely feedback to management and all employees. The Parent Company manages the Group’s overall operational risk, and each subsidiary establishes and implements operational risk management policies according to its own risk level and implements and operates related systems. The Group Risk Management Committee establishes and allocates risk capital of operational risk for each subsidiary, and subsidiaries manage operational risks at an appropriate level within the allocated risk capital.

5. Segment Information

5.1 Overall Segment Information and Business Segments

The Group classifies reporting segments based on the nature of the products and services provided, the type of customer, and the Group’s management organization.

Banking business	Corporate banking	Loans, deposit products, and other related financial services to large, small and medium-sized enterprises and SOHOs
	Retail banking	Loans, deposit products, and other related financial services to individuals and households
	Other banking services	Trading activities in securities and derivatives, funding, and other supporting activities

Securities business		Investment banking, brokerage services, and other supporting activities

Non-life insurance business		Non-life insurance and other supporting activities

Credit card business		Credit sale, cash advance, card loan, and other supporting activities

Life insurance business		Life insurance and other supporting activities

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

5.1 Overall Segment Information and Business Segments (cont’d)

Financial information by business segment as of March 31, 2025 and December 31, 2024 and for the three-month periods ended March 31, 2025 and 2024, are as follows:

(In millions of Korean won)

	2025
	Banking business								Securities		Non-life insurance		Credit card		Life insurance		Others		Consolidation adjustments		Total
	Corporate banking		Retail banking		Other banking services		Sub-total
Net operating revenues (expenses) from external customers	~~W~~	1,218,757	~~W~~	997,049	~~W~~	476,807	~~W~~	2,692,613	~~W~~	426,552	~~W~~	463,519	~~W~~	552,617	~~W~~	124,949	~~W~~	293,940	~~W~~	—	~~W~~	4,554,190
Intersegment net operating revenues (expenses)		2,287		—		43,187		45,474		58,904		(4,877)		(15,681)		(7,401)		57,369		(133,788)		—

		1,221,044		997,049		519,994		2,738,087		485,456		458,642		536,936		117,548		351,309		(133,788)		4,554,190

Net interest income (expenses)		1,443,477		867,782		285,423		2,596,682		166,457		(10,865)		425,224		(29,093)		151,270		(37,510)		3,262,165
Interest income		2,875,632		1,904,322		823,839		5,603,793		450,659		240,822		625,307		167,436		387,525		(20,601)		7,454,941
Interest expense		(1,432,155)		(1,036,540)		(538,416)		(3,007,111)		(284,202)		(251,687)		(200,083)		(196,529)		(236,255)		(16,909)		(4,192,776)
Net fee and commission income (expenses)		109,761		76,892		83,543		270,196		203,582		(10,680)		187,013		2,322		303,720		(22,105)		934,048
Fee and commission income		159,457		109,005		107,640		376,102		257,688		1,361		441,363		4,657		340,863		(91,801)		1,330,233
Fee and commission expense		(49,696)		(32,113)		(24,097)		(105,906)		(54,106)		(12,041)		(254,350)		(2,335)		(37,143)		69,696		(396,185)
Net insurance income		—		—		—		—		—		288,477		1,810		123,657		—		23,809		437,753
Insurance income		—		—		—		—		—		2,860,071		3,830		255,454		—		(11,544)		3,107,811
Insurance expense		—		—		—		—		—		(2,571,594)		(2,020)		(131,797)		—		35,353		(2,670,058)
Net gains (losses) on financial instruments at fair value through profit or loss		(19,360)		—		215,146		195,786		63,077		141,872		1,117		166,598		46,496		(68,728)		546,218
Net other insurance finance expense		—		—		—		—		—		5,972		—		(145,542)		—		—		(139,570)
Net other operating income (expenses)		(312,834)		52,375		(64,118)		(324,577)		52,340		43,866		(78,228)		(394)		(150,177)		(29,254)		(486,424)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

5.1 Overall Segment Information and Business Segments (cont’d)

(In millions of Korean won)

	2025
	Banking business								Securities		Non-life insurance		Credit card		Life insurance		Others		Consolidation adjustments		Total
	Corporate banking		Retail banking		Other banking services		Sub-total
General and administrative expenses	~~W~~	(440,649)	~~W~~	(420,371)	~~W~~	(202,171)	~~W~~	(1,063,191)	~~W~~	(242,756)	~~W~~	(35,492)	~~W~~	(140,656)	~~W~~	(37,524)	~~W~~	(115,353)	~~W~~	29,407	~~W~~	(1,605,565)
Operating income (expenses) before provision for credit losses		780,395		576,678		317,823		1,674,896		242,700		423,150		396,280		80,024		235,956		(104,381)		2,948,625
Reversal (provision) of credit losses		(209,611)		(68,045)		(8,331)		(285,987)		(19,951)		(1,177)		(284,795)		(499)		(69,645)		6,457		(655,597)
Net operating income (expenses)		570,784		508,633		309,492		1,388,909		222,749		421,973		111,485		79,525		166,311		(97,924)		2,293,028
Share of profit (loss) of associates and joint ventures		—		—		(6,041)		(6,041)		(6,506)		596		314		(151)		3,774		13,462		5,448
Net other non-operating income (expenses)		(2,519)		—		(6,324)		(8,843)		20,750		1,398		256		2,032		(2,282)		(5,181)		8,130
Segment profit (loss) before income tax expense		568,265		508,633		297,127		1,374,025		236,993		423,967		112,055		81,406		167,803		(89,643)		2,306,606
Income tax benefit (expense)		(156,724)		(121,383)		(78,143)		(356,250)		(56,655)		(110,419)		(27,339)		(20,676)		(47,330)		11,185		(607,484)

Profit (loss) for the period	~~W~~	411,541	~~W~~	387,250	~~W~~	218,984	~~W~~	1,017,775	~~W~~	180,338	~~W~~	313,548	~~W~~	84,716	~~W~~	60,730	~~W~~	120,473	~~W~~	(78,458)	~~W~~	1,699,122

Profit (loss) attributable to shareholders of the Parent Company		402,486		387,250		236,696		1,026,432		179,897		313,460		84,505		60,730		119,912		(87,665)		1,697,271
Profit (loss) attributable to non-controlling interests		9,055		—		(17,712)		(8,657)		441		88		211		—		561		9,207		1,851
Total assets *		238,848,776		178,384,944		152,516,149		569,749,869		67,015,247		42,032,259		29,806,522		35,360,610		66,579,757		(40,217,127)		770,327,137
Total liabilities *		213,837,174		213,689,372		104,804,461		532,331,007		60,247,281		36,848,573		24,424,708		32,657,536		28,259,052		(4,575,784)		710,192,373

*	Assets and liabilities of the reporting segments are amounts before intersegment transactions.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

5.1 Overall Segment Information and Business Segments (cont’d)

(In millions of Korean won)

	2024
	Banking business								Securities		Non-life insurance		Credit card		Life insurance		Others		Consolidation adjustments		Total
	Corporate banking		Retail banking		Other banking services		Sub-total
Net operating revenues (expenses) from external customers	~~W~~	1,300,924	~~W~~	1,055,321	~~W~~	80,319	~~W~~	2,436,564	~~W~~	542,284	~~W~~	495,531	~~W~~	522,979	~~W~~	134,928	~~W~~	269,779	~~W~~	—	~~W~~	4,402,065
Intersegment net operating revenues (expenses)		116,522		—		132,949		249,471		(37,630)		(65,755)		(11,568)		(10,378)		81,116		(205,256)		—

		1,417,446		1,055,321		213,268		2,686,035		504,654		429,776		511,411		124,550		350,895		(205,256)		4,402,065

Net interest income (expenses)		1,431,416		826,993		294,502		2,552,911		149,895		(25,504)		414,216		(40,968)		173,696		(54,361)		3,169,885
Interest income		3,034,689		1,962,793		834,250		5,831,732		439,844		217,169		608,654		153,283		391,376		(28,485)		7,613,573
Interest expense		(1,603,273)		(1,135,800)		(539,748)		(3,278,821)		(289,949)		(242,673)		(194,438)		(194,251)		(217,680)		(25,876)		(4,443,688)
Net fee and commission income (expenses)		110,801		66,750		122,816		300,367		196,692		(8,764)		199,631		1,513		316,564		(15,910)		990,093
Fee and commission income		154,464		104,496		149,201		408,161		259,509		2,885		458,703		3,872		350,590		(87,420)		1,396,300
Fee and commission expense		(43,663)		(37,746)		(26,385)		(107,794)		(62,817)		(11,649)		(259,072)		(2,359)		(34,026)		71,510		(406,207)
Net insurance income		—		—		—		—		—		393,354		2,198		127,818		—		19,601		542,971
Insurance income		—		—		—		—		—		2,496,998		4,646		241,555		—		(10,459)		2,732,740
Insurance expense		—		—		—		—		—		(2,103,644)		(2,448)		(113,737)		—		30,060		(2,189,769)
Net gains (losses) on financial instruments at fair value through profit or loss		10,155		—		145,196		155,351		112,495		71,072		958		103,083		(5,978)		(187,848)		249,133
Net other insurance finance expense		—		—		—		—		—		(13,506)		—		(131,801)		—		—		(145,307)
Net other operating income (expenses)		(134,926)		161,578		(349,246)		(322,594)		45,572		13,124		(105,592)		64,905		(133,387)		33,262		(404,710)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

5.1 Overall Segment Information and Business Segments (cont’d)

(In millions of Korean won)

	2024
	Banking business								Securities		Non-life insurance		Credit card		Life insurance		Others		Consolidation adjustments		Total
	Corporate banking		Retail banking		Other banking services		Sub-total
General and administrative expenses	~~W~~	(452,877)	~~W~~	(487,636)	~~W~~	(142,945)	~~W~~	(1,083,458)	~~W~~	(255,213)	~~W~~	(30,025)	~~W~~	(144,298)	~~W~~	(25,474)	~~W~~	(117,967)	~~W~~	28,199	~~W~~	(1,628,236)
Operating income (expenses) before provision for credit losses		964,569		567,685		70,323		1,602,577		249,441		399,751		367,113		99,076		232,928		(177,057)		2,773,829
Reversal (provision) of credit losses		(127,496)		(37,312)		2,624		(162,184)		2,021		(7,681)		(194,448)		435		(66,116)		(297)		(428,270)
Net operating income (expenses)		837,073		530,373		72,947		1,440,393		251,462		392,070		172,665		99,511		166,812		(177,354)		2,345,559
Share of profit (loss) of associates and joint ventures		—		—		5,507		5,507		(6,873)		611		272		(65)		(1,882)		1,011		(1,419)
Net other non-operating income (expenses)		(47,656)		—		(901,619)		(949,275)		(3,402)		(410)		14,286		3,057		(2,261)		(8,540)		(946,545)
Segment profit (loss) before income tax expense		789,417		530,373		(823,165)		496,625		241,187		392,271		187,223		102,503		162,669		(184,883)		1,397,595
Income tax benefit (expense)		(192,988)		(132,756)		206,372		(119,372)		(43,700)		(102,274)		(47,835)		(30,299)		(9,632)		11,580		(341,532)

Profit (loss) for the period	~~W~~	596,429	~~W~~	397,617	~~W~~	(616,793)	~~W~~	377,253	~~W~~	197,487	~~W~~	289,997	~~W~~	139,388	~~W~~	72,204	~~W~~	153,037	~~W~~	(173,303)	~~W~~	1,056,063

Profit (loss) attributable to shareholders of the Parent Company		591,150		397,617		(599,232)		389,535		197,969		289,789		139,136		72,204		152,292		(198,943)		1,041,982
Profit (loss) attributable to non-controlling interests		5,279		—		(17,561)		(12,282)		(482)		208		252		—		745		25,640		14,081
Total assets *		239,124,552		176,075,559		147,687,069		562,887,180		63,384,388		40,776,375		30,541,628		34,047,554		64,172,457		(37,964,050)		757,845,532
Total liabilities *		222,291,921		210,839,098		91,728,841		524,859,860		56,498,405		34,982,352		25,236,826		30,984,398		27,995,907		(2,527,397)		698,030,351

*	Assets and liabilities of the reporting segments are amounts before intersegment transactions and as of December 31, 2024.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

5.2 Services and Geographical Segments

5.2.1 Services information

Net operating revenues from external customers by service for the three-month periods ended March 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025		2024
Banking service	~~W~~	2,692,613	~~W~~	2,436,564
Securities service		426,552		542,284
Non-life insurance service		463,519		495,531
Credit card service		552,617		522,979
Life insurance service		124,949		134,928
Others		293,940		269,779

	~~W~~	4,554,190	~~W~~	4,402,065

5.2.2 Geographical information

Geographical net operating revenues from external for the three-month periods ended March 31, 2025 and 2024, and major non-current assets as of March 31, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	Net operating revenues from external customers				Major non-current assets
	2025		2024		March 31, 2025		December 31, 2024
Domestic	~~W~~	4,174,706	~~W~~	4,055,294	~~W~~	10,021,315	~~W~~	9,915,068
United States		25,866		22,639		35,152		35,576
New Zealand		1,101		3,837		798		829
China		46,087		46,904		21,795		22,271
Cambodia		182,144		141,325		100,666		101,879
United Kingdom		16,791		14,886		12,284		9,023
Indonesia		58,234		88,499		424,691		430,632
Others		49,261		28,681		43,567		35,746
Consolidation adjustments		—		—		570,717		564,851

	~~W~~	4,554,190	~~W~~	4,402,065	~~W~~	11,230,985	~~W~~	11,115,875

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

6. Financial Assets and Financial Liabilities

6.1 Classification and Fair Value of Financial Instruments

6.1.1 Carrying amount and fair value of financial assets and liabilities by category as of March 31, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	March 31, 2025
	Carrying amount		Fair value
Financial assets
Cash and due from financial institutions	~~W~~	30,657,613	~~W~~	30,657,613
Financial assets at fair value through profit or loss:		84,218,327		84,218,327
Due from financial institutions		66,712		66,712
Debt securities		78,571,691		78,571,691
Equity securities		4,204,951		4,204,951
Loans		1,157,109		1,157,109
Others		217,864		217,864
Derivatives held for trading		9,224,721		9,224,721
Derivatives held for hedging		832,304		832,304
Loans measured at amortized cost		474,870,495		476,923,678
Securities measured at amortized cost		34,745,190		34,333,606
Financial assets at fair value through other comprehensive income:		95,754,172		95,754,172
Debt securities		90,368,390		90,368,390
Equity securities		3,836,647		3,836,647
Loans		1,549,135		1,549,135
Other financial assets		20,537,119		20,537,119

	~~W~~	750,839,941	~~W~~	752,481,540

Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,702,571	~~W~~	2,702,571
Financial liabilities designated at fair value through profit or loss		8,202,001		8,202,001
Derivatives held for trading		9,832,211		9,832,211
Derivatives held for hedging		319,992		319,992
Deposits		434,357,614		435,167,602
Borrowings		69,150,886		69,698,829
Debentures		75,289,027		75,777,656
Other financial liabilities		45,558,286		45,558,286

	~~W~~	645,412,588	~~W~~	647,259,148

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

6.1.1 Carrying amount and fair value of financial assets and liabilities by category as of March 31, 2025 and December 31, 2024, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2024
	Carrying amount		Fair value
Financial assets
Cash and due from financial institutions	~~W~~	29,869,111	~~W~~	29,869,335
Financial assets at fair value through profit or loss:		79,450,093		79,450,093
Due from financial institutions		59,838		59,838
Debt securities		73,768,636		73,768,636
Equity securities		4,275,337		4,275,337
Loans		1,187,763		1,187,763
Others		158,519		158,519
Derivatives held for trading		10,954,870		10,954,870
Derivatives held for hedging		775,897		775,897
Loans measured at amortized cost		472,071,840		473,234,273
Securities measured at amortized cost		37,113,552		36,572,012
Financial assets at fair value through other comprehensive income:		93,895,912		93,895,912
Debt securities		88,735,996		88,735,996
Equity securities		3,713,288		3,713,288
Loans		1,446,628		1,446,628
Other financial assets		14,404,227		14,404,227

	~~W~~	738,535,502	~~W~~	739,156,619

Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,717,732	~~W~~	2,717,732
Financial liabilities designated at fair value through profit or loss		8,002,499		8,002,499
Derivatives held for trading		11,409,695		11,409,695
Derivatives held for hedging		373,799		373,799
Deposits		435,687,897		435,991,820
Borrowings		68,077,012		68,046,196
Debentures		76,171,257		76,583,392
Other financial liabilities		33,594,883		33,594,883

	~~W~~	636,034,774	~~W~~	636,720,016

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The Group discloses the fair value of each class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is a quoted price in an active market.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

6.1.1 Carrying amount and fair value of financial assets and liabilities by category as of March 31, 2025 and December 31, 2024, are as follows: (cont’d)

Methods of determining fair value of financial instruments are as follows:

Cash and due from financial institutions	Fair value of cash is same as carrying amount. Carrying amount of demand deposit and settlement deposit is a reasonable approximation of fair value because these financial instruments do not have a fixed maturity and are receivable on demand. Fair value of general deposit is measured using Discounted Cash Flow (“DCF”) Model.

Securities	Fair value of securities and others that are traded in an active market is determined using the quoted prices. If there is no quoted price, fair value is determined using external professional valuation institutions. The institutions use one or more valuation techniques that are deemed appropriate considering the characteristics of the financial instruments among DCF Model, Free Cash Flow to Equity Model, Comparable Company Analysis, Dividend Discount Model, Risk Adjusted Discount Rate Method, and Net Asset Value Method.

Loans	Fair value of loans is determined using DCF Model discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

Derivatives and financial instruments at fair value through profit or loss	Fair value of exchange traded derivatives is determined using quoted price in an active market, and fair value of OTC derivatives is determined using valuation techniques. The Group uses internally developed valuation models that are widely used by market participants to determine fair value of plain vanilla OTC derivatives including options, interest rate swaps, and currency swaps, based on observable market parameters. However, some complex financial instruments are valued using appropriate models developed from generally accepted market valuation models including Finite Difference Method (“FDM”), MonteCarlo Simulation, Black-Scholes Model, Hull-white Model, Closed Form, and Tree Model or valuation results from independent external professional valuation institutions.

Deposits	Carrying amount of demand deposits is a reasonable approximation of fair value because they do not have a fixed maturity and are payable on demand. Fair value of time deposits is determined using DCF Model discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

Borrowings	Carrying amount of overdrafts in foreign currency is a reasonable approximation of fair value because they do not have a fixed maturity and are payable on demand. Fair value of other borrowings is determined using DCF Model.

Debentures	Fair value is determined using valuation results of external professional valuation institutions, which are calculated using market inputs.

Other financial assets and other financial liabilities	Carrying amount is a reasonable approximation of fair value because other financial assets and other financial liabilities are temporary accounts used for other various transactions and their maturities are relatively short or not defined.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

6.1.2 Fair value hierarchy

The Group believes that valuation techniques used for measuring the fair value of financial instruments are reasonable and that the fair value recognized in the consolidated statement of financial position is appropriate. However, the fair value of the financial instruments recognized in the consolidated statement of financial position may be different if other valuation techniques or assumptions are used. Additionally, as there are a variety of valuation techniques and assumptions used in measuring fair value, it may be difficult to reasonably compare the fair value with that of other financial institutions.

The Group classifies and discloses fair value of the financial instruments into the three fair value levels as follows:

Level 1:	The fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2:	The fair values are based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3:	The fair values are based on unobservable inputs for the asset or liability.

The fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. If an observable input requires an adjustment using an unobservable input and that adjustment results in a significantly higher or lower fair value measurement, the resulting measurement would be categorized within Level 3 of the fair value hierarchy.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

6.1.2.1 Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position

Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position as of March 31, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	March 31, 2025
	Fair value hierarchy						Total
	Level 1		Level 2		Level 3
Financial assets
Financial assets at fair value through profit or loss:	~~W~~	28,504,101	~~W~~	35,953,591	~~W~~	19,760,635	~~W~~	84,218,327
Due from financial institutions		—		—		66,712		66,712
Debt securities		25,697,783		35,362,826		17,511,082		78,571,691
Equity securities		2,588,454		90,765		1,525,732		4,204,951
Loans		—		500,000		657,109		1,157,109
Others		217,864		—		—		217,864
Derivatives held for trading		41,613		8,936,673		246,435		9,224,721
Derivatives held for hedging		—		832,304		—		832,304
Financial assets at fair value through other comprehensive income:		45,660,871		48,553,459		1,539,842		95,754,172
Debt securities		45,048,743		45,319,647		—		90,368,390
Equity securities		612,128		1,684,677		1,539,842		3,836,647
Loans		—		1,549,135		—		1,549,135

	~~W~~	74,206,585	~~W~~	94,276,027	~~W~~	21,546,912	~~W~~	190,029,524

Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,702,571	~~W~~	—	~~W~~	—	~~W~~	2,702,571
Financial liabilities designated at fair value through profit or loss		330,393		1,628,261		6,243,347		8,202,001
Derivatives held for trading		400,654		8,929,468		502,089		9,832,211
Derivatives held for hedging		—		319,992		—		319,992

	~~W~~	3,433,618	~~W~~	10,877,721	~~W~~	6,745,436	~~W~~	21,056,775

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

6.1.2.1 Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position (cont’d)

(In millions of Korean won)	December 31, 2024
	Fair value hierarchy						Total
	Level 1		Level 2		Level 3 *
Financial assets
Financial assets at fair value through profit or loss:	~~W~~	25,554,893	~~W~~	33,768,117	~~W~~	20,127,083	~~W~~	79,450,093
Due from financial institutions		—		—		59,838		59,838
Debt securities		22,775,948		33,630,189		17,362,499		73,768,636
Equity securities		2,620,426		137,928		1,516,983		4,275,337
Loans		—		—		1,187,763		1,187,763
Others		158,519		—		—		158,519
Derivatives held for trading		20,637		10,682,718		251,515		10,954,870
Derivatives held for hedging		—		775,897		—		775,897
Financial assets at fair value through other comprehensive income:		43,858,598		48,537,327		1,499,987		93,895,912
Debt securities		43,319,466		45,416,530		—		88,735,996
Equity securities		539,132		1,674,169		1,499,987		3,713,288
Loans		—		1,446,628		—		1,446,628

	~~W~~	69,434,128	~~W~~	93,764,059	~~W~~	21,878,585	~~W~~	185,076,772

Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,717,732	~~W~~	—	~~W~~	—	~~W~~	2,717,732
Financial liabilities designated at fair value through profit or loss		300,489		1,529,492		6,172,518		8,002,499
Derivatives held for trading		353,074		10,458,585		598,036		11,409,695
Derivatives held for hedging		—		373,799		—		373,799

	~~W~~	3,371,295	~~W~~	12,361,876	~~W~~	6,770,554	~~W~~	22,503,725

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

6.1.2.1 Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position (cont’d)

Valuation techniques and inputs of financial assets and liabilities classified as Level 2 and measured at fair value in the consolidated statements of financial position as of March 31, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)

	March 31, 2025
	Fair value		Valuation techniques	Inputs
Financial assets
Financial assets at fair value through profit or loss:	~~W~~	35,953,591
Debt securities		35,362,826	DCF Model, Closed Form, Monte Carlo Simulation, Black-Scholes Model, Hull-white Model, Net Asset Value Method, Binomial Model, and others	Projected cash flow, Fair value of underlying asset, Dividend yield, Price of underlying asset, Interest rate, Discount rate, Volatility, Correlation coefficient, and others
Equity securities		90,765	DCF Model	Interest rate, Discount rate, and others
Loans		500,000	DCF Model	Interest rate, Discount rate, and others
Derivatives held for trading		8,936,673	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Black-Scholes Model, Hull-white Model, Binomial Model, Option Model, and others	Price of underlying asset, Underlying asset index, Interest rate, Volatility, Foreign exchange rate, Discount rate, and others
Derivatives held for hedging		832,304	DCF Model, Closed Form, FDM	Projected cash flow, Discount rate, Forward exchange rate, Volatility, Foreign exchange rate, CRS interest rate, and others
Financial assets at fair value through other comprehensive income:		48,553,459
Debt securities		45,319,647	DCF Model, Option Model	Underlying asset index, Discount rate, and others
Equity securities		1,684,677	DCF Model	Interest rate, Discount rate, and others
Loans		1,549,135	DCF Model	Discount rate

	~~W~~	94,276,027

Financial liabilities
Financial liabilities designated at fair value through profit or loss	~~W~~	1,628,261	DCF Model, Closed Form, Monte Carlo Simulation, Black-Scholes Model, Hull-white Model	Price of underlying asset, Interest rate, Dividend yield, Volatility, Discount rate
Derivatives held for trading		8,929,468	DCF Model, Closed Form, Monte Carlo Simulation, Black-Scholes Model, Hull-white Model, and others	Interest rate, Price of underlying asset, Foreign exchange rate, Credit spread, Discount rate, Volatility, and others
Derivatives held for hedging		319,992	DCF Model, Closed Form, FDM	Projected cash flow, Discount rate, Forward exchange rate, Volatility, Foreign exchange rate, risk-free interest rate and others

	~~W~~	10,877,721

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

6.1.2.1 Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position (cont’d)

(In millions of Korean won)

	December 31, 2024
	Fair value		Valuation techniques	Inputs
Financial assets
Financial assets at fair value through profit or loss:	~~W~~	33,768,117
Debt securities		33,630,189	DCF Model, Closed Form, MonteCarlo Simulation, Black-Scholes Model, Hull-white Model, Net Asset Value Method, Binomial Model, and others	Projected cash flow, Fair value of underlying asset, Dividend yield, Price of underlying asset, Interest rate, Discount rate, Volatility, Correlation coefficient, and others
Equity securities		137,928	DCF Model	Interest rate, Discount rate, and others
Derivatives held for trading		10,682,718	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Black-Scholes Model, Hull-white Model, Binomial Model, Option Model, and others	Price of underlying asset, Underlying asset index, Interest rate, Dividend yield, Volatility, Foreign exchange rate, Discount rate, and others
Derivatives held for hedging		775,897	DCF Model, Closed Form, FDM	Projected cash flow, Discount rate, Forward foreign exchange rate, Volatility, Foreign exchange rate, CRS interest rate, and others
Financial assets at fair value through other comprehensive income:		48,537,327
Debt securities		45,416,530	DCF Model, Option Model	Underlying asset index, Discount rate, and others
Equity securities		1,674,169	DCF Model	Discount rate
Loans		1,446,628	DCF Model	Discount rate

	~~W~~	93,764,059

Financial liabilities
Financial liabilities designated at fair value through profit or loss	~~W~~	1,529,492	DCF Model, Closed Form, MonteCarlo Simulation, Black-Scholes Model, Hull-white Model, Binomial Model, Net Asset Value Method	Price of underlying asset, Interest rate, Dividend yield, Volatility, Discount rate, Foreign exchange rate
Derivatives held for trading		10,458,585	DCF Model, Closed Form, MonteCarlo Simulation, Black-Scholes Model, Hull-white Model, Binomial Model, and others	Interest rate, Price of underlying asset, Foreign exchange rate, Credit spread, Discount rate, Volatility, and others
Derivatives held for hedging		373,799	DCF Model, Closed Form, FDM	Projected cash flow, Discount rate, Forward foreign exchange rate, Volatility, Foreign exchange rate, Risk free interest rate, and others

	~~W~~	12,361,876

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

6.1.2.2 Fair value hierarchy of financial assets and liabilities whose fair value is disclosed

Fair value hierarchy of financial assets and liabilities whose fair value is disclosed as of March 31, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	March 31, 2025
	Fair value hierarchy						Total
	Level 1		Level 2		Level 3
Financial assets
Cash and due from financial institutions [1]	~~W~~	2,777,560	~~W~~	24,997,178	~~W~~	2,882,875	~~W~~	30,657,613
Loans measured at amortized cost		—		98,510		476,825,168		476,923,678
Securities measured at amortized cost [2]		3,508,252		30,798,688		26,666		34,333,606
Other financial assets [2]		—		—		20,537,119		20,537,119

	~~W~~	6,285,812	~~W~~	55,894,376	~~W~~	500,271,828	~~W~~	562,452,016

Financial liabilities
Deposits [1]	~~W~~	—	~~W~~	176,321,264	~~W~~	258,846,338	~~W~~	435,167,602
Borrowings [3]		—		3,448,841		66,249,988		69,698,829
Debentures		—		66,748,874		9,028,782		75,777,656
Other financial liabilities [2]		—		—		45,558,286		45,558,286

	~~W~~	—	~~W~~	246,518,979	~~W~~	379,683,394	~~W~~	626,202,373

(In millions of Korean won)	December 31, 2024
	Fair value hierarchy						Total
	Level 1		Level 2		Level 3
Financial assets
Cash and due from financial institutions [1]	~~W~~	2,353,334	~~W~~	24,731,260	~~W~~	2,784,741	~~W~~	29,869,335
Loans measured at amortized cost		—		106,823		473,127,450		473,234,273
Securities measured at amortized cost [2]		4,746,587		31,799,265		26,160		36,572,012
Other financial assets [2]		—		—		14,404,227		14,404,227

	~~W~~	7,099,921	~~W~~	56,637,348	~~W~~	490,342,578	~~W~~	554,079,847

Financial liabilities
Deposits [1]	~~W~~	—	~~W~~	174,567,804	~~W~~	261,424,016	~~W~~	435,991,820
Borrowings [3]		—		4,441,612		63,604,584		68,046,196
Debentures		—		67,455,577		9,127,815		76,583,392
Other financial liabilities [2]		—		—		33,594,883		33,594,883

	~~W~~	—	~~W~~	246,464,993	~~W~~	367,751,298	~~W~~	614,216,291

[1]	The amounts included in Level 2 are the carrying amounts which are reasonable approximations of fair value.
[2]	The amounts included in Level 3 are the carrying amounts which are reasonable approximations of fair value.
[3]

Borrowings of ~~W~~ 15,897 million and ~~W~~ 15,155 million included in Level 2 are the carrying amounts which are reasonable approximations of fair value as of March 31, 2025 and December 31, 2024, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

6.1.2.2 Fair value hierarchy of financial assets and liabilities whose fair value is disclosed (cont’d)

For financial assets and liabilities whose carrying amount is a reasonable approximation of fair value, valuation techniques and inputs are not disclosed.

Valuation techniques and inputs of financial assets and liabilities classified as Level 2, and whose fair value is disclosed as of March 31, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	March 31, 2025
	Fair value		Valuation techniques	Inputs
Financial assets
Loans measured at amortized cost	~~W~~	98,510	DCF Model	Discount rate
Securities measured at amortized cost		30,798,688	DCF Model, MonteCarlo Simulation	Discount rate, Interest rate

	~~W~~	30,897,198

Financial liabilities
Borrowings	~~W~~	3,432,944	DCF Model	Discount rate
Debentures		66,748,874	DCF Model	Discount rate

	~~W~~	70,181,818

(In millions of Korean won)	December 31, 2024
	Fair value		Valuation techniques	Inputs
Financial assets
Loans measured at amortized cost	~~W~~	106,823	DCF Model	Discount rate
Securities measured at amortized cost		31,799,265	DCF Model, MonteCarlo Simulation	Discount rate, Interest rate

	~~W~~	31,906,088

Financial liabilities
Borrowings	~~W~~	4,426,457	DCF Model	Discount rate
Debentures		67,455,577	DCF Model	Discount rate

	~~W~~	71,882,034

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

6.1.2.2 Fair value hierarchy of financial assets and liabilities whose fair value is disclosed (cont’d)

Valuation techniques and inputs of financial assets and liabilities classified as Level 3, and whose fair value is disclosed as of March 31, 2025 and December 31, 2024 are as follows:

(In millions of Korean won)	March 31, 2025
	Fair value		Valuation techniques	Inputs
Financial assets
Cash and due from financial institutions	~~W~~	2,882,875	DCF Model	Credit spread, Other spread, Interest rate, Discount rate
Loans measured at amortized cost		476,825,168	DCF Model	Credit spread, Other spread, Prepayment rate, Interest rate, Discount rate, and others

	~~W~~	479,708,043

Financial liabilities
Deposits	~~W~~	258,846,338	DCF Model	Other spread, Prepayment rate, Interest rate, Discount rate
Borrowings		66,249,988	DCF Model	Other spread, Projected cash flow, Discount rate
Debentures		9,028,782	DCF Model	Projected cash flow, Discount rate, and others

	~~W~~	334,125,108

(In millions of Korean won)	December 31, 2024
	Fair value		Valuation techniques	Inputs
Financial assets
Cash and due from financial institutions	~~W~~	2,784,741	DCF Model	Credit spread, Other spread, Interest rate
Loans measured at amortized cost		473,127,450	DCF Model	Credit spread, Other spread, Prepayment rate, Interest rate

	~~W~~	475,912,191

Financial liabilities
Deposits	~~W~~	261,424,016	DCF Model	Other spread, Prepayment rate, Interest rate
Borrowings		63,604,584	DCF Model	Other spread, Interest rate
Debentures		9,127,815	DCF Model	Other spread, Interest rate

	~~W~~	334,156,415

6.2 Disclosure of Fair Value Hierarchy Level 3

6.2.1 Valuation policy and process of Level 3 fair value

The Group uses external, independent and qualified valuation service in addition to internal valuation models to determine the fair value of financial instruments at the end of every reporting period.

If the changes in situation and events which cause transfers between the fair value hierarchy level for a financial asset or liability occur, the Group’s policy is to recognize such transfers as having occurred at the beginning of the reporting period.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

6.2.2 Changes in fair value (Level 3) measured using valuation technique based on unobservable inputs in the market

6.2.2.1 Changes in financial instruments classified as Level 3 of the fair value hierarchy for the three-month periods ended March 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025
	Financial assets at fair value through profit or loss						Financial investments		Financial liabilities at fair value through profit or loss		Net derivative financial instruments
	Due from financial institutions measured at fair value through profit or loss		Securities measured at fair value through profit or loss		Loans measured at fair value through profit or loss		Equity securities measured at fair value through other comprehensive income		Financial liabilities designated at fair value through profit or loss		Derivatives held for trading
Beginning	~~W~~	59,838	~~W~~	18,879,482	~~W~~	1,187,764	~~W~~	1,499,987	~~W~~	(6,172,518)	~~W~~	(346,521)
Total gains or losses:
Profit or loss		6,874		(5,497)		9,844		—		(153,811)		54,623
Other comprehensive income (loss)		—		—		—		28,856		(6,216)		—
Purchases		—		1,257,057		305,483		38,405		—		443
Sales		—		(1,070,335)		(845,982)		(19,615)		—		—
Issues		—		—		—		—		(576,058)		(1,769)
Settlements		—		—		—		—		665,256		37,570
Transfers into Level 3 *		—		1,265		—		—		—		—
Transfers out of Level 3 *		—		(25,158)		—		(7,791)		—		—

Ending	~~W~~	66,712	~~W~~	19,036,814	~~W~~	657,109	~~W~~	1,539,842	~~W~~	(6,243,347)	~~W~~	(255,654)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

6.2.2.1 Changes in financial instruments classified as Level 3 of the fair value hierarchy for the three-month periods ended March 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)	2024
	Financial assets at fair value through profit or loss						Financial investments		Financial liabilities at fair value through profit or loss		Net derivative financial instruments
	Due from financial institutions measured at fair value through profit or loss		Securities measured at fair value through profit or loss		Loans measured at fair value through profit or loss		Equity securities measured at fair value through other comprehensive income		Financial liabilities designated at fair value through profit or loss		Derivatives held for trading
Beginning	~~W~~	53,791	~~W~~	17,986,749	~~W~~	183,491	~~W~~	1,450,908	~~W~~	(7,028,486)	~~W~~	(666,734)
Total gains or losses:
Profit or loss		2,367		176,494		(253,741)		1,436		10,787		(135,364)
Other comprehensive income (loss)		—		1		—		(1,454)		(12,756)		—
Purchases		—		950,341		272,054		45,616		—		2,182
Sales		—		(883,601)		—		2,979		—		(2,392)
Issues		—		—		—		—		(324,168)		(43)
Settlements		—		—		—		—		1,026,713		161,544
Transfers into Level 3 *		—		7,112		—		—		—		—
Transfers out of Level 3 *		—		(12,666)		—		—		—		—

Ending	~~W~~	56,158	~~W~~	18,224,430	~~W~~	201,804	~~W~~	1,499,485	~~W~~	(6,327,910)	~~W~~	(640,807)

*	Transfers into or out of Level 3 of the fair value hierarchy occurred due to the change in the availability of observable market data.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

6.2.2.2 In relation to changes in financial instruments classified as Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss for the period, and total gains or losses recognized in profit or loss from financial instruments held at the end of the reporting period for the three-month periods ended March 31, 2025 and 2024, are as follows:

(In millions of Korean won)

	2025						2024
	Net losses on financial instruments at fair value through profit or loss		Other operating income		Net interest income		Net losses on financial instruments at fair value through profit or loss		Other operating income		Net interest income
Total gains (losses) recognized in profit or loss for the period	~~W~~	(97,986)	~~W~~	10,019	~~W~~	—	~~W~~	(305,911)	~~W~~	107,890	~~W~~	—
Total gains (losses) recognized in profit or loss from financial instruments held at the end of the reporting period		(173,921)		10,019		—		(291,576)		95,352		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

6.2.3 Sensitivity analysis of changes in unobservable inputs

6.2.3.1 Information about fair value measurements using unobservable inputs as of March 31, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)

	March 31, 2025
	Fair value	Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets at fair value through profit or loss:
Due from financial institutions	~~W~~66,712	Hull-white Model	Volatility	54.00	The higher the volatility, the higher the fair value fluctuation
Debt securities	17,511,082

DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull-white Model, Black-Scholes Model, Option Model, Binomial Model, Net Asset Value Method, Milestone Method, Income Approach, Market Value Approach, and others

			Growth rate	0.00 ~ 3.00	The higher the growth rate, the higher the fair value
			Volatility	0.54 ~ 106.00	The higher the volatility, the higher the fair value fluctuation
			Discount rate	0.00 ~ 14.80	The lower the discount rate, the higher the fair value
			Correlation coefficient between underlying assets	-58.46 ~ 100.00	The higher the correlation coefficient, the higher the fair value fluctuation
			Liquidation value	-1.00 ~ 1.00	The higher the liquidation value, the higher the fair value
			Recovery rate	40.00	The higher the recovery rate, the higher the fair value
			Rate of real estate price fluctuation	0.00	The higher the sale price of real estate, the higher the fair value
Equity securities	1,525,732	Income Approach, Market Value Approach, Asset Value Approach, DCF Model, Comparable Company Analysis, Risk Adjusted Discount Rate Method, Dividend Discount Model, Usage of Past Transactions, Binomial Model, and others	Growth rate	0.00 ~ 1.00	The higher the growth rate, the higher the fair value
			Discount rate	6.80 ~ 27.73	The lower the discount rate, the higher the fair value
			Volatility	0.45 ~ 34.80	The higher the volatility, the higher the fair value fluctuation
Loans	657,109	DCF Model	Discount rate	8.38 ~ 17.26	The lower the discount rate, the higher the fair value

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

6.2.3.1 Information about fair value measurements using unobservable inputs as of March 31, 2025 and December 31, 2024, are as follows: (cont’d)

(In millions of Korean won)

March 31, 2025
	Fair value	Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Derivatives held for trading:
Stock and index	~~W~~226,222	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull-white Model, Black-Scholes Model, Binomial Model, Net Asset Value Method	Volatility of underlying asset	0.00 ~ 69.41	The higher the volatility, the higher the fair value fluctuation
			Correlation coefficient	-58.46 ~ 92.14	The higher the correlation coefficient, the higher the fair value fluctuation
Currency, interest rate, and others	20,213	DCF Model, Hull-white Model, Monte Carlo Simulation, Closed Form	Volatility	0.54 ~ 26.51	The higher the volatility, the higher the fair value fluctuation
			Correlation coefficient	-58.46 ~ 100.00	The higher the correlation coefficient, the higher the fair value fluctuation
Financial assets at fair value through other comprehensive income:
Equity securities	1,539,842	DCF Model, Comparable Company Analysis, Risk Adjusted Discount Rate Method, IMV Model, Income Approach, Net Asset Value Method, Market Value Approach, Monte Carlo Simulation, and others	Growth rate	0.00 ~ 1.00	The higher the growth rate, the higher the fair value
			Discount rate	5.79 ~ 16.54	The lower the discount rate, the higher the fair value
			Volatility	24.79 ~ 54.16	The higher the volatility, the higher the fair value fluctuation

~~W~~21,546,912

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

6.2.3.1 Information about fair value measurements using unobservable inputs as of March 31, 2025 and December 31, 2024, are as follows: (cont’d)

(In millions of Korean won)

	March 31, 2025
	Fair value		Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial liabilities
Financial liabilities designated at fair value through profit or loss:
Derivative-linked securities	~~W~~	6,243,347	DCF Model, Closed Form, Monte Carlo Simulation, Black-Scholes Model, Hull-white Model, Net Asset Value Method, and others	Volatility of underlying asset	0.54 ~ 69.41	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	-58.46 ~ 100.00	The higher the correlation coefficient, the higher the fair value fluctuation
Derivatives held for trading:
Stock and index		79,874	DCF Model, Closed Form, Monte Carlo Simulation, Black-Scholes Model, Hull-white Model, Net Asset Value Method, and others	Volatility of underlying asset	19.49 ~ 69.41	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	-58.46 ~ 74.38	The higher the correlation coefficient, the higher the fair value fluctuation
Others		422,215	DCF Model, Hull-white Model, Monte Carlo Simulation, Closed Form	Discount rate	3.53	The lower the discount rate, the higher the fair value
				Volatility of underlying asset	0.54 ~ 23.93	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient between underlying assets	-25.36 ~ 100.00	The higher the correlation coefficient, the higher the fair value fluctuation

	~~W~~	6,745,436

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

6.2.3.1 Information about fair value measurements using unobservable inputs as of March 31, 2025 and December 31, 2024, are as follows: (cont’d)

(In millions of Korean won)

	December 31, 2024
	Fair value		Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets at fair value through profit or loss:
Due from financial institutions	~~W~~	59,838	Hull-white Model	Volatility	46.00 ~ 62.00	The higher the volatility, the higher the fair value fluctuation
Debt securities		17,362,499

DCF Model, Closed Form, FDM, MonteCarlo Simulation, Hull-white Model, Black-Scholes Model, Option Model, Binomial Model, Net Asset Value Method, Milestone Method, Income Approach, Market Value Approach, and others

				Growth rate	1.00 ~ 3.00	The higher the growth rate, the higher the fair value
				Volatility	29.98 ~ 76.22	The higher the volatility, the higher the fair value fluctuation
				Discount rate	0.00 ~ 15.53	The lower the discount rate, the higher the fair value
				Volatility of Stock price	10.00 ~ 29.90	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient between underlying assets	90	The higher the correlation coefficient, the higher the fair value fluctuation
				Liquidation value	-1.00 ~ 1.00	The higher the liquidation value, the higher the fair value
				Recovery rate	40.00	The higher the recovery rate, the higher the fair value
				Rate of real estate price fluctuation	-1.00 ~ 1.00	The higher the sale price of real estate, the higher the fair value
Equity securities		1,516,983

Income Approach, Market Value Approach, Asset Value Approach, DCF Model, Comparable Company Analysis, Risk Adjusted Discount Rate Method, Dividend Discount Model, Usage of Past Transactions, Binomial Model, and others

				Growth rate	0.00 ~ 1.00	The higher the growth rate, the higher the fair value
				Discount rate	5.90 ~ 33.90	The lower the discount rate, the higher the fair value
				Volatility	0.47 ~ 34.80	The higher the volatility, the higher the fair value fluctuation
Loans		1,187,763	DCF Model	Discount rate	8.54	The lower the discount rate, the higher the fair value

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

6.2.3.1 Information about fair value measurements using unobservable inputs as of March 31, 2025 and December 31, 2024, are as follows: (cont’d)

(In millions of Korean won)

	December 31, 2024
	Fair value		Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Derivatives held for trading:
Stock and index	~~W~~	30,246	DCF Model, Closed Form, MonteCarlo Simulation, Hull-white Model, Black-Scholes Model, Binomial Model, Net Asset Value Method	Volatility of underlying asset	18.85 ~ 65.13	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	-58.46 ~ 74.20	The higher the correlation coefficient, the higher the fair value fluctuation
Currency, interest rate, and others		221,269	DCF Model, Hull-white Model, MonteCarlo Simulation, Closed	Volatility	0.57 ~ 25.22	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	-58.46 ~ 100.00	The higher the correlation coefficient, the higher the fair value fluctuation
Financial assets at fair value through other comprehensive income:
Equity securities		1,499,987	DCF Model, Comparable Company Analysis, Risk Adjusted Discount Rate Method, IMV Model, Income Approach, Net Asset Value Method, Market Approach, Tree Model, Monte Carlo Simulation, and others	Growth rate	0.00 ~ 1.00	The higher the growth rate, the higher the fair value
				Discount rate	6.01 ~ 16.00	The lower the discount rate, the higher the fair value
				Volatility	22.95 ~ 71.00	The higher the volatility, the higher the fair value fluctuation

	~~W~~	21,878,585

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

6.2.3.1 Information about fair value measurements using unobservable inputs as of March 31, 2025 and December 31, 2024, are as follows: (cont’d)

(In millions of Korean won)

	December 31, 2024
	Fair value		Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial liabilities
Financial liabilities designated at fair value through profit or loss:
Derivative-linked securities	~~W~~	6,172,518	DCF Model, Closed Form, MonteCarlo Simulation, Black-Scholes Model, Hull-white Model, Net Asset Value Method, and others	Volatility of underlying asset	0.51 ~ 65.13	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	-58.46 ~ 100.00	The higher the correlation coefficient, the higher the fair value fluctuation
Derivatives held for trading:
Stock and index		159,769	DCF Model, Closed Form, MonteCarlo Simulation, Black-Scholes Model, Hull-white Model, Net Asset Value Method, and others	Volatility of underlying asset	0.57 ~ 58.87	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	-58.46 ~ 100.00	The higher the correlation coefficient, the higher the fair value fluctuation
Others		438,267	DCF Model, Hull-white Model, MonteCarlo Simulation, Closed Form	Discount rate	3.70 ~ 3.74	The lower the discount rate, the higher the fair value
				Volatility of underlying asset	0.51 ~ 57.61	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient between underlying assets	-26.22 ~ 100.00	The higher the correlation coefficient, the higher the fair value fluctuation

	~~W~~	6,770,554

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

6.2.3.2 Sensitivity analysis of changes in unobservable inputs

Sensitivity analysis of financial instruments is performed to measure favorable and unfavorable changes in fair value of financial instruments which are affected by unobservable parameters, using a statistical technique. When the fair value is affected by more than one input parameter, the amounts represent the most favorable or most unfavorable outcome. Level 3 financial instruments subject to sensitivity analysis are (a) equity-related derivatives, currency-related derivatives, and interest rate related derivatives whose fair value changes are recognized in profit or loss, (b) financial liabilities designated at fair value through profit or loss, and (c) due from financial institutions, debt securities (including beneficiary certificates), equity securities, and loans whose fair value changes are recognized in profit or loss or other comprehensive income or loss.

Results of the sensitivity analysis of changes in unobservable inputs as of March 31, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	March 31, 2025
	Profit or loss				Other comprehensive income or loss
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets at fair value through profit or loss: [1]
Due from financial institutions	~~W~~	26	~~W~~	(26)	~~W~~	—	~~W~~	—
Debt securities [4]		101,180		(100,588)		—		—
Equity securities [3]		33,249		(18,737)		—		—
Loans [5]		2,329		(2,121)		—		—
Derivatives held for trading [2]		18,335		(20,248)		—		—
Financial assets at fair value through other comprehensive income:
Equity securities [3]		—		—		57,553		(36,115)

	~~W~~	155,119	~~W~~	(141,720)	~~W~~	57,553	~~W~~	(36,115)

Financial liabilities
Financial liabilities designated at fair value through profit or loss [1]	~~W~~	13,625	~~W~~	(13,637)	~~W~~	—	~~W~~	—
Derivatives held for trading [2]		13,498		(15,402)		—		—

	~~W~~	27,123	~~W~~	(29,039)	~~W~~	—	~~W~~	—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

6.2.3.2 Sensitivity analysis of changes in unobservable inputs (cont’d)

(In millions of Korean won)	December 31, 2024
	Profit or loss				Other comprehensive income or loss
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets at fair value through profit or loss: [1]
Due from financial institutions	~~W~~	141	~~W~~	(151)	~~W~~	—	~~W~~	—
Debt securities [4]		103,717		(102,842)		—		—
Equity securities [3]		35,920		(19,754)		—		—
Loans [5]		2,329		(2,119)		—		—
Derivatives held for trading [2]		14,878		(16,535)		—		—
Financial assets at fair value through other comprehensive income:
Equity securities [3]		—		—		57,795		(36,073)

	~~W~~	156,985	~~W~~	(141,401)	~~W~~	57,795	~~W~~	(36,073)

Financial liabilities
Financial liabilities designated at fair value through profit or loss [1]	~~W~~	16,840	~~W~~	(16,760)	~~W~~	—	~~W~~	—
Derivatives held for trading [2]		22,119		(24,506)		—		—

	~~W~~	38,959	~~W~~	(41,266)	~~W~~	—	~~W~~	—

[1]

For financial instruments at fair value through profit or loss, changes in fair value are calculated by shifting principal unobservable input parameters such as discount rate, recovery rate, liquidation value by ±1%p and volatility of underlying asset, growth rate by ±1%p or ±10% and correlation coefficient by ±10%.

[2]	For derivative financial instruments, changes in fair value are calculated by shifting principal unobservable input parameters such as price of underlying asset and volatility by ± 10%.

[3]	For equity securities, changes in fair value are calculated by shifting principal unobservable input parameters such as discount rate (-1%p~1%p) and growth rate (-1%p~1%p).

[4]

For beneficiary certificates, it is practically impossible to analyze sensitivity of changes in unobservable inputs. However, for beneficiary certificates whose underlying assets are real estates, changes in fair value are calculated by shifting rate of real estate price fluctuation by -1%p~1%p, and for beneficiary certificates whose underlying assets are equity investments, changes in fair value are calculated by shifting principal unobservable input parameters such as liquidation value by -1%p~1%p and discount rate by -1%p~1%p.

[5]	For loans, changes in fair value are calculated by shifting principal unobservable input parameters such as discount rate by -1%p~1%p.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

6.2.4 Valuation gains and losses on transaction day

When the Group measures the fair value of OTC derivatives using inputs that are not based on observable market data, there could be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the fair value of financial instruments is recognized as the transaction price, and the difference is not recognized in profit or loss but deferred and amortized using the straight-line method over the life of the financial instrument. When the fair value of the financial instruments is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss.

Changes in deferred valuation gains and losses on transaction day for the three-month periods ended March 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025		2024
Balance at the beginning of the period	~~W~~	12,140	~~W~~	23,431
New transactions		19,764		13,646
Changes during the period		(9,158)		(22,055)

Balance at the end of the period	~~W~~	22,746	~~W~~	15,022

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

6.3 Carrying Amount of Financial Instruments by Category

Financial assets and liabilities are measured at fair value or amortized cost. Carrying amount of financial assets and liabilities by category as of March 31, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)

	March 31, 2025
	Financial instruments at fair value through profit or loss		Financial instruments at fair value through other comprehensive income		Financial instruments designated at fair value through other comprehensive income		Financial instruments at amortized cost		Derivatives held for hedging		Total
Financial assets
Cash and due from financial institutions	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	30,657,613	~~W~~	—	~~W~~	30,657,613
Financial assets at fair value through profit or loss		84,218,327		—		—		—		—		84,218,327
Derivative financial assets		9,224,721		—		—		—		832,304		10,057,025
Loans measured at amortized cost		—		—		—		474,870,495		—		474,870,495
Financial investments		—		91,917,525		3,836,647		34,745,190		—		130,499,362
Other financial assets		—		—		—		20,537,119		—		20,537,119

	~~W~~	93,443,048	~~W~~	91,917,525	~~W~~	3,836,647	~~W~~	560,810,417	~~W~~	832,304	~~W~~	750,839,941

(In millions of Korean won)

	March 31, 2025
	Financial instruments at fair value through profit or loss		Financial instruments designated at fair value through profit or loss		Financial instruments at amortized cost		Derivatives held for hedging		Total
Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,702,571	~~W~~	8,202,001	~~W~~	—	~~W~~	—	~~W~~	10,904,572
Derivative financial liabilities		9,832,211		—		—		319,992		10,152,203
Deposits		—		—		434,357,614		—		434,357,614
Borrowings		—		—		69,150,886		—		69,150,886
Debentures		—		—		75,289,027		—		75,289,027
Other financial liabilities *		—		—		45,558,286		—		45,558,286

	~~W~~	12,534,782	~~W~~	8,202,001	~~W~~	624,355,813	~~W~~	319,992	~~W~~	645,412,588

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

6.3 Carrying Amount of Financial Instruments by Category (cont’d)

(In millions of Korean won)

	December 31, 2024
	Financial instruments at fair value through profit or loss		Financial instruments at fair value through other comprehensive income		Financial instruments designated at fair value through other comprehensive income		Financial instruments at amortized cost		Derivatives held for hedging		Total
Financial assets
Cash and due from financial institutions	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	29,869,111	~~W~~	—	~~W~~	29,869,111
Financial assets at fair value through profit or loss		79,450,093		—		—		—		—		79,450,093
Derivative financial assets		10,954,870		—		—		—		775,897		11,730,767
Loans measured at amortized cost		—		—		—		472,071,840		—		472,071,840
Financial investments		—		90,182,623		3,713,289		37,113,552		—		131,009,464
Other financial assets		—		—		—		14,404,227		—		14,404,227

	~~W~~	90,404,963	~~W~~	90,182,623	~~W~~	3,713,289	~~W~~	553,458,730	~~W~~	775,897	~~W~~	738,535,502

(In millions of Korean won)

	December 31, 2024
	Financial instruments at fair value through profit or loss		Financial instruments designated at fair value through profit or loss		Financial instruments at amortized cost		Derivatives held for hedging		Total
Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,717,732	~~W~~	8,002,499	~~W~~	—	~~W~~	—	~~W~~	10,720,231
Derivative financial liabilities		11,409,695		—		—		373,799		11,783,494
Deposits		—		—		435,687,897		—		435,687,897
Borrowings		—		—		68,077,012		—		68,077,012
Debentures		—		—		76,171,257		—		76,171,257
Other financial liabilities*		—		—		33,594,883		—		33,594,883

	~~W~~	14,127,427	~~W~~	8,002,499	~~W~~	613,531,049	~~W~~	373,799	~~W~~	636,034,774

*	Other financial liabilities include lease liabilities that are not included in the category of financial instruments measured at amortized cost.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

7. Due from Financial Institutions Measured at Amortized Cost

7.1 Details of due from financial institutions as of March 31, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)		Financial institutions	Interest rate (%) as of March 31, 2025	March 31, 2025		December 31, 2024
Due from financial institutions in Korean won	Due from the Bank of Korea	The Bank of Korea	—	~~W~~	14,478,741	~~W~~	11,635,481
	Due from banks	Hana Bank and others	0.00 ~ 4.00		2,891,648		3,342,114
	Due from others	Samsung securities and others	0.00 ~ 3.89		898,667		1,473,585

					18,269,056		16,451,180

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	The Bank of Korea and others	0.00 ~ 5.75		6,798,835		7,767,797
	Time deposits in foreign currencies	INDUSTRIAL BANK CHANGSHA BR., and others	0.00 ~ 7.55		784,891		634,903
	Due from others	THE BANK OF NEW YORK MELLON and others	0.00 ~ 6.40		2,487,063		2,937,813
					10,070,789		11,340,513

				~~W~~	28,339,845	~~W~~	27,791,693

*	Before netting of allowance

7.2 Details of restricted due from financial institutions as of March 31, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)		Financial institutions	March 31, 2025		December 31, 2024		Reasons of restriction
Due from financial institutions in Korean won	Due from the Bank of Korea	The Bank of Korea	~~W~~	14,478,741	~~W~~	11,635,481	Bank of Korea Act
	Due from banks	Hana Bank and others		52,755		106,500	Net settlement and others
	Due from others	Korea Securities Finance Corp., and others		743,636		1,254,615	Derivatives margin account and others

				15,275,132		12,996,596

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	The Bank of Korea and others		2,286,942		2,736,871	Bank of Korea Act and others
	Time deposits in foreign currencies	BANK OF COMMUNICATIONS CO LTD NEW YORK BRANCH, and others		98,074		98,264	Bank Act of the State of New York and others
	Due from others	THE BANK OF NEW YORK MELLON and others		2,345,298		2,709,177	Derivatives margin account and others

				4,730,314		5,544,312

			~~W~~	20,005,446	~~W~~	18,540,908

*	Before netting of allowance

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

7.3 Changes in allowances for credit losses of due from financial institutions for the three-month periods ended March 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	1,572	~~W~~	—	~~W~~	—
Transfer between stages:
Transfer to 12-month expected credit losses		—		—		—
Transfer to lifetime expected credit losses		—		—		—
Impairment		—		—		—
Reversal of credit losses		(475)		—		—
Others		(41)		—		—

Ending	~~W~~	1,056	~~W~~	—	~~W~~	—

(In millions of Korean won)	2024
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	1,021	~~W~~	—	~~W~~	—
Transfer between stages:
Transfer to 12-month expected credit losses		—		—		—
Transfer to lifetime expected credit losses		—		—		—
Impairment		—		—		—
Provision for credit losses		(291)		—		—
Others		266		—		—

Ending	~~W~~	996	~~W~~	—	~~W~~	—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

8. Derivative Financial Instruments and Hedge Accounting

The Group’s derivative operations focus on addressing the needs of the Group’s corporate clients to hedge their risk exposure and hedging the Group’s risk exposure that results from such client contracts. The Group also engages in derivative trading activities to hedge the interest rate risk and currency risk arising from the Group’s own assets and liabilities. In addition, the Group engages in proprietary trading of derivatives within the predetermined transaction limit.

The Group provides and trades a range of derivative financial instruments, including:

- Interest rate swaps relating to interest rate risk in Korean won

- Cross-currency swaps, forwards, and options relating to currency risk

- Stock index options linked with the Korea Composite Stock Price Index (“KOSPI”)

In particular, the Group applies fair value hedge accounting using interest rate swaps, currency forwards, and others to hedge the risk of changes in fair value due to the changes in interest rate and foreign exchange rate of structured debentures in Korean won, debentures in foreign currencies, structured deposits in foreign currencies, and others. The Group applies cash flow hedge accounting using interest rate swaps, currency swaps, and others to hedge the risk of changes in cash flows of floating rate debt securities in Korean won, borrowings in foreign currencies, group of loans measured at amortized cost, and others. In addition, the Group applies net investments in foreign operations hedge accounting by designating debentures in foreign currencies and cross currency forwards as hedging instruments to hedge the currency risk of net investments in foreign operations.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

8.1 Details of derivative financial instruments held for trading as of March 31, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)

	March 31, 2025						December 31, 2024
	Notional amount		Assets		Liabilities		Notional amount		Assets		Liabilities
Interest rate
Forwards	~~W~~	18,956,071	~~W~~	677,283	~~W~~	1,018,029	~~W~~	18,253,487	~~W~~	577,037	~~W~~	736,622
Futures *		6,052,590		1,654		1,678		6,388,783		1,178		5,407
Swaps		315,822,652		335,636		544,454		334,595,285		405,611		552,316
Options		6,768,000		139,087		119,337		7,108,100		152,220		146,648

		347,599,313		1,153,660		1,683,498		366,345,655		1,136,046		1,440,993

Currency
Forwards		123,088,052		4,486,174		2,098,163		136,815,645		5,848,876		3,326,427
Futures *		862,727		959		119		723,795		1,694		234
Swaps		78,637,492		3,153,304		5,372,524		82,498,194		3,587,141		5,960,622
Options		1,829,491		15,699		15,382		1,999,773		23,808		25,374

		204,417,762		7,656,136		7,486,188		222,037,407		9,461,519		9,312,657

Stock and index
Futures *		2,751,827		15,605		11,907		2,151,606		3,260		7,963
Swaps		4,388,663		294,085		124,705		4,963,174		278,278		156,825
Options		2,771,363		35,771		228,233		2,641,003		15,331		171,368

		9,911,853		345,461		364,845		9,755,783		296,869		336,156

Credit
Swaps		5,196,418		29,812		18,602		4,797,110		37,123		27,397

		5,196,418		29,812		18,602		4,797,110		37,123		27,397

Commodity
Futures *		71,342		1,631		1,595		42,764		1,191		1,012
Swaps		1,834,298		31,991		31,319		1,297,183		12,390		11,781
Options		240,609		2,530		2,601		292,290		3,018		3,130

		2,146,249		36,152		35,515		1,632,237		16,599		15,923

Others		925,498		3,501		243,563		891,012		6,715		276,569

	~~W~~	570,197,093	~~W~~	9,224,722	~~W~~	9,832,211	~~W~~	605,459,204	~~W~~	10,954,871	~~W~~	11,409,695

* Gains or losses arising from some daily mark-to-market futures are reflected in the margin accounts.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

8.2 Average price conditions of future nominal cash flows by type of hedge accounting as of March 31, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	March 31, 2025
	1 year		2 years		3 years		4 years		5 years		Over 5 years		Total
Fair value hedge
Nominal amount of the hedging instrument	~~W~~	4,242,086	~~W~~	1,375,670	~~W~~	383,329	~~W~~	909,434	~~W~~	658,882	~~W~~	1,581,759	~~W~~	9,151,160
Average price condition (%)		4.58		4.34		4.36		6.16		3.76		3.42		4.39
Average price condition (KRW/USD)		1,347.20		1,307.96		1,300.10		—		—		—		1,337.74
Average price condition (KRW/EUR)		1,476.12		1,471.75		—		—		—		—		1,473.68
Average price condition (KRW/AUD)		890.54		884.10		—		—		—		—		890.41
Average price condition (KRW/GBP)		1,543.70		—		—		—		—		—		1,543.70
Cash flow hedge
Nominal amount of the hedging instrument	~~W~~	2,759,880	~~W~~	2,747,403	~~W~~	3,076,853	~~W~~	1,113,014	~~W~~	483,970	~~W~~	—	~~W~~	10,181,120
Average price condition (%)		3.57		3.49		4.49		4.23		2.59		—		4.01
Average price condition (KRW/USD)		1,272.30		1,317.41		1,329.87		1,327.35		1,356.93		—		1,298.21
Average price condition (KRW/EUR)		1,374.73		1,501.00		1,392.00		—		—		—		1,423.08
Average price condition (KRW/AUD)		896.73		—		932.60		—		—		—		905.35
Hedge of net investments in foreign operations
Nominal amount of the hedging instrument	~~W~~	13,052	~~W~~	236,107	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	249,159
Average price condition (KRW/USD)		1,071.00		1,178.91		—		—		—		—		1,173.26

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

8.2 Average price conditions of future nominal cash flows by type of hedge accounting as of March 31, 2025 and December 31, 2024, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2024
	1 year		2 years		3 years		4 years		5 years		Over 5 years		Total
Fair value hedge
Nominal amount of the hedging instrument	~~W~~	5,071,561	~~W~~	1,674,709	~~W~~	444,487	~~W~~	189,448	~~W~~	941,835	~~W~~	1,998,080	~~W~~	10,320,120
Average price condition (%)		4.58		4.65		4.71		5.74		6.69		3.81		4.68
Average price condition (KRW/USD)		1,341.52		1,298.73		1,276.69		—		—		—		1,325.95
Average price condition (KRW/EUR)		1,464.04		1,469.25		1,447.53		—		—		—		1,464.60
Average price condition (KRW/AUD)		891.13		885.60		—		—		—		—		890.56
Average price condition (KRW/GBP)		1,539.22		—		—		—		—		—		1,539.22
Cash flow hedge
Nominal amount of the hedging instrument	~~W~~	2,385,743	~~W~~	3,059,818	~~W~~	2,779,439	~~W~~	981,453	~~W~~	545,140	~~W~~	—	~~W~~	9,751,593
Average price condition (%)		3.05		4.14		4.98		4.91		3.71		—		4.43
Average price condition (KRW/USD)		1,228.80		1,250.67		1,331.02		1,254.81		1,373.85		—		1,282.82
Average price condition (KRW/EUR)		1,374.73		1,501.00		—		1,392.00		—		—		1,423.08
Average price condition (KRW/AUD)		851.50		889.00		932.60		—		—		—		885.25
Hedge of net investments in foreign operations
Nominal amount of the hedging instrument	~~W~~	15,876	~~W~~	236,670	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	252,546
Average price condition (KRW/USD)		1,071.00		1,178.91		—		—		—		—		1,172.13

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

8.3 Fair Value Hedge

8.3.1 Details of fair value hedged items as of March 31, 2025 and December 31, 2024 and changes in fair value for the three-month periods ended March 31, 2025 and 2024, are as follows:

(In millions of Korean won)		March 31, 2025								2025
		Carrying amount				Accumulated amount of hedge adjustments				Changes in fair value
		Assets		Liabilities		Assets		Liabilities
Hedge accounting
Interest rate	Debt securities in Korean won	~~W~~	1,104,478	~~W~~	—	~~W~~	(5,671)	~~W~~	—	~~W~~	6,459
	Debt securities in foreign currencies		1,702,471		—		(23,553)		—		20,437
	Deposits in Korean won		—		256,948		—		16,948		(10,691)
	Deposits in foreign currencies		—		435,492		—		(4,458)		(3,173)
	Debentures in Korean won		—		1,545,175		—		(94,027)		(14,358)
	Debentures in foreign currencies		—		1,544,753		—		(39,067)		(24,650)

			2,806,949		3,782,368		(29,224)		(120,604)		(25,976)

Currency	Debt securities in foreign currencies		1,935,052		—		314,347		—		5,174

			1,935,052		—		314,347		—		5,174

		~~W~~	4,742,001	~~W~~	3,782,368	~~W~~	285,123	~~W~~	(120,604)	~~W~~	(20,802)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

8.3.1 Details of fair value hedged items as of March 31, 2025 and December 31, 2024 and changes in fair value for the three-month periods ended March 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)		December 31, 2024								2024
		Carrying amount				Accumulated amount of hedge adjustments				Changes in fair value
		Assets		Liabilities		Assets		Liabilities
Hedge accounting
Interest rate	Debt securities in Korean won	~~W~~	2,062,063	~~W~~	—	~~W~~	(15,065)	~~W~~	—	~~W~~	1,150
	Debt securities in foreign currencies		1,699,241		—		(44,081)		—		(6,366)
	Deposits in Korean won		—		246,258		—		6,258		1,184
	Deposits in foreign currencies		—		301,107		—		(7,593)		1,262
	Debentures in Korean won		—		2,320,923		—		(109,077)		16,975
	Debentures in foreign currencies		—		1,523,883		—		(63,717)		19,726

			3,761,304		4,392,171		(59,146)		(174,129)		33,931

Currency	Debt securities in foreign currencies		1,798,273		—		301,740		—		59,342

			1,798,273		—		301,740		—		59,342

		~~W~~	5,559,577	~~W~~	4,392,171	~~W~~	242,594	~~W~~	(174,129)	~~W~~	93,273

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

8.3.2 Details of derivative instruments designated as fair value hedge as of March 31, 2025 and December 31, 2024 and changes in fair value for the three-month periods ended March 31, 2025 and 2024, are as follows:

(In millions of Korean won)

	March 31, 2025						2025
	Notional amount		Carrying amount				Changes in fair value
			Assets		Liabilities
Interest rate
Futures	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—
Swaps		6,754,880		86,811		41,607		13,628

	~~W~~	6,754,880	~~W~~	86,811	~~W~~	41,607	~~W~~	13,628
Currency
Forwards		2,396,280		—		124,953		(18,180)

	~~W~~	9,151,160	~~W~~	86,811	~~W~~	166,560	~~W~~	(4,552)

(In millions of Korean won)

	December 31, 2024						2024
	Notional amount		Assets		Liabilities		Changes in fair value
Interest rate
Futures	~~W~~	720,000	~~W~~	—	~~W~~	—	~~W~~	—
Swaps		7,648,200		84,530		62,666		(29,393)

	~~W~~	8,368,200	~~W~~	84,530	~~W~~	62,666	~~W~~	(29,393)
Currency
Forwards		1,951,920		62		119,228		(48,944)

	~~W~~	10,320,120	~~W~~	84,592	~~W~~	181,894	~~W~~	(78,337)

8.3.3 Details of hedge ineffectiveness recognized in profit or loss on derivative instruments designated as fair value hedge for the three-month periods ended March 31, 2025 and 2024, are as follows:

(In millions of Korean won)

	2025		2024
Hedge accounting
Interest rate	~~W~~	(12,348)	~~W~~	5,606
Currency		(13,005)		10,398

	~~W~~	(25,353)	~~W~~	16,004

8.3.4 Gains or losses on fair value hedging instruments and hedged items attributable to the hedged for the three-month periods ended March 31, 2025 and 2024, are as follows:

(In millions of Korean won)

	2025		2024
Losses on hedging instruments	~~W~~	(4,552)	~~W~~	(77,269)
Gains (losses) on hedged items attributable to the hedged risk		(20,655)		92,365

	~~W~~	(25,207)	~~W~~	15,096

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

8.4 Cash Flow Hedge

8.4.1 Details of cash flow hedged items as of March 31, 2025 and December 31, 2024 and changes in fair value for the three-month periods ended March 31, 2025 and 2024, are as follows:

(In millions of Korean won)

	Cash flow hedge reserve				Changes in fair value
	March 31, 2025		December 31, 2024		2025		2024
Hedge accounting
Interest rate risk	~~W~~	192,334	~~W~~	160,165	~~W~~	(58,856)	~~W~~	49,800
Currency risk		(52,492)		(51,847)		16,838		(39,134)

	~~W~~	139,842	~~W~~	108,318	~~W~~	(42,018)	~~W~~	10,666

8.4.2 Details of derivative instruments designated as cash flow hedge as of March 31, 2025 and December 31, 2024 and changes in fair value for the three-month periods ended March 31, 2025 and 2024, are as follows:

(In millions of Korean won)

	March 31, 2025						2025
	Notional amount		Assets		Liabilities		Changes in fair value
Interest rate
Forwards	~~W~~	2,191,325	~~W~~	251,539	~~W~~	2,161	~~W~~	80,560
Swaps		2,983,345		32,852		14,279		(23,493)
Currency
Swaps		5,006,450		461,101		133,472		(13,822)

	~~W~~	10,181,120	~~W~~	745,492	~~W~~	149,912	~~W~~	43,245

(In millions of Korean won)

	December 31, 2024						2024
	Notional amount		Assets		Liabilities		Changes in fair value
Interest rate
Forwards	~~W~~	1,705,449	~~W~~	179,580	~~W~~	8	~~W~~	(43,599)
Swaps		2,988,310		48,738		5,760		19,495
Currency
Swaps		5,057,834		462,986		181,828		55,773

	~~W~~	9,751,593	~~W~~	691,304	~~W~~	187,596	~~W~~	31,669

8.4.3 Gains or losses on cash flow hedging instruments and hedged items attributable to the hedged risk for the three-month periods ended March 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025		2024
Gains (losses) on hedging instruments:	~~W~~	43,245	~~W~~	31,669
Effective portion of gains (losses) on cash flow hedging instruments (recognized in other comprehensive income or loss)		42,090		31,166
Ineffective portion of gains on cash flow hedging instruments (recognized in profit or loss)		1,155		503

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

8.4.4 Amounts recognized in other comprehensive income (loss) and reclassified from equity to profit or loss related to derivative instruments designated as cash allow hedge for the three-month periods ended March 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025		2024
Other comprehensive income (loss)	~~W~~	42,090	~~W~~	31,166
Reclassification to profit or loss		672		(63,308)
Income tax effect		(11,261)		(4,655)

	~~W~~	31,501	~~W~~	(36,797)

8.5 Hedge of Net Investments in Foreign Operations

8.5.1 Details of net investments in foreign operations hedged items as of March 31, 2025 and December 31, 2024 and changes in fair value for the three-month periods ended March 31, 2025 and 2024, are as follows:

(In millions of Korean won)

	Foreign currency translation reserve				Changes in fair value
	March 31, 2025		December 31, 2024		2025		2024
Hedge accounting
Currency risk	~~W~~	(312,585)	~~W~~	(316,109)	~~W~~	(4,790)	~~W~~	69,570

8.5.2 Details of financial instruments designated as hedge of net investments in foreign operations as of March 31, 2025 and December 31, 2024 and changes in fair value for the three-month periods ended March 31, 2025 and 2024, are as follows:

(In millions of Korean won)

	March 31, 2025						2025
	Notional amount		Assets		Liabilities		Changes in fair value
Currency
Forwards	~~W~~	13,052	~~W~~	—	~~W~~	3,520	~~W~~	789
Debentures in foreign currencies		2,081,612		—		2,081,612		4,001

	~~W~~	2,094,664	~~W~~	—	~~W~~	2,085,132	~~W~~	4,790

(In millions of Korean won)

	December 31, 2024						2024
	Notional amount		Assets		Liabilities		Changes in fair value
Currency
Forwards	~~W~~	15,876	~~W~~	—	~~W~~	4,309	~~W~~	2,411
Debentures in foreign currencies		2,077,155		—		2,077,155		(71,981)

	~~W~~	2,093,031	~~W~~	—	~~W~~	2,081,464	~~W~~	(69,570)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

8.5.3 Fair value of non-derivative financial instruments designated as hedge of net investments in foreign operations as of March 31, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	March 31, 2025		December 31, 2024
Debentures in foreign currencies	~~W~~	2,213,792	~~W~~	2,180,537

8.5.4 Gains or losses on net investments in foreign operations hedging instruments and hedged items attributable to the hedged risk for the three-month periods ended March 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025		2024
Losses on hedging instruments:	~~W~~	4,790	~~W~~	(69,570)
Effective portion of losses on hedge of net investments in foreign operations (recognized in other comprehensive income or loss)		4,790		(69,570)
Ineffective portion of losses on hedge of net investments in foreign operations (recognized in profit or loss)		—		—

8.5.5 Effective portion of gains or losses on net investments in foreign operations hedging instruments recognized in other comprehensive income (loss) for the three-month periods ended March 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025		2024
Other comprehensive loss	~~W~~	4,790	~~W~~	(69,570)
Reclassification to profit or loss		—		—
Income tax effect		(1,266)		18,367

	~~W~~	3,524	~~W~~	(51,203)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

9. Loans Measured at Amortized Cost

9.1 Details of loans as of March 31, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	March 31, 2025		December 31, 2024
Loans measured at amortized cost	~~W~~	480,015,346	~~W~~	477,066,990
Deferred loan origination fees and costs		621,796		638,230
Less: Allowances for credit losses		(5,766,647)		(5,633,380)

	~~W~~	474,870,495	~~W~~	472,071,840

9.2 Details of loans to banks as of March 31, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	March 31, 2025		December 31, 2024
Loans measured at amortized cost	~~W~~	11,430,928	~~W~~	9,830,773
Less: Allowances for credit losses		(25,594)		(31,158)

	~~W~~	11,405,334	~~W~~	9,799,615

9.3 Details of loan types and customer types of loans to customers other than banks as of March 31, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	March 31, 2025
	Retail		Corporate		Credit card		Total
Loans in Korean won	~~W~~	190,449,622	~~W~~	204,793,608	~~W~~	—	~~W~~	395,243,230
Loans in foreign currencies		6,225,012		26,272,858		—		32,497,870
Domestic import usance bills		—		3,712,005		—		3,712,005
Off-shore funding loans		—		854,055		—		854,055
Call loans		—		1,546,066		—		1,546,066
Bills bought in Korean won		—		1,474		—		1,474
Bills bought in foreign currencies		—		1,706,569		—		1,706,569
Guarantee payments under acceptances and guarantees		—		16,090		—		16,090
Credit card receivables in Korean won		—		—		22,930,682		22,930,682
Credit card receivables in foreign currencies		—		—		39,694		39,694
Bonds purchased under repurchase agreements		—		2,506,385		—		2,506,385
Privately placed bonds		—		377,553		—		377,553
Factored receivables		6		60,422		—		60,428
Lease receivables		408,932		162,133		—		571,065
Loans for installment credit		6,340,987		802,061		—		7,143,048

		203,424,559		242,811,279		22,970,376		469,206,214

Proportion (%)		43.35		51.75		4.90		100.00
Less: Allowances for credit losses		(1,611,446)		(3,239,424)		(890,183)		(5,741,053)

	~~W~~	201,813,113	~~W~~	239,571,855	~~W~~	22,080,193	~~W~~	463,465,161

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

9.3 Details of loan types and customer types of loans to customers other than banks as of March 31, 2025 and December 31, 2024, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2024
	Retail		Corporate		Credit card		Total
Loans in Korean won	~~W~~	188,109,614	~~W~~	203,391,791	~~W~~	—	~~W~~	391,501,405
Loans in foreign currencies		5,978,891		26,954,295		—		32,933,186
Domestic import usance bills		—		3,790,808		—		3,790,808
Off-shore funding loans		—		626,058		—		626,058
Bills bought in Korean won		—		1,862		—		1,862
Bills bought in foreign currencies		—		2,379,270		—		2,379,270
Guarantee payments under acceptances and guarantees		—		16,930		—		16,930
Credit card receivables in Korean won		—		—		23,436,170		23,436,170
Credit card receivables in foreign currencies		—		—		42,304		42,304
Bonds purchased under repurchase agreements		—		4,967,067		—		4,967,067
Privately placed bonds		—		389,783		—		389,783
Factored receivables		7		62,602		—		62,609
Lease receivables		406,844		194,057		—		600,901
Loans for installment credit		6,327,692		798,402		—		7,126,094

		200,823,048		243,572,925		23,478,474		467,874,447

Proportion (%)		42.92		52.06		5.02		100.00
Less: Allowances for credit losses		(1,587,817)		(3,137,665)		(876,740)		(5,602,222)

	~~W~~	199,235,231	~~W~~	240,435,260	~~W~~	22,601,734	~~W~~	462,272,225

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

10. Allowances for Credit Losses

10.1 Changes in allowances for credit losses of loans measured at amortized cost for the three-month periods ended March 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025
	Retail						Corporate						Credit card
	12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses
			Non- impaired		Impaired				Non- impaired		Impaired				Non- impaired		Impaired
Beginning	~~W~~	607,351	~~W~~	331,435	~~W~~	649,031	~~W~~	913,140	~~W~~	923,564	~~W~~	1,332,119	~~W~~	240,434	~~W~~	372,640	~~W~~	263,666
Transfer between stages:
Transfer to 12-month expected credit losses		54,060		(45,531)		(8,529)		91,028		(89,228)		(1,800)		33,312		(33,020)		(292)
Transfer to lifetime expected credit losses		(42,754)		213,065		(170,311)		(55,478)		161,174		(105,696)		(29,607)		30,553		(946)
Impairment		(6,629)		(207,799)		214,428		(1,603)		(191,557)		193,160		(813)		(61,549)		62,362
Write-offs		—		—		(157,169)		—		(1)		(77,815)		—		—		(155,208)
Sales		(214)		(168)		(27,429)		(26)		(245)		(49,563)		—		—		(73,268)
Provision (reversal) for credit losses [1,2]		(5,133)		42,542		181,338		(21,137)		10,179		257,491		(7,718)		83,324		176,415
Others (exchange differences, etc.)		(322)		(122)		(9,694)		(2,502)		78		(20,264)		(38)		(8)		(10,056)

Ending	~~W~~	606,359	~~W~~	333,422	~~W~~	671,665	~~W~~	923,422	~~W~~	813,964	~~W~~	1,527,632	~~W~~	235,570	~~W~~	391,940	~~W~~	262,673

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

10.1 Changes in allowances for credit losses of loans measured at amortized cost for the three-month periods ended March 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)	2024
	Retail						Corporate						Credit card
	12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses
			Non- impaired		Impaired				Non- impaired		Impaired				Non- impaired		Impaired
Beginning	~~W~~	584,650	~~W~~	283,382	~~W~~	501,049	~~W~~	939,640	~~W~~	935,715	~~W~~	1,282,544	~~W~~	206,525	~~W~~	328,152	~~W~~	401,148
Transfer between stages:
Transfer to 12-month expected credit losses		52,734		(48,864)		(3,870)		82,515		(80,082)		(2,433)		43,883		(42,197)		(1,686)
Transfer to lifetime expected credit losses		(44,333)		65,072		(20,739)		(139,469)		148,638		(9,169)		(21,078)		26,881		(5,803)
Impairment		(6,759)		(68,933)		75,692		(1,885)		(75,837)		77,722		(1,303)		(73,343)		74,646
Write-offs		—		—		(134,934)		—		—		(64,496)		—		—		(150,998)
Sales		(272)		(246)		(19,227)		—		(333)		(33,303)		—		—		—
Provision (reversal) for credit losses [1,2]		(8,568)		48,997		167,253		23,907		(17,231)		62,931		(21,793)		71,923		151,760
Others (exchange differences, etc.)		617		291		2,892		(3,596)		3,299		20,668		39		42		(13,490)

Ending	~~W~~	578,069	~~W~~	279,699	~~W~~	568,116	~~W~~	901,112	~~W~~	914,169	~~W~~	1,334,464	~~W~~	206,273	~~W~~	311,458	~~W~~	455,577

[1]

Provision for credit losses in the consolidated statements of comprehensive income also includes provision (reversal) for credit losses of due from financial institutions (Note 7.3), provision (reversal) for credit losses of financial investments (Note 11.5), provision (reversal) for credit losses of unused commitments, acceptances and guarantees (Note 17.2), provision (reversal) for credit losses of financial guarantee contracts (Note 17.3), and provision (reversal) for credit losses of other financial assets.

[2]	Includes ~~W~~86,146 million and ~~W~~72,724 million of collections from written-off loans for the three-month periods ended March 31, 2025 and 2024, respectively.

The amount of financial assets that the Group wrote off during the current year but is continuing recovery activities is ~~W~~390,193 million. Also, the Group manages the written-off loans that their legal extinctive prescriptions have not been completed, and that have not been collected. The balances of those loans are ~~W~~11,503,945 million and ~~W~~11,468,928 million as of March 31, 2025 and December 31, 2024, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

10.2 Changes in gross carrying amount of loans for the three-month periods ended March 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	431,753,998	~~W~~	40,940,591	~~W~~	5,010,631
Transfer between stages:
Transfer to 12-month expected credit losses		7,009,230		(6,988,330)		(20,900)
Transfer to lifetime expected credit losses (non-impaired)		(10,496,310)		12,180,941		(1,684,631)
Transfer to lifetime expected credit losses (impaired)		(185,099)		(2,807,719)		2,992,818
Write-offs		—		(1)		(390,192)
Sales		(341,282)		(6,643)		(273,312)
Net increase (decrease) (execution, repayment, and others)		6,980,473		(2,625,965)		(411,156)

Ending	~~W~~	434,721,010	~~W~~	40,692,874	~~W~~	5,223,258

(In millions of Korean won)	2024
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	408,283,402	~~W~~	37,076,587	~~W~~	4,908,103
Transfer between stages:
Transfer to 12-month expected credit losses		9,509,690		(9,035,604)		(474,086)
Transfer to lifetime expected credit losses (non-impaired)		(12,012,888)		12,238,947		(226,059)
Transfer to lifetime expected credit losses (impaired)		(258,842)		(1,224,810)		1,483,652
Write-offs		—		—		(350,428)
Sales		(1,291,854)		(19,985)		(199,428)
Net increase (decrease) (execution, repayment, and others)		6,765,762		(1,642,925)		214,126

Ending	~~W~~	410,995,270	~~W~~	37,392,210	~~W~~	5,355,880

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

11.	Financial Assets at Fair Value through Profit or Loss and Financial Investments

11.1 Details of financial assets at fair value through profit or loss and financial investments as of March 31, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	March 31, 2025		December 31, 2024
Financial assets at fair value through profit or loss
Debt securities:
Government and public bonds	~~W~~	15,298,546	~~W~~	13,389,804
Financial bonds		10,913,788		11,601,280
Corporate bonds		8,317,391		7,323,299
Asset-backed securities		29,545		39,444
Beneficiary certificates		24,444,481		20,644,681
Derivative-linked securities		2,070,283		1,924,109
Other debt securities		17,497,657		18,846,019
Equity securities:
Stocks		3,940,256		3,964,021
Other equity securities		264,695		311,316
Loans:
Privately placed bonds		226,646		208,856
Other loans		930,463		978,907
Due from financial institutions:
Other due from financial institutions		66,712		59,838
Others		217,864		158,519

	~~W~~	84,218,327	~~W~~	79,450,093

Financial investments
Financial assets at fair value through other comprehensive income
Debt securities:
Government and public bonds	~~W~~	39,591,550	~~W~~	38,108,213
Financial bonds		25,204,906		26,091,249
Corporate bonds		23,011,438		22,059,099
Asset-backed securities		2,356,644		2,366,140
Other debt securities		203,852		111,295
Equity securities:
Stocks		1,682,635		1,643,898
Equity investments		11,012		9,410
Other equity securities		2,143,000		2,059,980
Loans:
Privately placed bonds		1,549,135		1,446,628

		95,754,172		93,895,912

Financial assets at amortized cost
Debt securities:
Government and public bonds		5,903,261		6,029,059
Financial bonds		11,939,339		12,761,712
Corporate bonds		8,664,169		8,946,009
Asset-backed securities		8,220,718		9,321,199
Other debt securities		33,543		72,969
Less: Allowances for credit losses		(15,840)		(17,396)

		34,745,190		37,113,552

	~~W~~	130,499,362	~~W~~	131,009,464

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

11.2 Dividend income from equity securities designated at fair value through other comprehensive income for the three-month periods ended March 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025				2024
	From the equity securities derecognized		From the equity securities held		From the equity securities derecognized		From the equity securities held
Equity securities measured at fair value through other comprehensive income:
Stocks Listed	~~W~~	—	~~W~~	10,352	~~W~~	—	~~W~~	3,597
Unlisted		—		15,190		—		15,119
Equity investments		—		302		—		—
Other equity securities		225		25,431		343		10,732

	~~W~~	225	~~W~~	51,275	~~W~~	343	~~W~~	29,448

11.3 Derecognized equity securities measured at fair value through other comprehensive income for the three-month periods ended March 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025				2024
	Disposal price		Accumulated other comprehensive income (loss) as of disposal date		Disposal price		Accumulated other comprehensive income (loss) as of disposal date
Equity securities measured at fair value through other comprehensive income:
Stocks Listed	~~W~~	6,440	~~W~~	(1,598)	~~W~~	8,054	~~W~~	(5,586)
Unlisted		—		—		—		—
Other equity securities		69,999		(1)		—		—

	~~W~~	76,439	~~W~~	(1,599)	~~W~~	8,054	~~W~~	(5,586)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

11.4 Provision (reversal) for credit losses of financial investments for the three-month periods ended March 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025
	Provision		Reversal		Total
Securities measured at fair value through other comprehensive income	~~W~~	2,095	~~W~~	(2,808)	~~W~~	(713)
Loans measured at fair value through other comprehensive income		7		(67)		(60)
Securities measured at amortized cost		430		(1,966)		(1,536)

	~~W~~	2,532	~~W~~	(4,841)	~~W~~	(2,309)

(In millions of Korean won)	2024
	Provision		Reversal		Total
Securities measured at fair value through other comprehensive income	~~W~~	3,282	~~W~~	(1,717)	~~W~~	1,565
Loans measured at fair value through other comprehensive income		236		(171)		65
Securities measured at amortized cost		720		(903)		(183)

	~~W~~	4,238	~~W~~	(2,791)	~~W~~	1,447

11.5 Changes in allowances for credit losses of financial investments for the three-month periods ended March 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	43,031	~~W~~	—	~~W~~	82
Transfer between stages:
Transfer to 12-month expected credit losses		—		—		—
Transfer to lifetime expected credit losses		—		—		—
Sales		(1,335)		—		—
Provision for credit losses		(2,308)		—		(1)
Others		22		—		—

Ending	~~W~~	39,410	~~W~~	—	~~W~~	81

(In millions of Korean won)	2024
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	44,465	~~W~~	—	~~W~~	77
Transfer between stages:
Transfer to 12-month expected credit losses		—		—		—
Transfer to lifetime expected credit losses		—		—		—
Sales		(787)		—		—
Provision for credit losses		1,447		—		—
Others		242		—		—

Ending	~~W~~	45,367	~~W~~	—	~~W~~	77

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

12.	Deferred Income Tax Assets and Liabilities

Details of deferred income tax assets and liabilities as of March 31, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	March 31, 2025
	Assets		Liabilities		Net amount
Other provisions	~~W~~	202,639	~~W~~	—	~~W~~	202,639
Allowances for credit losses		10,552		—		10,552
Impairment losses of property and equipment		8,932		(1,339)		7,593
Share-based payments		24,211		—		24,211
Provisions for acceptances and guarantees		14,373		(123)		14,250
Gains or losses on valuation of derivatives		240,549		(137,809)		102,740
Present value discount		11,021		(464)		10,557
Gains or losses on fair value hedge		—		(31,839)		(31,839)
Accrued interest		—		(240,141)		(240,141)
Deferred loan origination fees and costs		16,021		(189,411)		(173,390)
Advanced depreciation provision		—		(4,003)		(4,003)
Gains or losses on revaluation		313		(290,224)		(289,911)
Investments in subsidiaries and others		73,881		(246,625)		(172,744)
Gains or losses on valuation of security investment		322,744		(680,407)		(357,663)
Defined benefit liabilities		601,452		—		601,452
Accrued expenses		256,557		—		256,557
Retirement insurance expense		—		(615,445)		(615,445)
Adjustments to the prepaid contributions		—		(57,956)		(57,956)
Derivative-linked securities		6,111		(56,831)		(50,720)
Others *		1,270,064		(1,897,267)		(627,203)

		3,059,420		(4,449,884)		(1,390,464)

Offsetting of deferred income tax assets and liabilities		(2,827,626)		2,827,626		—

	~~W~~	231,794	~~W~~	(1,622,258)	~~W~~	(1,390,464)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

12. Deferred Income Tax Assets and Liabilities (cont’d)

(In millions of Korean won)	December 31, 2024
	Assets		Liabilities		Net amount
Other provisions	~~W~~	219,460	~~W~~	—	~~W~~	219,460
Allowances for credit losses		17,060		—		17,060
Impairment losses of property and equipment		10,543		(1,359)		9,184
Share-based payments		36,962		—		36,962
Provisions for acceptances and guarantees		16,172		(163)		16,009
Gains or losses on valuation of derivatives		296,164		(225,773)		70,391
Present value discount		11,952		(14)		11,938
Gains or losses on fair value hedge		—		(45,741)		(45,741)
Accrued interest		1,679		(262,437)		(260,758)
Deferred loan origination fees and costs		16,278		(189,207)		(172,929)
Advanced depreciation provision		—		(4,003)		(4,003)
Gains or losses on revaluation		313		(290,227)		(289,914)
Investments in subsidiaries and others		77,426		(248,692)		(171,266)
Gains or losses on valuation of security investment		489,018		(448,460)		40,558
Defined benefit liabilities		619,544		—		619,544
Accrued expenses		365,702		—		365,702
Retirement insurance expense		—		(590,749)		(590,749)
Adjustments to the prepaid contributions		—		(49,134)		(49,134)
Derivative-linked securities		6,883		(86,112)		(79,229)
Others *		1,244,462		(2,391,015)		(1,146,553)

		3,429,618		(4,833,086)		(1,403,468)

Offsetting of deferred income tax assets and liabilities		(3,150,794)		3,150,794		—

	~~W~~	278,824	~~W~~	(1,682,292)	~~W~~	(1,403,468)

*	Includes Purchase Price Allocation (“PPA”) amount arising from the acquisition of KB Life Insurance Co., Ltd., KB Insurance Co., Ltd.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

13. Financial Liabilities at Fair Value through Profit or Loss

13.1 Details of financial liabilities at fair value through profit or loss and financial liabilities designated at fair value through profit or loss as of March 31, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	March 31, 2025		December 31, 2024
Financial liabilities at fair value through profit or loss
Borrowed securities sold	~~W~~	2,483,114	~~W~~	2,558,520
Others		219,457		159,212

		2,702,571		2,717,732

Financial liabilities designated at fair value through profit or loss
Derivative-linked securities		8,202,001		8,002,499

		8,202,001		8,002,499

	~~W~~	10,904,572	~~W~~	10,720,231

13.2 Difference between the amount contractually required to pay at maturity and carrying amount of financial liabilities designated at fair value through profit or loss as of March 31, 2025 and December 31, 2024 are as follows:

(In millions of Korean won)	March 31, 2025		December 31, 2024
Amount contractually required to pay at maturity	~~W~~	8,138,984	~~W~~	7,947,236
Carrying amount		8,202,001		8,002,499

Difference	~~W~~	(63,017)	~~W~~	(55,263)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

14. Deposits

Details of deposits as of March 31, 2025 and December 31, 2024 are as follows:

(In millions of Korean won)	March 31, 2025		December 31, 2024
Demand deposits
Demand deposits in Korean won	~~W~~	159,669,591	~~W~~	156,242,487
Demand deposits in foreign currencies		12,962,217		13,667,783

		172,631,808		169,910,270

Time deposits
Time deposits in Korean won		218,884,960		221,342,787
Fair value adjustments of fair value hedged time deposits in foreign currencies		16,948		6,258

		218,901,908		221,349,045

Time deposits in foreign currencies		27,199,393		28,299,460
Fair value adjustments of fair value hedged time deposits in foreign currencies		(4,458)		(7,593)

		27,194,935		28,291,867

		246,096,843		249,640,912

Certificates of deposits		9,471,532		9,805,371

Investment contract liabilities		6,157,431		6,331,344

	~~W~~	434,357,614	~~W~~	435,687,897

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

15. Borrowings

15.1 Details of borrowings as of March 31, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	March 31, 2025		December 31, 2024
General borrowings	~~W~~	51,028,574	~~W~~	52,433,193
Bonds sold under repurchase agreements and others		12,425,761		12,803,106
Call money		5,696,551		2,840,713

	~~W~~	69,150,886	~~W~~	68,077,012

15.2 Details of general borrowings as of March 31, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)		Lenders	Interest rate (%) as of March 31, 2025	March 31, 2025		December 31, 2024
Borrowings in Korean won	Borrowings from the Bank of Korea	The Bank of Korea	1.25	~~W~~	6,100,341	~~W~~	4,618,026
	Borrowings from the government	SEMAS and others	0.00~3.50		2,227,845		2,409,409
	Borrowings from banks	Shinhan Bank and others	2.20~6.50		759,013		1,267,487
	Borrowings from non-banking financial institutions	Korea Securities Finance Corporation and others	0.82~6.59		3,070,693		3,014,113
	Other borrowings	The Korea Development Bank and others	0.00~7.77		21,609,137		22,294,928

					33,767,029		33,603,963

Borrowings in foreign currencies	Due to banks	MIZUHO BANK, LTD. and others	—		15,897		15,155
	Borrowings from banks	CITIBANK, HONG KONG and others	0.00~9.50		14,546,584		15,914,710
	Borrowings from other financial institutions	The Export-Import Bank of Korea and others	4.53		6,013		6,027
	Other borrowings	CITICORP INTERNATIONAL LTD and others	2.61~8.33		2,693,051		2,893,338

					17,261,545		18,829,230

				~~W~~	51,028,574	~~W~~	52,433,193

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

16. Debentures

16.1 Details of debentures as of March 31, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	Interest rate (%) as of March 31, 2025	March 31, 2025		December 31, 2024
Debentures in Korean won
Structured debentures	5.15~5.86	~~W~~	20,560	~~W~~	20,560
Subordinated fixed rate debentures	2.02~4.90		5,045,150		4,445,150
Fixed rate debentures	1.33~7.20		53,104,715		54,370,733
Floating rate debentures	2.89~5.23		1,500,000		1,250,000

			59,670,425		60,086,443
Fair value adjustments of fair value hedged debentures in Korean won			(94,027)		(108,207)
Less: Discount on debentures in Korean won			(56,502)		(57,075)

			59,519,896		59,921,161

Debentures in foreign currencies
Floating rate debentures	2.78~5.89		3,176,346		3,122,201
Fixed rate debentures	0.05~8.21		12,670,373		13,229,773

			15,846,719		16,351,974
Fair value adjustments of fair value hedged debentures in foreign currencies			(39,067)		(63,717)
Less: Discount on debentures in foreign currencies			(38,521)		(38,161)

			15,769,131		16,250,096

		~~W~~	75,289,027	~~W~~	76,171,257

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

17. Provisions

17.1 Details of provisions as of March 31, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	March 31, 2025		December 31, 2024
Provisions for credit losses of unused loan commitments	~~W~~	297,914	~~W~~	297,855
Provisions for credit losses of acceptances and guarantees		49,994		56,097
Provisions for credit losses of financial guarantee contracts		7,790		7,378
Provisions for restoration costs		180,972		180,590
Others		322,776		385,712

	~~W~~	859,446	~~W~~	927,632

17.2 Changes in provisions for credit losses of unused loan commitments, and acceptances and guarantees for the three-month periods ended March 31, 2025 and 2024, are as follows:

(In millions of Korean won)

	2025
	Provisions for credit losses of unused loan commitments						Provisions for credit losses of acceptances and guarantees
	12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses
			Non- impaired		Impaired				Non- impaired		Impaired
Beginning	~~W~~	216,995	~~W~~	78,975	~~W~~	1,885	~~W~~	39,465	~~W~~	2,487	~~W~~	14,145
Transfer between stages:
Transfer to 12-month expected credit losses		13,733		(13,695)		(38)		12		(12)		—
Transfer to lifetime expected credit losses		(7,295)		9,126		(1,831)		(238)		273		(35)
Impairment		(1,088)		(2,290)		3,378		(1)		(28)		29
Provision (reversal) for credit losses		(3,465)		5,172		(1,545)		(1,891)		356		(4,864)
Others (exchange differences, etc.)		(85)		(11)		(7)		301		—		(5)

Ending	~~W~~	218,795	~~W~~	77,277	~~W~~	1,842	~~W~~	37,648	~~W~~	3,076	~~W~~	9,270

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

17.2 Changes in provisions for credit losses of unused loan commitments, and acceptances and guarantees for the three-month periods ended March 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)

	2024
	Provisions for credit losses of unused loan commitments						Provisions for credit losses of acceptances and guarantees
	12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses
			Non- impaired		Impaired				Non- impaired		Impaired
Beginning	~~W~~	232,674	~~W~~	136,318	~~W~~	10,674	~~W~~	30,849	~~W~~	148,197	~~W~~	4,408
Transfer between stages:
Transfer to 12-month expected credit losses		19,697		(19,193)		(504)		13		(13)		—
Transfer to lifetime expected credit losses		(8,009)		8,064		(55)		(213)		213		—
Impairment		(195)		(663)		858		(52)		(22)		74
Provision (reversal) for credit losses		(17,949)		5,696		(391)		(29)		2,435		11,131
Others (exchange differences, etc.)		1,582		1,260		(10)		827		5,442		93

Ending	~~W~~	227,800	~~W~~	131,482	~~W~~	10,572	~~W~~	31,395	~~W~~	156,252	~~W~~	15,706

17.3 Changes in provisions for credit losses of financial guarantee contracts for the three-month periods ended March 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025		2024
Beginning	~~W~~	7,378	~~W~~	6,500
Provision		412		948

Ending	~~W~~	7,790	~~W~~	7,448

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

17.4 Changes in provisions for restoration costs for the three-month periods ended March 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025		2024
Beginning	~~W~~	180,590	~~W~~	155,214
Provision		2,853		3,354
Reversal		(487)		(640)
Used		(3,217)		(870)
Unwinding of discount		1,250		1,326
Effect of changes in discount rate		(17)		28

Ending	~~W~~	180,972	~~W~~	158,412

Provisions for restoration costs are the present value of estimated costs to be incurred for the restoration of the leased properties. The expenditure of the restoration cost will be incurred at the end of each lease contract, and the lease period is used to reasonably estimate the time of expenditure. Also, the average restoration expense based on actual three-year historical data and three-year historical average inflation rate are used to estimate the present value of estimated costs.

17.5 Changes in other provisions for the three-month periods ended March 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025
	Membership rewards program		Dormant accounts		Litigations		Others *		Total
Beginning *	~~W~~	73	~~W~~	3,153	~~W~~	156,214	~~W~~	226,272	~~W~~	385,712
Increase		32		141		5,259		8,890		14,322
Decrease		(19)		(540)		(21,791)		(54,558)		(76,908)
Others		—		—		(349)		(1)		(350)

Ending *	~~W~~	86	~~W~~	2,754	~~W~~	139,333	~~W~~	180,603	~~W~~	322,776

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

17.5 Changes in other provisions for the three-month periods ended March 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)	2024
	Membership rewards program		Dormant accounts		Litigations		Others		Total
Beginning	~~W~~	47	~~W~~	3,359	~~W~~	185,667	~~W~~	530,511	~~W~~	719,584
Increase		20		171		6,416		936,347		942,954
Decrease		(15)		(626)		(32,438)		(307,150)		(340,229)
Others		—		—		635		—		635

Ending	~~W~~	52	~~W~~	2,904	~~W~~	160,280	~~W~~	1,159,708	~~W~~	1,322,944

[1]	Includes other provisions of ~~W~~13,326 million and ~~W~~17,064 million related to the Livelihood finance support program as of March 31, 2025 and December 31, 2024, respectively
[2]

Includes other provisions of ~~W~~42,563 million and ~~W~~55,182 million related to the voluntary compensation for the performance of the Hang Seng China Enterprise Index as of March 31, 2025 and December 31, 2024, respectively.

[3]

Includes other provisions of ~~W~~17,877 million and ~~W~~33,776 million related to the completion guarantee management-type land trust business agreement of KB Real Estate Trust Co., Ltd. as of March 31, 2025 and December 31, 2024, respectively.

18. Net Defined Benefit Liabilities

18.1 Defined Benefit Plan

The Group operates defined benefit plans which have the following characteristics:

•	The Group has the obligation to pay the agreed benefits to all its current and former employees.

•	The Group assumes actuarial risk (that benefits will cost more than expected) and investment risk.

The net defined benefit liabilities recognized in the consolidated statement of financial position are calculated by the independent actuary in accordance with actuarial valuation method. The defined benefit obligation is calculated using the projected unit credit method. Assumptions based on market data and historical data such as discount rate, future salary increase rate, mortality, and consumer price index are used which are updated annually.

Actuarial assumptions may differ from actual results, due to changes in the market conditions, economic trends, and mortality trends which may affect net defined benefit liabilities and future payments. Actuarial gains and losses arising from changes in actuarial assumptions are recognized in the period incurred through other comprehensive income.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

18.2 Details of net defined benefit liabilities as of March 31, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	March 31, 2025		December 31, 2024
Present value of defined benefit obligation	~~W~~	2,472,960	~~W~~	2,537,534
Fair value of plan assets		(2,622,643)		(2,695,847)

Net defined benefit liabilities *	~~W~~	(149,683)	~~W~~	(158,313)

*

As of March 31, 2025, the net defined benefit asset of ~~W~~149,683 million is the amount obtained by subtracting the net defined benefit liability of ~~W~~104,504 million from the net defined benefit asset of ~~W~~254,187 million. Similarly, as of December 31, 2024, the net defined benefit asset of ~~W~~158,313 million is the amount obtained by subtracting the net defined benefit liability of ~~W~~100,187 million from the net defined benefit asset of ~~W~~258,500 million.

18.3 Details of post-employment benefits recognized in profit or loss for the three-month periods ended March 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025		2024
Current service cost	~~W~~	52,730	~~W~~	55,876
Past service cost		187		—
Net interest expense on net defined benefit liabilities		(1,793)		(3,270)

Post-employment benefits *	~~W~~	51,124	~~W~~	52,606

*

Includes post-employment benefits amounting to ~~W~~6,273 million recognized as insurance service expenses, ~~W~~922 million recognized as other operating expenses and ~~W~~14 million recognized as advanced payments for the three-month period ended March 31, 2025 and ~~W~~5,334 million recognized as insurance service expenses, ~~W~~847 million recognized as other operating expenses and ~~W~~34 million recognized as advanced payments for the three-month period ended March 31, 2024.

19. Equity

19.1 Share Capital

19.1.1 Details of share capital as of March 31, 2025 and December 31, 2024, are as follows:

(In millions of Korean won and in number of shares)	March 31, 2025		December 31, 2024
Type of share		Ordinary share		Ordinary share
Number of authorized shares		1,000,000,000		1,000,000,000
Par value per share (In Korean won)	~~W~~	5,000	~~W~~	5,000
Number of issued shares		393,528,423		393,528,423
Share capital *	~~W~~	2,090,558	~~W~~	2,090,558

*	Due to the retirement of shares deducted through retained earnings, it is different from the total par value of the shares issued.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

19.1.2 Changes in outstanding shares for the three-month periods ended March 31, 2025 and 2024, are as follows:

(In number of shares)	2024	2023
Beginning	373,600,719	378,663,825
Increase	—	5,000,000
Decrease	(5,695,509)	(900,000)

Ending	367,905,210	382,763,825

19.2 Hybrid Securities

Details of hybrid securities classified as equity as of March 31, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)

Hybrid securities	Issuance date	Maturity	Interest rate (%) as of March 31, 2025	March 31, 2025		December 31, 2024
Series 1-2	May. 2, 2019	Perpetual bond	3.44	~~W~~	49,896	~~W~~	49,896
Series 2-1	May. 8, 2020	Perpetual bond	3.30		324,099		324,099
Series 2-2	May. 8, 2020	Perpetual bond	3.43		74,812		74,812
Series 3-1	Jul. 14, 2020	Perpetual bond	3.17		369,099		369,099
Series 3-2	Jul. 14, 2020	Perpetual bond	3.38		29,922		29,922
Series 4-1	Oct. 20, 2020	Perpetual bond	3.00		433,996		433,996
Series 4-2	Oct. 20, 2020	Perpetual bond	3.28		64,855		64,855
Series 5-1	Feb. 19, 2021	Perpetual bond	2.67		419,071		419,071
Series 5-2	Feb. 19, 2021	Perpetual bond	2.87		59,862		59,862
Series 5-3	Feb. 19, 2021	Perpetual bond	3.28		119,727		119,727
Series 6-1	May. 28, 2021	Perpetual bond	3.20		165,563		165,563
Series 6-2	May. 28, 2021	Perpetual bond	3.60		109,708		109,708
Series 7-1	Oct. 8, 2021	Perpetual bond	3.57		208,468		208,468
Series 7-2	Oct. 8, 2021	Perpetual bond	3.80		59,834		59,834
Series 8-1	Feb. 16, 2022	Perpetual bond	4.00		442,970		442,970
Series 8-2	Feb. 16, 2022	Perpetual bond	4.30		155,626		155,626
Series 9-1	May. 12, 2022	Perpetual bond	4.68		478,829		478,829
Series 9-2	May. 12, 2022	Perpetual bond	4.97		19,906		19,906
Series 10-1	Aug. 26, 2022	Perpetual bond	4.90		407,936		407,936
Series 10-2	Aug. 26, 2022	Perpetual bond	5.15		70,819		70,819
Series 10-3	Aug. 26, 2022	Perpetual bond	5.30		19,944		19,944
Series 11-1	Feb. 3, 2023	Perpetual bond	4.90		548,681		548,681
Series 11-2	Feb. 3, 2023	Perpetual bond	5.03		49,871		49,871
Series 12	Feb. 28, 2024	Perpetual bond	4.39		399,060		399,084
Series 13	Jan. 22, 2025	Perpetual bond	4.00		404,028		—

				~~W~~	5,486,582	~~W~~	5,082,578

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

19.2 Hybrid Securities (cont’d)

The above hybrid securities are early redeemable by the Group after 5 or 7 or 10 years from the issuance date. On the other hand, hybrid securities of ~~W~~1,061,513 million issued by Kookmin Bank, hybrid securities of ~~W~~232,672 million issued by KB Securities Co., Ltd., hybrid securities of ~~W~~49,800 million issued by KB Life Insurance Co., Ltd., hybrid securities of ~~W~~249,150 million issued by KB Kookmin Card Co., Ltd. and hybrid securities of ~~W~~19,993 million issued by KB Real Estate Trust Co., Ltd. are recognized as non-controlling interests and are early redeemable after 5 years from the issuance date and on each interest payment date thereafter.

19.3 Capital Surplus

Details of capital surplus as of March 31, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	March 31, 2025		December 31, 2024
Paid-in capital in excess of par value	~~W~~	13,190,274	~~W~~	13,190,274
Losses on sales of treasury shares		(477,358)		(477,358)
Other capital surplus		3,890,260		3,933,818

	~~W~~	16,603,176	~~W~~	16,646,734

19.4 Accumulated Other Comprehensive Income

Details of accumulated other comprehensive income as of March 31, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	March 31, 2025		December 31, 2024
Remeasurements of net defined benefit liabilities	~~W~~	(254,247)	~~W~~	(247,241)
Currency translation differences		802,300		809,089
Losses on financial instruments at fair value through other comprehensive income		(562,424)		(1,518,990)
Share of other comprehensive loss of associates and joint ventures		(3,029)		(3,153)
Gains (Losses) on cash flow hedging instruments		139,841		108,318
Losses on hedging instruments of net investments in foreign operations		(312,585)		(316,109)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		(23,159)		(17,314)
Insurance finance income		(188,283)		1,682,322

	~~W~~	(401,586)	~~W~~	496,922

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

19.5 Retained Earnings

19.5.1 Details of retained earnings as of March 31, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	March 31, 2025		December 31, 2024
Legal reserves [1]	~~W~~	1,436,869	~~W~~	1,219,810
Voluntary reserves		982,000		982,000
Unappropriated retained earnings [2]		33,737,527		32,606,410

	~~W~~	36,156,396	~~W~~	34,808,220

[1]

With respect to the allocation of net profit earned in a fiscal term, the Parent Company must set aside in its legal reserve an amount equal to at least 10% of its profit after tax as reported in the financial statements, each time it pays dividends on its net profits earned until its legal reserve reaches the aggregate amount of its paid-in capital in accordance with Article 53 of the Financial Holding Company Act. This reserve is not available for the payment of cash dividends, but may be transferred to share capital, or used to reduce accumulated deficit.

[2]	The regulatory reserve for credit losses the Group appropriated in retained earnings is ~~W~~4,270,359 million and ~~W~~4,370,051 million as of March 31, 2025 and December 31, 2024, respectively.

19.5.2 Regulatory reserve for credit losses

Measurement and disclosure of regulatory reserve for credit losses are required in accordance with Articles 26 through 28 of Regulations on Supervision of Financial Holding Companies.

19.5.2.1 Details of regulatory reserve for credit losses as of March 31, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	March 31, 2025		December 31, 2024
Regulatory reserve for credit losses attributable to:
Shareholders of the Parent Company	~~W~~	4,270,359	~~W~~	4,370,051
Non-controlling interests		163,363		169,603

	~~W~~	4,433,722	~~W~~	4,539,654

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

19.5.2.2 Regulatory reserve for credit losses estimated to be appropriated and adjusted profit after provision of regulatory reserve for credit losses for the three-month periods ended March 31, 2025 and 2024, are as follows:

(In millions of Korean won, except for earnings per share)	2025		2024
Provision (reversal) of regulatory reserve for credit losses	~~W~~	(99,692)	~~W~~	(200,672)
Adjusted profit after provision of regulatory reserve for credit losses [1,2]		1,747,329		1,194,584
Adjusted basic earnings per share after provision of regulatory reserve for credit losses [1]		4,697		3,135
Adjusted diluted earnings per share after provision of regulatory reserve for credit losses [1]		4,649		3,083

[1]

Adjusted profit after provision of regulatory reserve for credit losses is not based on Korean IFRS. It is calculated by reflecting provision of regulatory reserve for credit losses before tax to the net profit attributable to shareholders of the Parent Company.

[2]	After deducting dividends on hybrid securities

19.6 Treasury Shares

Changes in treasury shares for the three-month periods ended March 31, 2025 and 2024, are as follows:

(In millions of Korean won and in number of shares)

	2025
	Beginning		Acquisition		Ending
Number of treasury shares *		19,927,704		5,695,509		25,623,213
Carrying amount	~~W~~	1,236,060	~~W~~	464,114	~~W~~	1,700,174

(In millions of Korean won and in number of shares)

	2024
	Beginning		Acquisition		Disposal		Ending
Number of treasury shares *		24,847,247		900,000		(5,000,000)		20,747,247
Carrying amount	~~W~~	1,165,837	~~W~~	65,537	~~W~~	(234,600)	~~W~~	996,774

*	5 million treasury shares deposited at the Korea Securities Depository for the exchange of exchangeable bonds was all disposed of on February 14, 2024 through the exercise of exchange rights.

In accordance with the resolution of the Board of Directors on July 23, 2024, the Group plans to acquire shares worth ~~W~~400,000 million of treasury shares through a trust contract by March 4, 2025, and plans to retire the shares on May 15, 2025. Additionally in accordance with the resolution of the Board of Directors on October 24, 2024, the Group plans to acquire shares worth ~~W~~100,000 million of treasury shares through a trust contract by April 30, 2025, and plans to retire the shares on May 15, 2025.

Also, in accordance with the resolution of the Board of Directors on February 5, 2025, the Group plans to acquire shares worth ~~W~~520,000 million of treasury shares on the Stock Exchange by April 14, 2025, and plans to retire the shares on May 15, 2025.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

20. Net Interest Income

Details of interest income, interest expense, and net interest income for the three-month periods ended March 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025		2024
Interest income
Due from financial institutions measured at fair value through profit or loss	~~W~~	601	~~W~~	913
Securities measured at fair value through profit or loss		347,927		372,264
Loans measured at fair value through profit or loss		13,527		3,576
Securities measured at fair value through other comprehensive income		704,050		623,512
Loans measured at fair value through other comprehensive income		16,911		13,125
Due from financial institutions measured at amortized cost		93,580		93,475
Securities measured at amortized cost		281,090		307,929
Loans measured at amortized cost		5,823,805		6,039,993
Insurance finance income		10,090		7,943
Others		163,360		150,843

		7,454,941		7,613,573

Interest expense
Deposits		2,432,250		2,631,776
Borrowings		569,513		645,113
Debentures		671,526		616,766
Insurance finance expense		382,142		377,162
Others		137,345		172,871

		4,192,776		4,443,688

Net interest income	~~W~~	3,262,165	~~W~~	3,169,885

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

21.	Net Fee and Commission Income

Details of fee and commission income, fee and commission expense, and net fee and commission income for the three-month periods ended March 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025		2024
Fee and commission income
Banking activity fees	~~W~~	48,014	~~W~~	47,463
Lending activity fees		26,959		28,193
Credit card and debit card related fees		397,776		418,739
Agent activity fees		59,219		55,992
Trust and other fiduciary fees		69,271		72,437
Fund management related fees		33,045		30,539
Acceptances and guarantees fees		24,769		22,254
Foreign currency related fees		101,015		81,175
Securities agency fees		33,689		28,843
Other business account commission on consignment		12,330		14,582
Commissions received on securities business		156,229		174,464
Lease fees		272,744		288,083
Others		95,173		133,536

		1,330,233		1,396,300

Fee and commission expense
Trading activity related fees *		10,909		12,824
Lending activity fees		10,445		9,092
Credit card and debit card related fees		195,629		204,629
Outsourcing related fees		30,160		33,464
Foreign currency related fees		33,821		25,333
Others		115,221		120,865

		396,185		406,207

Net fee and commission income	~~W~~	934,048	~~W~~	990,093

*	Fees from financial instruments at fair value through profit or loss

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

22. Net Gains or Losses on Financial Instruments at Fair Value through Profit or Loss

22.1 Net Gains or Losses on Financial Instruments at Fair Value through Profit or Loss

Net gains or losses on financial instruments at fair value through profit or loss include dividend income, gains or losses arising from changes in fair value, and gains or losses arising from sales and redemptions. Details of net gains or losses on financial instruments at fair value through profit or loss for the three-month periods ended March 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025		2024
Gains on financial instruments at fair value through profit or loss
Financial assets at fair value through profit or loss:
Debt securities	~~W~~	1,235,175	~~W~~	872,699
Equity securities		269,844		282,413

		1,505,019		1,155,112

Derivatives held for trading:
Interest rate		1,581,330		2,346,403
Currency		2,158,046		5,437,728
Stock or stock index		514,227		514,218
Credit		28,342		17,759
Commodity		45,484		10,864
Others		54,765		23,779

		4,382,194		8,350,751

Financial liabilities at fair value through profit or loss		69,682		93,805
Other financial instruments		2,420		1,843

		5,959,315		9,601,511

Losses on financial instruments at fair value through profit or loss
Financial assets at fair value through profit or loss:
Debt securities		399,159		609,137
Equity securities		152,800		132,773

		551,959		741,910

Derivatives held for trading:
Interest rate		1,846,624		2,045,669
Currency		2,073,002		5,738,349
Stock or stock index		581,893		626,449
Credit		27,012		18,132
Commodity		42,104		13,700
Others		14,230		65,165

		4,584,865		8,507,464

Financial liabilities at fair value through profit or loss		110,378		112,942
Other financial instruments		2,478		1,823

		5,249,680		9,364,139

Net gains (losses) on financial instruments at fair value through profit or loss	~~W~~	709,635	~~W~~	237,372

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

22.2 Net Gains or Losses on Financial Instruments Designated at Fair Value through Profit or Loss

Net gains or losses on financial instruments designated at fair value through profit or loss include gains or losses arising from changes in fair value, and gains or losses arising from sales and redemptions. Details of net gains or losses on financial instruments designated at fair value through profit or loss for the three-month periods ended March 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025		2024
Gains on financial instruments designated at fair value through profit or loss
Financial liabilities designated at fair value through profit or loss	~~W~~	42,288	~~W~~	140,797

		42,288		140,797

Losses on financial instruments designated at fair value through profit or loss
Financial liabilities designated at fair value through profit or loss		205,705		129,036

		205,705		129,036

Net gains (losses) on financial instruments designated at fair value through profit or loss	~~W~~	(163,417)	~~W~~	11,761

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

23.	Net Other Operating Income and Expenses

Details of other operating income and expenses for the three-month periods ended March 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025		2024
Other operating income
Gains on financial instruments at fair value through other comprehensive income:
Gains on redemption of financial instruments at fair value through other comprehensive income	~~W~~	201	~~W~~	971
Gains on disposal of financial instruments at fair value through other comprehensive income		122,658		46,328

		122,859		47,299

Gains on financial assets at amortized cost:
Gains on sale of loans measured at amortized cost		53,473		55,059
Gains on disposal of securities measured at amortized cost		278		96

		53,751		55,155

Gains on hedge accounting		89,948		151,435
Gains on foreign exchange transactions		1,316,902		1,393,777
Dividend income		51,500		29,791
Others		193,270		157,885

		1,828,230		1,835,342

Other operating expenses
Losses on financial instruments at fair value through other comprehensive income:
Losses on redemption of financial instruments at fair value through other comprehensive income		195		31
Losses on disposal of financial instruments at fair value through other comprehensive income		24,978		33,843

		25,173		33,874

Losses on financial assets at amortized cost:
Losses on sale of loans measured at amortized cost		43,393		2,378

		43,393		2,378

Losses on hedge accounting		114,842		124,997
Losses on foreign exchange transactions		1,311,206		1,218,048
Deposit insurance fee		152,858		144,527
Credit guarantee fund fee		96,964		82,705
Depreciation expenses of operating lease assets		167,329		178,440
Others		402,889		455,083

		2,314,654		2,240,052

Net other operating expenses	~~W~~	(486,424)	~~W~~	(404,710)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

24.	General and Administrative Expenses

24.1 Details of general and administrative expenses for the three-month periods ended March 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025		2024
Expenses related to employee
Employee benefits - salaries	~~W~~	696,571	~~W~~	653,623
Employee benefits - others		223,333		248,842
Post-employment benefits - defined benefit plans		43,915		46,391
Post-employment benefits - defined contribution plans		9,372		9,057
Termination benefits		2,035		2,269
Share-based payments		(5,909)		59,901

		969,317		1,020,083

Depreciation and amortization		223,912		216,882

Other general and administrative expenses
Rental expense		25,394		21,212
Tax and dues		86,453		76,783
Communication		10,742		11,212
Electricity and utilities		12,968		12,628
Publication		1,376		1,726
Repairs and maintenance		9,151		9,234
Vehicle		4,576		4,263
Travel		3,234		4,140
Training		9,752		8,721
Service fees		53,317		54,001
Electronic data processing expenses		96,551		88,265
Advertising		34,184		35,318
Others		64,638		63,768

		412,336		391,271

	~~W~~	1,605,565	~~W~~	1,628,236

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

24.2 Share-based Payments

24.2.1 Stock grants

The Group changed the scheme of share-based payments awarded to executives and employees from stock options to stock grants in November 2007. The stock grants award program is an incentive plan that sets, on grant date, the maximum number of shares that can be awarded. Actual shares to be granted is determined in accordance with achievement of pre-set performance targets over the vesting period.

24.2.1.1 Details of stock grants linked to long-term performance as of March 31, 2025, are as follows:

(In number of shares)	Grant date	Number of granted shares [1]	Vesting conditions [2]
KB Financial Group Inc.
Series 38	Nov. 21, 2023	55,547	Services fulfillment, market performance [3] 35%, and non-market performance [5] 65%
Series 39	Jan. 1, 2024	45,261	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 40	Feb. 1, 2024	511	Services fulfillment, market performance [3] 30%, and non-market performance [4] 70%
Series 41	Apr. 6, 2024	6,270	Services fulfillment, market performance [3] 30%, and non-market performance [4] 70%
Series 43	Jan. 1, 2025	31,893	Services fulfillment, market performance [3] 30%, and non-market performance [4] 70%
Deferred grant in 2015		1,063	Satisfied
Deferred grant in 2020		40	Satisfied
Deferred grant in 2022		13,239	Satisfied
Deferred grant in 2023		59,942	Satisfied
Deferred grant in 2024		25,541	Satisfied

		239,307

Kookmin Bank
Series 96	Jan. 1, 2024	214,795	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100% Services fulfillment, market performance [3] 30%, and EPS, Asset Quality [6] 70%
Series 97	Feb. 1, 2024	2,045	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 98	Apr. 22, 2024	2,959	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 99	Jul. 5, 2024	4,926	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 101	Aug. 24, 2024	4,453	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 102	Jan. 1, 2025	187,943	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100% Services fulfillment, market performance [3] 30%, and EPS, Asset Quality [6] 70%
Deferred grant in 2022		29,628	Satisfied
Deferred grant in 2023		143,930	Satisfied
Deferred grant in 2024		124,289	Satisfied

		714,968

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

24.2.1.1 Details of stock grants linked to long-term performance as of March 31, 2025, are as follows: (cont’d)

(In number of shares)	Grant date	Number of granted shares [1]	Vesting conditions [2]
Other subsidiaries
Stock granted in 2012		160
Stock granted in 2013		219
Stock granted in 2014		1,028
Stock granted in 2015		1,155
Stock granted in 2017		3,955
Stock granted in 2018		11,044
Stock granted in 2019		13,255	Services fulfillment, market performance [3] 0~50%, and non-market performance [4] 50~100%
Stock granted in 2020		25,783
Stock granted in 2021		19,104
Stock granted in 2022		80,443
Stock granted in 2023		120,170
Stock granted in 2024		424,501
Stock granted in 2025		173,123

		873,940

		1,828,215

[1]

Granted shares represent the total number of shares initially granted to executives and employees who have residual shares as of December 31, 2024 (Deferred grants are residual shares vested as of December 31, 2024).

[2]

Executives and employees were given the right of choice about the timing of the deferred payment (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted shares is deferred for up to five years after the date of retirement after the deferred grant was confirmed.

[3]

Relative TSR (Total Shareholder Return): [(Fair value at the end of the contract—Fair value at the beginning of the contract) + (Total amount of dividend per share paid during the contract period)] / Fair value at the beginning of the contract

[4]	Performance results of company and employee
[5]	EPS (Earnings Per Share), Asset Quality, HCROI (Human Capital Return On Investment), Non-bank segment profit
[6]	EPS, Asset Quality

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

24.2.1.2 Details of stock grants linked to short-term performance as of March 31, 2025, are as follows:

(In number of shares)	Estimated number of vested shares *	Vesting conditions
KB Financial Group Inc.
Stock granted in 2015	541	Satisfied
Stock granted in 2016	1,558	Satisfied
Stock granted in 2020	78	Satisfied
Stock granted in 2022	14,653	Satisfied
Stock granted in 2023	27,960	Satisfied
Stock granted in 2024	23,462	Satisfied
Stock granted in 2025	6,015	Proportional to service period
Kookmin Bank
Stock granted in 2021	9,751	Satisfied
Stock granted in 2022	70,221	Satisfied
Stock granted in 2023	136,414	Satisfied
Stock granted in 2024	72,838	Satisfied
Stock granted in 2025	23,915	Proportional to service period
Other subsidiaries
Stock granted in 2015	1,289	Satisfied
Stock granted in 2016	7,290	Satisfied
Stock granted in 2017	20,121	Satisfied
Stock granted in 2018	51,583	Satisfied
Stock granted in 2019	41,130	Satisfied
Stock granted in 2020	50,103	Satisfied
Stock granted in 2021	98,332	Satisfied
Stock granted in 2022	234,765	Satisfied
Stock granted in 2023	420,066	Satisfied
Stock granted in 2024	430,313	Satisfied
Stock granted in 2025	42,484	Proportional to service period

	1,784,882

*

Executives and employees were given the right of choice about the timing of the deferred payment (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted shares is deferred for up to five years after the date of retirement after the deferred grant was confirmed.

24.2.1.3 The accrued expenses for share-based payments related to stock grants are ~~W~~213,202 million and ~~W~~295,867 million as of March 31, 2025 and December 31, 2024, respectively, and the compensation costs amounting to ~~W~~5,444 million and ~~W~~67,878 million were recognized for the three-month periods ended March 31, 2025 and 2024, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

24.2.2 Mileage stock

24.2.2.1 Details of mileage stock as of March 31, 2025, are as follows:

(In number of shares)

Grant date	Number of granted shares [1]	Expected exercise period (years) [2]	Remaining shares
Stock granted in 2020
May. 12, 2020	46	0.00~0.11	10,037
Jun. 30, 2020	206	0.00~0.25	25
Aug. 26, 2020	40	0.00~0.40	118
Oct. 29, 2020	160	0.00~0.58	16
Nov. 6, 2020	45	0.00~0.60	80
Nov. 30, 2020	35	0.00~0.67	35
Dec. 2, 2020	57	0.00~0.67	26
Dec. 4, 2020	49	0.00~0.68	22
Dec. 30, 2020	88	0.00~0.75	25
Stock granted in 2021
Jan. 15, 2021	28,156	0.00~0.79	9,201
Apr. 5, 2021	89	0.00~1.01	53
Jul. 1, 2021	54	0.00~1.25	18
Jul. 2, 2021	11	0.00~1.25	11
Jul. 27, 2021	70	0.00~1.32	25
Nov. 1, 2021	71	0.00~1.59	53
Nov. 16, 2021	53	0.00~1.63	13
Dec. 3, 2021	91	0.00~1.67	39
Dec. 6, 2021	87	0.00~1.68	26
Dec. 30, 2021	76	0.00~1.75	38
Stock granted in 2022
Jan. 14, 2022	20,909	0.00~1.79	9,734
Apr. 4, 2022	65	0.00~2.01	33
Apr. 19, 2022	33	0.00~2.05	20
Aug. 3, 2022	62	0.00~2.34	6
Aug. 9, 2022	80	0.00~2.36	17
Oct. 19, 2022	55	0.00~2.55	5
Nov. 1, 2022	177	0.00~2.59	81
Dec. 1, 2022	49	0.00~2.67	48
Dec. 6, 2022	88	0.00~2.68	8
Dec. 12, 2022	114	0.00~2.70	48
Dec. 15, 2022	42	0.00~2.71	28
Dec. 30, 2022	114	0.00~2.75	25

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

24.2.2.1 Details of mileage stock as of March 31, 2025, are as follows: (cont’d)

(In number of shares)

Grant date	Number of granted shares [1]	Expected exercise period (years) [2]	Remaining shares
Stock granted in 2023
Jan. 9, 2023	23,071	0.00~2.78	8,800
Jan. 14, 2023	742	0.00~2.79	313
Mar. 7, 2023	58	0.00~2.93	29
Mar. 27, 2023	58	0.00~2.99	54
Mar. 31, 2023	97	0.00~3.00	39
May 4, 2023	105	0.00~3.09	56
Jul. 3, 2023	63	0.00~3.25	21
Jul. 26, 2023	38	0.00~3.32	31
Jul. 31, 2023	220	0.00~3.33	85
Oct. 20, 2023	80	0.00~3.55	59
Nov. 1, 2023	78	0.00~3.59	58
Dec. 1, 2023	49	0.00~3.67	36
Dec. 13, 2023	115	0.00~3.70	57
Dec. 14, 2023	57	0.00~3.70	57
Dec. 27, 2023	19	0.00~3.74	19
Dec. 28, 2023	162	0.00~3.74	103
Dec. 29, 2023	95	0.00~3.75	76
Stock granted in 2024
Jan. 13, 2024	17,523	0.00~3.79	13,182
Jan. 31, 2024	297	0.00~3.84	251
Apr. 1, 2024	89	0.00~4.00	87
Jul. 1, 2024	38	0.00~4.25	38
Aug. 1, 2024	141	0.00~4.34	141
Sep. 2, 2024	14	0.00~4.42	11
Nov. 1, 2024	55	0.00~4.59	55
Dec. 4, 2024	26	0.00~4.68	26
Dec. 19, 2024	88	0.00~4.72	88
Dec. 30, 2024	73	0.00~4.75	73
Stock granted in 2025
Jan. 8, 2025	11,977	1.00~4.78	11,410
Feb. 19, 2025	162	2.00~4.89	162

	106,862		55,272

[1]

Mileage stock is exercisable for four years after one year from the grant date at the closing price of the end of the previous month. However, mileage stock can be exercised at the closing price of the end of the previous month on the date of occurrence of retirement or transfer despite a one-year grace period.

[2]	Assessed based on the stock price as of March 31, 2025. These shares are vested immediately at grant date.

24.2.2.2 The accrued expenses for share-based payments related to mileage stock are ~~W~~4,366 million and ~~W~~5,067 million as of March 31, 2025 and December 31, 2024, respectively. The compensation costs amounting to ~~W~~821 million and ~~W~~2,162 million were recognized as expenses for the three-month periods ended March 31, 2025 and 2024, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

25.	Income Tax Expense

25.1 Details of income tax expense for the three-month periods ended March 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025		2024
Income tax payable
Current income tax expense	~~W~~	295,729	~~W~~	268,134
Adjustments of prior years’ income tax recognized in current tax		338,727		245,459

		(42,998)		22,675

Changes in deferred income tax assets and liabilities *		(13,004)		(230,985)

Income tax recognized directly in equity and others
Remeasurements of net defined benefit liabilities		2,462		(3,105)
Currency translation differences		601		(10,202)
Net gains or losses on financial assets at fair value through other comprehensive income		(339,351)		235,484
Share of other comprehensive income or loss of associates and joint ventures		(44)		51
Gains or losses on cash flow hedging instruments		(11,261)		(4,655)
Gains or losses on hedging instruments of net investments in foreign operations		(1,266)		18,367
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		2,096		3,172
Insurance finance income		670,978		51,198

Others		544		14,073

Income tax expense	~~W~~	607,484	~~W~~	341,532

26. Dividends

The annual dividends to the shareholders of the Parent Company for the year ended December 31, 2024 amounting to ~~W~~298,285 million (~~W~~804 per share) were declared at the annual general shareholders’ meeting on March 26, 2025. The financial statements as of March 31, 2025 reflect this dividend payable. Meanwhile, the annual dividends to the shareholders of the Parent Company for the year ended December 31, 2023 and quarterly dividend paid in 2024 were ~~W~~587,006 million (~~W~~1,530 per share) and ~~W~~899,972 million, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

27. Accumulated Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss) for the three-month periods ended March 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025
	Beginning		Changes except for reclassification		Reclassification to profit or loss		Transfer within equity		Tax effect		Ending
Remeasurements of net defined benefit liabilities	~~W~~	(247,241)	~~W~~	(9,468)	~~W~~	—	~~W~~	—	~~W~~	2,462	~~W~~	(254,247)
Currency translation differences		809,089		(7,390)		—		—		601		802,300
Losses on financial instruments at fair value through other comprehensive income		(1,518,990)		1,385,053		(90,734)		1,598		(339,351)		(562,424)
Share of other comprehensive loss of associates and joint ventures		(3,153)		168		—		—		(44)		(3,029)
Gains (losses) on cash flow hedging instruments		108,318		42,112		672		—		(11,261)		139,841
Losses on hedging instruments of net investments in foreign operations		(316,109)		4,790		—		—		(1,266)		(312,585)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		(17,314)		(7,941)		—		—		2,096		(23,159)
Finance gains or losses on insurance contract assets (liabilities)		1,682,322		(2,541,583)		—		—		670,978		(188,283)

	~~W~~	496,922	~~W~~	(1,134,259)	~~W~~	(90,062)	~~W~~	1,598	~~W~~	324,215	~~W~~	(401,586)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

27.	Accumulated Other Comprehensive Income (Loss) (cont’d)

Changes in accumulated other comprehensive income (loss) for the three-month periods ended March 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2024
	Beginning		Changes except for reclassification		Reclassification to profit or loss		Transfer within equity		Tax effect		Ending
Remeasurements of net defined benefit liabilities	~~W~~	(161,295)	~~W~~	11,856	~~W~~	—	~~W~~	—	~~W~~	(3,105)	~~W~~	(152,544)
Currency translation differences		261,752		165,241		—		—		(10,202)		416,791
Losses on financial instruments at fair value through other comprehensive income		(2,735,499)		(886,066)		(20,587)		5,586		235,484		(3,401,082)
Share of other comprehensive loss of associates and joint ventures		(3,318)		(193)		—		—		51		(3,460)
Gains (losses) on cash flow hedging instruments		73,555		31,166		(63,308)		—		(4,655)		36,758
Losses on hedging instruments of net investments in foreign operations		(129,401)		(69,570)		—		—		18,367		(180,604)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		(11,800)		(12,015)		—		—		3,172		(20,643)
Finance gains or losses on insurance contract assets (liabilities)		4,858,650		(193,931)		—		—		51,198		4,715,917

	~~W~~	2,152,644	~~W~~	(953,512)	~~W~~	(83,895)	~~W~~	5,586	~~W~~	290,310	~~W~~	1,411,133

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

28. Earnings per Share

28.1 Basic Earnings per Share

Basic earnings per share is calculated by dividing profit attributable to ordinary equity holders of the Parent Company by the weighted average number of ordinary shares outstanding.

28.1.1 Weighted average number of ordinary shares outstanding

(In number of shares)	2025	2024
	Number of shares	Number of shares
Number of issued ordinary shares	393,528,423	403,511,072
Number of treasury shares *	(25,623,213)	(20,747,247)

Average number of ordinary shares outstanding	372,004,102	381,106,133

*	Initial date of treasury stock that was deducted by retirement is April 4, 2023.

28.1.2 Basic earnings per share

(In Korean won and in number of shares)	2025		2024
Profit attributable to shareholders of the Parent Company	~~W~~	1,697,271,404,308	~~W~~	1,041,982,235,562
Deduction: Dividends on hybrid securities		(49,634,075,000)		(48,070,325,000)

Profit attributable to ordinary equity holders of the Parent Company (A)		1,647,637,329,308		993,911,910,562
Weighted average number of ordinary shares outstanding (B)		372,004,102		381,106,133
Basic earnings per share (A/B)	~~W~~	4,429	~~W~~	2,608

28.2 Diluted Earnings per Share

Diluted earnings per share is calculated through increasing the weighted average number of ordinary shares outstanding by the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares. The Group has dilutive potential ordinary shares such as stock grants and ordinary share exchange right of exchangeable bonds.

A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price during the period) based on the monetary value of stock grants. The number of shares calculated above is compared with the number of shares that would have been issued assuming the settlement of stock grants.

Exchangeable bonds are included in potential ordinary shares from the exercisable date of the exchange right, and interest expense after tax for the period is added to profit for diluted earnings per share.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

28.2.1 Adjusted profit for diluted earnings per share

(In Korean won)	2025		2024
Profit attributable to ordinary equity holders of the Parent Company *	~~W~~	1,647,637,329,308	~~W~~	993,911,910,562
Adjustment:
Interest expense on exchangeable bonds		—		306,631,690

Adjusted profit for diluted earnings per share	~~W~~	1,647,637,329,308	~~W~~	994,218,542,252

*	The amount is after deducting dividends on hybrid securities.

28.2.2 Weighted average number of ordinary shares outstanding for diluted earnings per share

(In number of shares)	2025		2024
Weighted average number of ordinary shares outstanding	~~W~~	372,004,102	~~W~~	381,106,133
Adjustment:
Stock grants		3,835,255		4,036,449
Exchangeable bonds		—		2,417,582

Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share	~~W~~	375,839,357	~~W~~	387,560,164

28.2.3 Diluted earnings per share

(In Korean won and in number of shares)	2025		2024
Adjusted profit for diluted earnings per share	~~W~~	1,647,637,329,308	~~W~~	994,218,542,252
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share		375,839,357		387,560,164

Diluted earnings per share	~~W~~	4,384	~~W~~	2,565

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

29. Insurance Contracts

29.1 Insurance Contracts Assets and Liabilities

29.1.1 Details of insurance contract assets and insurance contract liabilities as of March 31, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)

	March 31, 2025
	Life insurance										Non-life insurance
	Death		Health		Pension		Variables		Compound		Long-term		General		Automobile		Overseas
Insurance contract assets	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	292,550	~~W~~	8,664	~~W~~	—	~~W~~	—
Insurance contract liabilities		15,764,378		644,573		7,863,898		6,749,135		—		24,387,265		1,495,483		2,142,507		195,986

Net insurance contract liabilities	~~W~~	15,764,378	~~W~~	644,573	~~W~~	7,863,898	~~W~~	6,749,135	~~W~~	—	~~W~~	24,094,715	~~W~~	1,486,819	~~W~~	2,142,507	~~W~~	195,986

Reinsurance contract assets	~~W~~	480	~~W~~	403	~~W~~	—	~~W~~	—	~~W~~	6,458	~~W~~	510,930	~~W~~	916,668	~~W~~	6,736	~~W~~	161,941
Reinsurance contract liabilities		17,415		17,167		—		—		35		162		29,841		—		—

Net reinsurance contract assets (liabilities)	~~W~~	(16,935)	~~W~~	(16,764)	~~W~~	—	~~W~~	—	~~W~~	6,423	~~W~~	510,768	~~W~~	886,827	~~W~~	6,736	~~W~~	161,941

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

29.1.1 Details of insurance contract assets and insurance contract liabilities as of March 31, 2025 and December 31, 2024, are as follows: (cont’d)

(In millions of Korean won)

	December 31, 2024
	Life insurance										Non-life insurance
	Death		Health		Pension		Variables		Compound		Long-term		General		Automobile		Overseas
Insurance contract assets	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	265,762	~~W~~	10,429	~~W~~	—	~~W~~	—
Insurance contract liabilities		14,687,315		579,725		7,431,564		6,644,117		—		22,838,534		1,327,191		2,145,366		209,889

Net insurance contract liabilities	~~W~~	14,687,315	~~W~~	579,725	~~W~~	7,431,564	~~W~~	6,644,117	~~W~~	—	~~W~~	22,572,772	~~W~~	1,316,762	~~W~~	2,145,366	~~W~~	209,889

Reinsurance contract assets	~~W~~	81	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	2,442	~~W~~	492,051	~~W~~	831,272	~~W~~	6,953	~~W~~	164,348
Reinsurance contract liabilities		18,022		16,265		—		—		—		122		21,857		—		—

Net reinsurance contract assets (liabilities)	~~W~~	(17,941)	~~W~~	(16,265)	~~W~~	—	~~W~~	—	~~W~~	2,442	~~W~~	491,929	~~W~~	809,415	~~W~~	6,953	~~W~~	164,348

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

29.2 Details of insurance service results for the three-month periods ended March 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025
	Life insurance										Non-life insurance								Total
	Death		Health		Pension		Variables		Compound		Long-term		General		Automobile		Overseas
Insurance revenue:
Insurance contracts not applying the premium allocation approach:
Expected insurance claims and expenses	~~W~~	65,409	~~W~~	8,725	~~W~~	14,922	~~W~~	22,762	~~W~~	—	~~W~~	1,223,000	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1,334,818
Changes in risk adjustment due to release of risk		4,459		677		2,138		1,792		—		49,893		—		—		—		58,959
Changes in contractual service margin recognized in profit or loss for the services provided		68,197		4,287		15,265		23,455		—		213,214		—		—		—		324,418
Recovery of insurance acquisition cash flows		7,821		986		7,358		2,786		—		62,841		—		—		—		81,792
Other insurance revenues		(114)		(91)		(76)		(162)		—		—		—		—		—		(443)

	~~W~~	145,772	~~W~~	14,584	~~W~~	39,607	~~W~~	50,633	~~W~~	—	~~W~~	1,548,948	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1,799,544

Insurance revenue for insurance contracts applying the premium allocation approach		—		—		—		—		—		—		329,841		695,054		10,629		1,035,524

Total insurance revenue	~~W~~	145,772	~~W~~	14,584	~~W~~	39,607	~~W~~	50,633	~~W~~	—	~~W~~	1,548,948	~~W~~	329,841	~~W~~	695,054	~~W~~	10,629	~~W~~	2,835,068

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

29.2 Details of insurance service results for the three-month periods ended March 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)	2025
	Life insurance										Non-life insurance								Total
	Death		Health		Pension		Variables		Compound		Long-term		General		Automobile		Overseas
Insurance service expenses:
Incurred claims and expenses	~~W~~	(35,572)	~~W~~	(7,224)	~~W~~	(10,896)	~~W~~	(18,322)	~~W~~	—	~~W~~	(1,248,029)	~~W~~	(224,055)	~~W~~	(597,212)	~~W~~	(9,837)	~~W~~	(2,151,147)
Amortization of insurance acquisition cash flows		(7,821)		(986)		(7,358)		(2,786)		—		(73,334)		(38,528)		(77,154)		(940)		(208,907)
Changes in fulfilment cash flows relating to incurred claims		(12,066)		(2,555)		(222)		(3,207)		—		30,007		(116,037)		(13,093)		—		(117,173)
Losses on onerous contracts and reversals		(678)		(157)		(4,883)		554		—		13,959		1,543		—		—		10,338
Other insurance service expenses		(479)		132		3,925		(888)		—		—		—		—		—		2,690

Insurance service expenses for insurance contracts not applying the premium allocation approach		(56,616)		(10,790)		(19,434)		(24,649)		—		(1,277,397)		—		—		—		(1,388,886)
Insurance service expenses for insurance contracts applying the premium allocation approach		—		—		—		—		—		—		(377,077)		(687,459)		(10,777)		(1,075,313)

Total insurance service expenses	~~W~~	(56,616)	~~W~~	(10,790)	~~W~~	(19,434)	~~W~~	(24,649)	~~W~~	—	~~W~~	(1,277,397)	~~W~~	(377,077)	~~W~~	(687,459)	~~W~~	(10,777)	~~W~~	(2,464,199)

Reinsurance income:
Recovery of incurred reinsurance claims and expenses		206		449		—		—		611		45,545		74,831		18		14,818		136,478
Changes in fulfilment cash flows relating to incurred claims		2,583		171		—		—		211		4,738		131,717		413		—		139,833
Recognition and reversal of loss-recovery component		94		88		—		—		239		(3,827)		(162)		—		—		(3,568)

Reinsurance income for reinsurance contracts not applying the premium allocation approach		2,883		708		—		—		1,061		45,146		—		—		—		49,798
Reinsurance income for reinsurance contracts applying the premium allocation approach		—		—		—		—		—		1,310		206,386		431		14,818		222,945

Total reinsurance income	~~W~~	2,883	~~W~~	708	~~W~~	—	~~W~~	—	~~W~~	1,061	~~W~~	46,456	~~W~~	206,386	~~W~~	431	~~W~~	14,818	~~W~~	272,743

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

29.2 Details of insurance service results for the three-month periods ended March 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)	2025
	Life insurance										Non-life insurance								Total
	Death		Health		Pension		Variables		Compound		Long-term		General		Automobile		Overseas
Reinsurance expense:
Reinsurance contracts not applying the premium allocation approach:
Expected recovery of incurred claims and expenses	~~W~~	(358)	~~W~~	(529)	~~W~~	—	~~W~~	—	~~W~~	(659)	~~W~~	(38,791)	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	(40,337)
Changes in risk adjustment due to release of risk		(50)		(40)		—		—		(41)		(2,196)		—		—		—		(2,327)
Contractual service margin recognized in profit or loss for the services received		(415)		(194)		—		—		(589)		110		—		—		—		(1,088)
Experience adjustments on reinsurance premiums for current and past service		661		804		—		—		260		(5,642)		—		—		—		(3,917)

Other reinsurance expenses		9		5		—		—		6		—		—		—		—		20

	~~W~~	(153)	~~W~~	46	~~W~~	—	~~W~~	—	~~W~~	(1,023)	~~W~~	(46,519)	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	(47,649)

Reinsurance expenses for reinsurance contracts applying the premium allocation approach		—		—		—		—		—		(398)		(140,153)		(1,425)		(16,234)		(158,210)

Total reinsurance expense		(153)		46		—		—		(1,023)		(46,917)		(140,153)		(1,425)		(16,234)		(205,859)

Total insurance service result	~~W~~	91,886	~~W~~	4,548	~~W~~	20,173	~~W~~	25,984	~~W~~	38	~~W~~	271,090	~~W~~	18,997	~~W~~	6,601	~~W~~	(1,564)	~~W~~	437,753

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

29.2 Details of insurance service results for the three-month periods ended March 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)	2024
	Life insurance										Non-life insurance
	Death		Health		Pension		Variables		Compound		Long-term		General		Automobile		Overseas		Total
Insurance revenue:
Insurance contracts not applying the premium allocation approach:
Expected insurance claims and expenses	~~W~~	65,874	~~W~~	8,752	~~W~~	10,085	~~W~~	22,670	~~W~~	—	~~W~~	1,114,813	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1,222,194
Changes in risk adjustment due to release of risk		4,643		691		1,622		1,347		—		42,062		—		—		—		50,365
Contractual service margin recognized in profit or loss for the services provided		67,584		4,740		11,692		27,364		—		215,162		—		—		—		326,542
Recovery of insurance acquisition cash flows		7,092		811		3,970		2,657		—		49,665		—		—		—		64,195
Other insurance revenues		(836)		(140)		(329)		(122)		—		—		—		—		—		(1,427)

	~~W~~	144,357	~~W~~	14,854	~~W~~	27,040	~~W~~	53,916	~~W~~	—	~~W~~	1,421,702	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1,661,869

Insurance revenue for insurance contracts applying the premium allocation approach		—		—		—		—		—		—		326,395		695,844		10,548		1,032,787

Total insurance revenue	~~W~~	144,357	~~W~~	14,854	~~W~~	27,040	~~W~~	53,916	~~W~~	—	~~W~~	1,421,702	~~W~~	326,395	~~W~~	695,844	~~W~~	10,548	~~W~~	2,694,656

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

29.2 Details of insurance service results for the three-month periods ended March 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)	2024
	Life insurance										Non-life insurance
	Death		Health		Pension		Variables		Compound		Long-term		General		Automobile		Overseas		Total
Insurance service expenses:
Incurred claims and expenses	~~W~~	(39,119)	~~W~~	(7,312)	~~W~~	(7,782)	~~W~~	(19,878)	~~W~~	—	~~W~~	(1,110,357)	~~W~~	(206,400)	~~W~~	(586,771)	~~W~~	(5,574)	~~W~~	(1,983,193)
Amortization of insurance acquisition cash flows		(7,092)		(811)		(3,970)		(2,657)		—		(46,668)		(34,629)		(79,163)		(623)		(175,613)
Changes in fulfilment cash flows relating to incurred claims		(10,288)		(1,489)		(1,735)		(2,530)		—		146,669		74,617		(11,892)		—		193,352
Losses on onerous contracts and reversals		665		5,421		(599)		6,159		—		(17,820)		(289)		—		—		(6,463)
Other insurance service expenses		(1,019)		(179)		(1,945)		(523)		—		—		—		—		—		(3,666)

Insurance service expenses for insurance contracts not applying the premium allocation approach		(56,853)		(4,370)		(16,031)		(19,429)		—		(1,028,176)		—		—		—		(1,124,859)
Insurance service expenses for insurance contracts applying the premium allocation approach		—		—		—		—		—		—		(166,701)		(677,826)		(6,197)		(850,724)

Total insurance service expenses	~~W~~	(56,853)	~~W~~	(4,370)	~~W~~	(16,031)	~~W~~	(19,429)	~~W~~	—	~~W~~	(1,028,176)	~~W~~	(166,701)	~~W~~	(677,826)	~~W~~	(6,197)	~~W~~	(1,975,583)

Reinsurance income:
Recovery of incurred reinsurance claims and expenses		402		309		—		—		561		22,243		71,811		21		15,050		110,397
Changes in fulfilment cash flows relating to incurred claims		304		111		—		—		864		(19,277)		(57,657)		987		—		(74,668)
Recognition and reversal of loss-recovery component		96		(73)		—		—		(1,420)		3,493		259		—		—		2,355

Reinsurance income for reinsurance contracts not applying the premium allocation approach		802		347		—		—		5		6,375		—		—		—		7,529
Reinsurance income for reinsurance contracts applying the premium allocation approach		—		—		—		—		—		84		14,413		1,008		15,050		30,555

Total reinsurance income	~~W~~	802	~~W~~	347	~~W~~	—	~~W~~	—	~~W~~	5	~~W~~	6,459	~~W~~	14,413	~~W~~	1,008	~~W~~	15,050	~~W~~	38,084

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

29.2 Details of insurance service results for the three-month periods ended March 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)	2024
	Life insurance										Non-life insurance
	Death		Health		Pension		Variables		Compound		Long-term		General		Automobile		Overseas		Total
Reinsurance expense:
Reinsurance contracts not applying the premium allocation approach:
Expected recovery of incurred claims and expenses	~~W~~	(295)	~~W~~	(469)	~~W~~	—	~~W~~	—	~~W~~	(297)	~~W~~	(45,382)	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	(46,443)
Changes in risk adjustment due to release of risk		(44)		(23)		—		—		(10)		(2,323)		—		—		—		(2,400)
Changes in contractual service margin recognized in profit or loss for the services received		(481)		35		—		—		181		299		—		—		—		34
Experience adjustments on reinsurance premiums for current and past service		—		—		—		—		—		3,078		—		—		—		3,078

Other reinsurance expenses		5		5		—		—		126		—		—		—		—		136

	~~W~~	(815)	~~W~~	(452)	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	(44,328)	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	(45,595)

Reinsurance expenses for reinsurance contracts applying the premium allocation approach		—		—		—		—		—		(602)		(145,460)		(1,441)		(21,088)		(168,591)

Total reinsurance expense		(815)		(452)		—		—		—		(44,930)		(145,460)		(1,441)		(21,088)		(214,186)

Total insurance service result	~~W~~	87,491	~~W~~	10,379	~~W~~	11,009	~~W~~	34,487	~~W~~	5	~~W~~	355,055	~~W~~	28,647	~~W~~	17,585	~~W~~	(1,687)	~~W~~	542,971

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

29.3 Details of insurance finance income and expenses for the three-month periods ended March 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025
	Life insurance						Non-life insurance								Total
	Retirement		Variables		Others		Long-term		General and Automobile		Overseas		Others
Investment income (expenses)
Investment income (expenses) recognized in profit or loss:
Net Interest Income (Expense)	~~W~~	3,163	~~W~~	21,700	~~W~~	140,140	~~W~~	152,024	~~W~~	36,902	~~W~~	2,210	~~W~~	(10,457)	~~W~~	345,682
Dividend income		—		13,336		4,237		3,863		5,610		—		5,099		32,145
Gain (loss) on valuation and disposal of securities		(373)		108,150		1,572		67,716		17,319		(70)		8,708		203,022
Gain (loss) on valuation and disposal of loans and other receivables		—		—		—		(342)		(74)		—		(740)		(1,156)
Gain (loss) related to derivatives		(354)		(920)		(9,497)		(20,388)		(8,762)		—		—		(39,921)
Gain (loss) related to investments in subsidiaries		—		—		(151)		(313)		—		—		—		(464)
Foreign exchange gain (loss)		(9)		(1,764)		870		12,204		165		129		—		11,595
Other investment income (loss)		(4,188)		6,480		17,481		(24,017)		83,720		(161)		(2,666)		76,649

		(1,761)		146,982		154,652		190,747		134,880		2,108		(56)		627,552

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

29.3 Details of insurance finance income and expenses for the three-month periods ended March 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)	2025
	Life insurance						Non-life insurance
	Retirement		Variables		Others		Long-term		General and Automobile		Overseas		Others		Total
Insurance finance income (expenses)
Insurance finance income (expenses) recognized in profit or loss:
Net Interest Income (Expense)	~~W~~	—	~~W~~	(361)	~~W~~	(187,932)	~~W~~	(180,611)	~~W~~	(10,212)	~~W~~	—	~~W~~	—	~~W~~	(379,116)
Effect of changes in discount rates and financial assumptions		—		—		509		—		—		—		—		509
Effect of exchange rate fluctuations		—		623		710		—		573		—		—		1,906
Changes in the fair value of the underlying assets of insurance contract with direct participation features		—		(147,386)		—		—		—		—		—		(147,386)
Other insurance finance income (expenses)		—		—		—		(471)		(873)		36		—		(1,308)

		—		(147,124)		(186,713)		(181,082)		(10,512)		36		—		(525,395)

Insurance finance income (expenses) recognized in other comprehensive income		—		(40)		(1,060,092)		(1,495,696)		(5,512)		—		—		(2,561,340)

Total insurance finance income (expenses)	~~W~~	—	~~W~~	(147,164)	~~W~~	(1,246,805)	~~W~~	(1,676,778)	~~W~~	(16,024)	~~W~~	36	~~W~~	—	~~W~~	(3,086,735)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

29.3 Details of insurance finance income and expenses for the three-month periods ended March 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)	2025
	Life insurance						Non-life insurance
	Retirement		Variables		Others		Long-term		General and Automobile		Overseas		Others		Total
Reinsurance finance income (expenses)
Reinsurance finance income (expenses) recognized in profit or loss:
Net Interest Income (Expense)	~~W~~	—	~~W~~	—	~~W~~	(254)	~~W~~	4,899	~~W~~	2,419	~~W~~	—	~~W~~	—	~~W~~	7,064
Effect of changes in discount rates and financial assumptions		—		—		—		—		—		—		—		—
Effect of exchange rate fluctuations		—		—		1		—		(289)		—		—		(288)
Other reinsurance finance income (expenses)		—		—		—		3,689		3,289		19		—		6,997

		—		—		(253)		8,588		5,419		19		—		13,773

Reinsurance finance income (expenses) recognized in other comprehensive income		—		—		2,490		12,089		3,256		—		—		17,835

Total reinsurance finance income (expenses)	~~W~~	—	~~W~~	—	~~W~~	2,237	~~W~~	20,677	~~W~~	8,675	~~W~~	19	~~W~~	—	~~W~~	31,608

Total	~~W~~	1,255	~~W~~	(182)	~~W~~	(429,325)	~~W~~	(863,566)	~~W~~	146,440	~~W~~	2,577	~~W~~	18,116	~~W~~	(1,124,685)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

29.3 Details of insurance finance income and expenses for the three-month periods ended March 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)	2024
	Life insurance						Non-life insurance
	Retirement		Variables		Others		Long-term		General and Automobile		Overseas		Others		Total
Investment income (expenses)
Investment income (expenses) recognized in profit or loss:
Net Interest Income (Expense)	~~W~~	3,141	~~W~~	21,368	~~W~~	128,615	~~W~~	140,028	~~W~~	32,493	~~W~~	1,349	~~W~~	(7,740)	~~W~~	319,254
Dividend income		—		13,069		2,127		2,746		3,475		—		641		22,058
Gain (loss) on valuation and disposal of securities		2,013		58,865		11,845		(620)		(673)		(60)		2,612		73,982
Gain (loss) on valuation and disposal of loans and other receivables		—		—		—		(971)		(6,370)		—		(300)		(7,641)
Gain (loss) related to derivatives		(1,673)		(14,143)		(53,988)		(78,983)		(72,912)		—		—		(221,699)
Gain (loss) related to investments in subsidiaries		—		—		(65)		(132)		—		—		—		(197)
Foreign exchange gain (loss)		1,394		38,270		63,328		75,777		63,832		76		—		242,677
Other investment income (loss)		(6,562)		2,218		23,617		(13,789)		67,684		(324)		4,647		77,491

		(1,687)		119,647		175,479		124,056		87,529		1,041		(140)		505,925

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

29.3 Details of insurance finance income and expenses for the three-month periods ended March 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)	2024
	Life insurance						Non-life insurance
	Retirement		Variables		Others		Long-term		General and Automobile		Overseas		Others		Total
Insurance finance income (expenses)
Insurance finance income (expenses) recognized in profit or loss:
Net Interest Income (Expense)	~~W~~	—	~~W~~	(471)	~~W~~	(182,975)	~~W~~	(188,890)	~~W~~	(1,452)	~~W~~	—	~~W~~	—	~~W~~	(373,788)
Effect of changes in discount rates and financial assumptions		—		—		(3,103)		—		—		—		—		(3,103)
Effect of exchange rate fluctuations		—		(4,070)		(10,498)		—		(20,059)		—		—		(34,627)
Changes in the fair value of the underlying assets of insurance contract with direct participation features		—		(114,094)		—		—		—		—		—		(114,094)
Other insurance finance income (expenses)		—		—		—		(528)		(710)		(112)		—		(1,350)

		—		(118,635)		(196,576)		(189,418)		(22,221)		(112)		—		(526,962)

Insurance finance income (expenses) recognized in other comprehensive income		—		(5)		(84,060)		(113,559)		(4,482)		—		—		(202,106)

Total insurance finance income (expenses)	~~W~~	—	~~W~~	(118,640)	~~W~~	(280,636)	~~W~~	(302,977)	~~W~~	(26,703)	~~W~~	(112)	~~W~~	—	~~W~~	(729,068)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

29.3 Details of insurance finance income and expenses for the three-month periods ended March 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)	2024
	Life insurance						Non-life insurance
	Retirement		Variables		Others		Long-term		General and Automobile		Overseas		Others		Total
Reinsurance finance income (expenses)
Reinsurance finance income (expenses) recognized in profit or loss:
Net Interest Income (Expense)	~~W~~	—	~~W~~	—	~~W~~	(259)	~~W~~	4,296	~~W~~	532	~~W~~	—	~~W~~	—	~~W~~	4,569
Effect of changes in discount rates and financial assumptions		—		—		—		—		—		—		—		—
Effect of exchange rate fluctuations		—		—		(35)		—		17,455		—		—		17,420
Other reinsurance finance income (expenses)		—		—		—		720		(10,277)		4		—		(9,553)

		—		—		(294)		5,016		7,710		4		—		12,436

Reinsurance finance income (expenses) recognized in other comprehensive income		—		—		(630)		3,949		4,856		—		—		8,175

Total reinsurance finance income (expenses)	~~W~~	—	~~W~~	—	~~W~~	(924)	~~W~~	8,965	~~W~~	12,566	~~W~~	4	~~W~~	—	~~W~~	20,611

Total	~~W~~	(2,320)	~~W~~	1,007	~~W~~	(571,100)	~~W~~	(674,334)	~~W~~	59,621	~~W~~	775	~~W~~	8,634	~~W~~	(1,177,717)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

30. Statements of Cash Flows

30.1 Details of cash and cash equivalents as of March 31, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	March 31, 2025		December 31, 2024
Cash	~~W~~	2,091,348	~~W~~	1,954,624
Checks issued by other banks		227,477		124,366
Due from the Bank of Korea		16,765,683		14,372,352
Due from other financial institutions		11,573,105		13,417,769

		30,657,613		29,869,111

Due from financial institutions measured at fair value through profit or loss		66,712		59,838

		30,724,325		29,928,949

Deduction:
Restricted due from financial institutions *		(3,323,796)		(4,338,818)
Due from financial institutions with original maturities over three months		(836,345)		(981,264)

		(4,160,141)		(5,320,082)

	~~W~~	26,564,184	~~W~~	24,608,867

*	Items meeting the definition of cash are excluded.

30.2 Cash inflows and outflows from income tax, interest, and dividends for the three-month periods ended March 31, 2025 and 2024, are as follows:

(In millions of Korean won)	Activities	2025		2024
Income tax paid	Operating	~~W~~	271,455	~~W~~	209,894
Interest received	Operating		7,262,049		7,142,710
Interest paid	Operating		3,532,984		3,776,007
Dividends received	Operating		146,822		94,401
Dividends paid	Financing		49,634		48,070

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

31. Contingent Liabilities and Commitments

31.1 Details of acceptances and guarantees as of March 31, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	March 31, 2025		December 31, 2024
Confirmed acceptances and guarantees
Confirmed acceptances and guarantees in Korean won:
Acceptances and guarantees for KB purchasing loan	~~W~~	117,548	~~W~~	152,129
Others		931,839		900,237

		1,049,387		1,052,366

Confirmed acceptances and guarantees in foreign currencies:
Acceptances of letter of credit		408,087		331,423
Letter of guarantees		39,557		45,274
Bid bond		8,740		12,782
Performance bond		1,907,857		1,927,572
Refund guarantees		4,207,474		4,644,429
Others		4,334,984		4,594,667

		10,906,699		11,556,147

Financial guarantee contracts:
Acceptances and guarantees for mortgage		20,790		20,790
Overseas debt guarantees		411,215		588,019
International financing guarantees in foreign currencies		834,657		842,838
Others		325,672		—

		1,592,334		1,451,647

		13,548,420		14,060,160

Unconfirmed acceptances and guarantees
Guarantees of letter of credit		3,011,240		2,268,081
Refund guarantees		1,435,627		1,373,649

		4,446,867		3,641,730

	~~W~~	17,995,287	~~W~~	17,701,890

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

31.2 Details of commitments as of March 31, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	March 31, 2025		December 31, 2024
Commitments
Corporate loan commitments	~~W~~	57,833,136	~~W~~	57,510,280
Retail loan commitments		59,601,058		59,100,288
Credit line of credit cards		88,812,077		87,204,864
Purchase of other securities		8,784,359		8,880,563

		215,030,630		212,695,995

Financial guarantee contracts
Credit line		4,596,558		4,747,946
Purchase of securities		494,400		475,147

		5,090,958		5,223,093

	~~W~~	220,121,588	~~W~~	217,919,088

31.3 Other Matters

a) As of March 31, 2025, the Group has 97 pending lawsuits as a plaintiff (excluding simple lawsuits related to the collection or management of loans) with an aggregate claims amount of ~~W~~ 1,633,140 million, and 356 pending lawsuits as a defendant (excluding simple lawsuits related to the collection or management of loans) with an aggregate claims amount of ~~W~~ 1,367,162 million, arising from its business activities. Additional losses resulting from the outcomes of these lawsuits are not predictable. Details of major pending lawsuits in which the Group is a defendant are as follows (Unit: Cases, ~~W~~ million):

(In number of cases, in millions of Korean won)

Company	Lawsuits	No. of cases	Amount		Description of the lawsuits	Status of the lawsuits
Kookmin Bank	Request for a return of redemption amount	1	~~W~~	61,608

Kookmin Bank invested the assets entrusted by OO Invest Trust Management in the Fairfield Sentry Limited and Fairfield Sentry Limited reinvested the assets in Bernard L. Madoff Investment Securities LLC managed by Bernard Madoff. (Bernard L. Madoff Investment Securities LLC is in the liquidation process due to Ponzi scheme fraud-related losses.)

Bankruptcy trustee of Bernard L. Madoff Investment Securities LLC filed a lawsuit against Kookmin Bank seeking to return the amount of redemptions received by Kookmin Bank through Fairfield Sentry Limited.

Application for dismissal by the defendant has been denied, and further proceedings are scheduled. [Related litigation is pending at the New York Southern District Federal Bankruptcy Court (10-3777)]

The financial impact on Kookmin Bank is not significant because the likelihood of winning the lawsuit is high

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

31.3 Other Matters (cont’d)

Company	Lawsuits	No. of cases	Amount	Description of the lawsuits	Status of the lawsuits
Kookmin Bank	Expropriation of long-term leasehold rights	1	336,625

Kookmin Bank invested assets entrusted by OO Asset Management Co., Ltd. in loans that are directly or indirectly collateralized by long-term leasehold rights of the building and land (hereinafter referred to as “the real estate in this case”) of Union Station in Washington, D.C., the United States.

The Plaintiff, who is the operator of the railway facility, filed this lawsuit against those concerned with the real estate in this case, including Kookmin Bank, to expropriate the real estate in this case and determine indemnity.

Stakeholders in the real estate in this case: As the trustee of the relevant fund, the Bank invested the fund assets in USI and USSM (loans) and acquired senior liens over the real estate in this case, as well as the pledge on 100% of USI’s shares held by USSM. USI is the holder of the real estate in the case, and USSM was the 100% shareholder of USI at the time the lawsuit was filed.

On February 5,2025, the Plaintiff, Kookmin Bank, and USI entered into a settlement agreement, excluding USSM from the defendant, in which the fund agreed to receive a settlement amount of USD 505,000,000 and resolve the dispute.

On February 6, 2025, the Plaintiff, Kookmin Bank, and USI jointly submitted a motion to exclude USSM from the defendant and a petition for judgment in accordance with the terms of the settlement to the court.

On March 5,2025, the court ruled to exclude USSM from the defendant.

On March 6, 2025, USSM filed a preliminary appeal.

On March 7, 2025, the court issued a stipulated judgment in accordance with the settlement agreement.

This lawsuit is related to a fund managed by Kookmin Bank, so the financial impact on Kookmin Bank’s proprietary assets is not significant. However, in the case of a loss in an appeal after the fund assets are distributed, the settlement amount or any loss from a separate lawsuit may be subject to recovery.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

31.3 Other Matters (cont’d)

Company	Lawsuits	No. of cases	Amount	Description of the lawsuits	Status of the lawsuits
Kookmin Bank	Return of unjust enrichment	1	160,207

As Russia’s OOO Bank, which was trading with Kookmin Bank through a foreign exchange account, was listed on the SDN (Specifically Designated Nationals) list of the Office of Foreign Assets Control (OFAC) under the U.S. Treasury Department, Kookmin Bank has frozen the foreign currency account in the name of the OOO Bank.

Accordingly, Russia’s OOO Bank filed a lawsuit seeking the return of the account balance to the Moscow City Commercial Court in Russia.

Responding to local court trial schedule.

Due to compliance with U.S. OFAC regulations, it is difficult to easily predict the likelihood of winning the lawsuit being processed in the Russian courts. However, the lawsuit amount can be covered by the balance in the plaintiff’s account, and a financial impact equivalent to the delayed interest is anticipated for the bank.

	Claim for damages	1	101,839

PT Bank KB Bukopin Tbk requested an auction of TMJ’s shares in order to collect the loan to TMJ (a distressed company); NKLI won the auction and then received a loan from the bank for the purpose of purchasing TMJ shares. NKLI’s intention was to take control over TMJ and launch mining business; however, NKLI was unable to take control and launch the business due to legal disputes with the bankruptcy trustee of TMJ and court-appointed mine management company, and also lost a lawsuit against the mine management company.

As a result, NKLI filed a legal suit to PT Bank KB Bukopin Tbk stating that the bank’s recommendation to purchase TMJ’s shares was inappropriate since the bank did not intentionally share the legal issues and associated risks thereof.

					The third trial is in progress and will work with the legal representative to actively respond.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

31.3 Other Matters (cont’d)

Company	Lawsuits	No. of cases	Amount	Description of the lawsuits	Status of the lawsuits
KB Securities Co., Ltd.	Request for the return of unjust enrichment and transaction amount (Australian fund)	3	59,927	As an investment broker for a private fund that lends money to a corporation (borrower) investing in Australian disability apartment rental business, KB Securities Co., Ltd. brokered investments of ~~W~~ 326,500 million in trust products and funds to individual and institutional investors. However, due to the local Australian borrower’s breach of contract, the fund management was suspended, and related to this, a lawsuit was filed against KB Securities Co., Ltd. for the return of unjust enrichment and transaction amount.

No.1 case: The third trial is in progress (The first trial: On February 7, 2023, a ruling was made to pay the principal investment of ~~W~~ 29,800 million and the delayed interest on it. The second trial: On January 29, 2024, the conclusion was different; a ruling was made to pay the principal investment of ~~W~~ 12,000 million and the delayed interest on it.)

No. 2 case: The second trial is in progress (The first trial: On February 14, 2024, a ruling was made to pay the principal investment of ~~W~~ 12,200 million and the delayed interest on it.)

No. 3 case: The third trial is in progress (The first trial: On October 26, 2023, a ruling was made to pay the remaining principal and interest of ~~W~~ 8,460 million and the delayed interest on the principal of ~~W~~ 8,290 million. The second trial: On January 16, 2025, a ruling was made to return ~~W~~ 4,400 million, which is a portion of the ~~W~~ 8,070 million paid in the first trial.

Meanwhile, the Group has recognized a provision for litigation amounting to ~~W~~ 139,333 million in the financial statements in relation to the pending lawsuit in which it is a defendant as of March 31, 2025 (Note 17.5).

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

31.3 Other Matters (cont’d)

b) As of March 31, 2025, there are a total of 12 pending lawsuits related to the wage peak system, amounting to ~~W~~42,857 million. This includes 8 cases for Kookmin Bank with a total claim amount of ~~W~~39,144 million, 1 case for KB Securities Co., Ltd. with a claim amount of ~~W~~2,646 million, 1 case for KB Life Insurance Co., Ltd. with a claim amount of ~~W~~61 million, 1 case for KB Capital Co., Ltd. with a claim amount of ~~W~~388 million, and 1 case for KB Data System Co., Ltd. with a claim amount of ~~W~~618 million. The amount and timing of potential outflows of resources are currently unpredictable.

c) KB Real Estate Trust Co., Ltd. is carrying out the completion guarantee management-type land trust project (22 cases, including Gonghang-dong Airport City), that bears responsibility for the completion guarantee when the construction company fails to fulfill responsibility for the completion guarantee and bears responsibility for compensating for damages to lending financial institutions as of March 31, 2025. The total credit line of PF loan related to the completion guarantee management-type land trust project is ~~W~~1,648,600 million, and the used credit line is ~~W~~1,219,900 million as of March 31, 2025. As of March 31, 2025, KB Real Estate Trust Co., Ltd. is a defendant in six lawsuits (with a total claim amount of ~~W~~90,492 million) due to the failure to fulfill the responsibility for construction completion. The amount of compensation for damages charged to KB Real Estate Trust Co., Ltd. is measured after determining whether the damage occurred due to the company’s failure to fulfill the completion guarantee. Since the amount of loss cannot be measured reliably, this impact is not reflected in the Financial statements as of and for the period ended.

d) During 2024, the Financial Supervisory Service conducted a regular inspection of the operations of the holding company and its subsidiaries, Kookmin Bank and KB Life Insurance Co., Ltd. The results of the inspection and any required actions will be notified in the future.

e) Kookmin Bank and KB Securities Co., Ltd. is currently under investigation by the Fair Trade Commission regarding the possibility of unfair joint actions by financial institutions. It is impossible to predict the outcome of the investigation.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

31.3 Other Matters (cont’d)

f) As of the end of the current quarter, the tax audits of the subsidiaries, KB Life Insurance Co., Ltd., KB Asset Management Co., Ltd., and KB Data Systems Co., Ltd., have been completed. The notified tax amount for KB Life Insurance Co., Ltd. has been fully paid, while the notified tax amounts for KB Asset Management Co., Ltd. and KB Data Systems Co., Ltd. are scheduled to be paid in the second quarter of 2025.

g) As of March 31, 2025, KB PRASAC BANK PLC. is undergoing a tax audit by the tax authorities. Currently, the impact on KB PRASAC BANK PLC. cannot be predicted.

h) On April 7, 2023, Kookmin Bank entered into a new share subscription agreement with STIC Eugene Star Holdings Inc.(hereinafter referred to as STIC”), under which STIC will acquire 31,900,000,000 shares at a price of IDR 3.19 trillion, of which Kookmin Bank’s subsidiary, PT Bank KB Bukopin Tbk, will issue. As a result of the agreement, Kookmin Bank will hold a call option to purchase the shares held by the STIC, starting from 2 years and 6 months after the date of acquisition, for a period of 6 months. If Kookmin Bank does not exercise the call option during the designated period, STIC will have the right to sell the acquired shares back to Kookmin Bank, also known as holding a put option right, within 1 year after the expiration of the call option period.

i) As of March 31, 2025, KB Real Estate Trust Co., Ltd. may lend ~~W~~ 3,353,200 million to the trust accounts, which is part of the total project cost related to borrowing-type land trust contracts (including maintenance projects). Whether or not KB Real Estate Trust Co., Ltd. will lend to a trust account is not an unconditional payment obligation, and the lending is conducted with consideration of all matters such as the cash flow plan of its own account and trust business.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

32. Subsidiaries

32.1 Details of major consolidated subsidiaries as of March 31, 2025, are as follows:

Investor	Investee	Ownership (%)	Location	Date of financial statements	Industry
KB Financial Group Inc.	Kookmin Bank	100.00	Korea	Mar. 31	Banking and foreign exchange transaction
	KB Kookmin Card Co., Ltd.	100.00	Korea	Mar. 31	Credit card and installment financing
	KB Asset Management Co., Ltd.	100.00	Korea	Mar. 31	Collective investment and advisory
	KB Capital Co., Ltd.	100.00	Korea	Mar. 31	Financial Leasing
	KB Savings Bank Co., Ltd.	100.00	Korea	Mar. 31	Savings banking
	KB Real Estate Trust Co., Ltd.	100.00	Korea	Mar. 31	Real estate trust management
	KB Investment Co., Ltd.	100.00	Korea	Mar. 31	Capital investment
	KB Data System Co., Ltd.	100.00	Korea	Mar. 31	Software advisory, development, and supply
	KB Securities Co., Ltd.	100.00	Korea	Mar. 31	Financial investment
	KB Insurance Co., Ltd.	100.00	Korea	Dec. 31	Non-life insurance
	KB Life Insurance Co., Ltd. 1	100.00	Korea	Dec. 31	Life insurance
Kookmin Bank	KB PRASAC Bank Plc.	100.00	Cambodia	Mar. 31	Banking and foreign exchange transaction
	Kookmin Bank (China) Ltd.	100.00	China	Mar. 31	Banking and foreign exchange transaction
	KB Microfinance Myanmar Co., Ltd.	100.00	Myanmar	Mar. 31	Microfinance services
	PT Bank Syariah Bukopin	95.92	Indonesia	Mar. 31	Banking
	PT Bukopin Finance	99.24	Indonesia	Mar. 31	Installment financing
	KB Bank Myanmar Co., Ltd.	100.00	Myanmar	Mar. 31	Banking and foreign exchange transaction
	KB FUND PARTNERS Co., Ltd.	100.00	Korea	Mar. 31	Other unclassified financial services

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

32.1 Details of major consolidated subsidiaries as of March 31, 2025, are as follows: (cont’d)

Investor	Investee	Ownership (%)	Location	Date of financial statements	Industry
Kookmin Bank, KB Kookmin Card Co., Ltd., KB Securities Co., Ltd., KB Insurance Co., Ltd., KB Capital Co., Ltd.	PT Bank KB Bukopin, Tbk.	67.57 [1]	Indonesia	Mar. 31	Banking and foreign exchange transaction
KB Securities Co., Ltd.	KBFG Securities America Inc.	100.00	United States	Mar. 31	Investment advisory and securities trading
	KB Securities Hong Kong Ltd.	100.00	China	Mar. 31	Investment advisory and securities trading
	KB Securities Vietnam Joint Stock Company	99.81	Vietnam	Mar. 31	Investment advisory and securities trading
	KB FINA Joint Stock Company	100.00	Vietnam	Mar. 31	Investment advisory and securities trading
	PT KB VALBURY SEKURITAS	65.00	Indonesia	Mar. 31	Investment advisory and securities trading
KB Insurance Co., Ltd.	Leading Insurance Services, Inc.	100.00	United States	Mar. 31	Management service
	KBFG Insurance(China) Co., Ltd.	100.00	China	Mar. 31	Non-life insurance
	PT. KB Insurance Indonesia	70.00	Indonesia	Mar. 31	Non-life insurance
	KB Claims Survey & Adjusting	100.00	Korea	Mar. 31	Claim service
	KB Sonbo CNS	100.00	Korea	Mar. 31	Management service
	KB Healthcare Co., Ltd.	100.00	Korea	Mar. 31	Information and communication
KB Life Insurance Co., Ltd.	KB Life Partners Co., Ltd.	100.00	Korea	Mar. 31	Insurance agent
	KB Golden Life Care Co., Ltd.	100.00	Korea	Mar. 31	Service
KB Kookmin Card Co., Ltd.	KB Credit Information Co., Ltd.	100.00	Korea	Mar. 31	Collection of receivables or credit investigation
	KB Daehan Specialized Bank Plc. [3]	97.50	Cambodia	Mar. 31	Auto Installment finance
	PT. KB Finansia Multi Finance	80.00	Indonesia	Mar. 31	Auto Installment finance
	KB J Capital Co., Ltd.	77.40	Thailand	Mar. 31	Service
KB Capital Co., Ltd.	PT Sunindo Kookmin Best Finance	85.00	Indonesia	Mar. 31	Auto Installment finance
	KBFintech Inc. [4]	95.95	Korea	Mar. 31	E-commerce

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

32.1 Details of major consolidated subsidiaries as of March 31, 2025, are as follows: (cont’d)

Investor	Investee	Ownership (%)	Location	Date of financial statements	Industry
KB Kookmin Card Co., Ltd., KB Capital Co., Ltd.	KB KOLAO Leasing Co., Ltd.	80.00	Laos	Mar. 31	Auto Installment finance
Kookmin Bank, KB Data System Co., Ltd.	PT KB Data Systems Indonesia	100.00	Indonesia	Mar. 31	Service
KB Asset Management Co., Ltd.	KBAM Shanghai Advisory Services Co., Ltd.	100.00	China	Mar. 31	General advisory
	PT KB Valbury Capital Management [2]	70.00	Indonesia	Mar. 31	Collective investment
	KB Asset Management Singapore PTE. LTD.	100.00	Singapore	Mar. 31	Collective investment

[1]	Among the ownership in PT Bank KB Bukopin, Tbk., 0.05% (100,000,000 shares) is no-voting shares with no-dividends.
[2]

In January 2024, PT Valbury Capital Management was changed from a subsidiary of KB Securities Co., Ltd. to a subsidiary of KB Asset Management Co., Ltd., and its name was changed to PT KB Valbury Asset Management during the second quarter.

[3]	KB DAEHAN SPECIALIZED BANK PLC. (merging entity) merged with i-Finance Leasing PLC.(merged entity) on December 19, 2024.
[4]	On October 14, 2024, Teamwink Co., Ltd. changed its name to KB Fintech Co., Ltd.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

32.2 Details of consolidated structured entities as of March 31, 2025, are as follows:

	Consolidated structured entities	Reasons for consolidation
Trusts	Kookmin Bank (development trust) and 10 others	The Group controls the trust because it has power to determine management performance of the trust and is significantly exposed to variable returns that absorb losses through the guarantees of payment of principal, or payment of principal and fixed rate of return.

Asset-backed securitization	Taejon Samho The First Co., Ltd. and 77 others	The Group controls these investees because it has power over relevant activities in the event of default, is significantly exposed to variable returns by providing lines of credit or ABCP purchase commitments or acquiring subordinated debt and has ability to affect those returns through its power.

Investment funds and others	KB Global Platform Fund No.2 and 213 others	Funds are consolidated if the Group, as a collective investor or operating manager (member), etc., can manage fund assets on behalf of other investors or dismiss the collective investor and operating manager, and is substantially exposed to significant variable returns or has such rights.

If the Group holds more than half of the ownership interests but does not have the power over relevant activities of structured entities in accordance with agreements with trust and other related parties, those structured entities are excluded from the consolidation.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

32.3 Condensed financial information of major subsidiaries as of March 31, 2025 and December 31, 2024 and for the three-month periods ended March 31, 2025 and 2024, are as follows:

(In millions of Korean won)

	March 31, 2025						2025
	Assets		Liabilities		Equity		Operating revenue		Profit (loss) attributable to shareholders of the Parent Company		Total comprehensive income (loss) attributable to shareholders of the Parent Company
Kookmin Bank [1]	~~W~~	569,749,869	~~W~~	532,331,007	~~W~~	37,418,862	~~W~~	10,811,411	~~W~~	1,026,432	~~W~~	1,040,854
KB Securities Co., Ltd. [1,2]		67,015,247		60,247,281		6,767,966		2,986,117		179,897		173,245
KB Insurance Co., Ltd. [1,2]		42,032,259		36,848,573		5,183,686		3,475,820		313,460		(310,273)
KB Kookmin Card Co., Ltd.[1]		29,806,522		24,424,708		5,381,814		1,128,090		84,505		80,257
KB Life Insurance Co., Ltd.[1]		35,360,610		32,657,536		2,703,074		691,685		60,730		(229,380)
KB Asset Management Co., Ltd. [1]		381,983		91,403		290,580		56,231		15,691		15,950
KB Capital Co., Ltd. [1,2]		17,820,490		15,295,503		2,524,987		683,465		69,448		69,990
KB Real Estate Trust Co., Ltd.		1,064,176		573,342		490,834		32,088		8,601		8,581
KB Savings Bank Co., Ltd.		2,409,155		2,220,767		188,388		50,928		6,195		6,172
KB Investment Co., Ltd. [1]		1,489,273		1,199,340		289,933		24,844		5,978		5,993
KB Data System Co., Ltd. [1]		63,993		39,322		24,671		68,099		2,687		2,624

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

32.3 Condensed financial information of major subsidiaries as of March 31, 2025 and December 31, 2024 and for the three-month periods ended March 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)

	December 31, 2024						2024
	Assets		Liabilities		Equity		Operating revenue		Profit (loss) attributable to shareholders of the Parent Company		Total comprehensive income (loss) attributable to shareholders of the Parent Company
Kookmin Bank [1]	~~W~~	562,887,180	~~W~~	524,859,860	~~W~~	38,027,320	~~W~~	14,403,010	~~W~~	389,535	~~W~~	470,533
KB Securities Co., Ltd. [1,2]		63,384,389		56,498,405		6,885,984		3,384,564		197,969		212,006
KB Insurance Co., Ltd. [1,2]		40,776,375		34,982,351		5,794,024		3,126,998		292,157		(162,236)
KB Kookmin Card Co., Ltd.[1]		30,541,628		25,236,827		5,304,801		1,097,248		139,136		156,576
KB Life Insurance Co., Ltd.[1,2]		34,047,554		30,984,400		3,063,154		757,340		76,986		(346,587)
KB Asset Management Co., Ltd. [1]		414,942		120,224		294,718		58,739		18,567		18,674
KB Capital Co., Ltd. [1,2]		18,115,495		15,654,177		2,461,318		631,742		61,553		61,653
KB Real Estate Trust Co., Ltd. [1]		1,113,466		627,898		485,568		32,027		(46,936)		(46,944)
KB Savings Bank Co., Ltd.		2,575,739		2,393,523		182,216		68,183		11,271		11,243
KB Investment Co., Ltd. [1]		1,529,823		1,245,883		283,940		17,973		(2,001)		(1,978)
KB Data System Co., Ltd. [1]		62,270		40,219		22,051		59,883		426		500

[1]	Financial information is based on its consolidated financial statements.
[2]	Includes fair value adjustments arising from the acquisition.
[3]	The Parent Company sold 100% shares of KB Credit Information Co., Ltd. to KB Kookmin Card Co., Ltd. on June 30, 2023.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

32.4 The Characteristics of Risks Associated with Consolidated Structured Entities

The terms of contractual arrangements to provide financial support to consolidated structured entities are as follows:

32.4.1 The Group has provided payment guarantees of ~~W~~ 4,548,401 million to KBD TOWER 1ST LLC and other consolidated structured entities.

32.4.2 The Group has provided capital commitment to 72 consolidated structured entities including KB Sinansan Line Private Special Asset Fund (SOC). The unexecuted amount of the capital commitment is ~~W~~ 2,133,086 million. Based on the capital commitment, the Group is subject to increase its investment upon the request of the asset management company or the additional agreement among investors.

32.4.3 The Group has provided the guarantees of payment of principal, or principal and fixed rate of return in case the operating results of the trusts are less than the guaranteed principal, or principal and fixed rate of return.

32.5 Changes in Subsidiaries

32.5.1 Subsidiaries newly included in consolidation for the three-month period ended March 31, 2025, are as follows:

Company	Reasons of obtaining control
KB Great On 1st. LLC and 10 others.	Has power over relevant activities in the event of default and is exposed to significant variable returns by providing lines of credit or ABCP purchase commitments or acquiring subordinated debt

KB HL Infra Private Special Asset Fund 1(FoFs) and 5 others.	Holds the power to determine the operation of the funds and is exposed to variable returns by holding significant amount of ownership interests

32.5.2 Subsidiaries excluded from consolidation for the three-month period ended March 31, 2025, are as follows:

Company	Reasons of losing control
Able Eunhwasam 2nd Co., Ltd. and 6 others.	Termination of the commitments
KB High-Tech Company Investment Fund and 3 others.	Liquidation
Black Sapphire Holdings Co., Ltd.	Disposal
KB RISE Global AI Value Chain ETF MoaDream Securities Fund (FoFs) and 4 others.	Decrease in ownership interests to less than majority

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

33. Related Party Transactions

According to Korean IFRS No.1024, the Group includes investments in associates, key management personnel (including family members), and post-employment benefit plans of the Group and its related party companies in the scope of related parties. The Group discloses balances (receivables and payables) and other amounts arising from transactions with related parties in the notes to the consolidated financial statements.

33.1 Details of significant profit or loss arising from transactions with related parties for the three-month periods ended March 31, 2025 and 2024, are as follows:

(In millions of Korean won)

		2025		2024
Associates and joint ventures
Balhae Infrastructure Company	Fee and commission income	~~W~~	1,468	~~W~~	1,297
Korea Credit Bureau Co., Ltd.	Interest expense		1		—
	Fee and commission income		172		187
	Fee and commission expense		3,054		2,326
	Insurance income		1		1
	Provision for credit losses		—		1
	Other operating expenses		2		3
Incheon Bridge Co., Ltd.	Interest income		2,513		2,517
	Interest expense		198		205
	Fee and commission income		10		8
	Fee and commission expense		3		2
	Insurance income		55		54
	Gains on financial instruments at fair value through profit or loss		244		—
	Losses on financial instruments at fair value through profit or loss		—		114
	Reversal of credit losses		1		2
	Provision for credit losses		1		—
Aju Good Technology Venture Fund	Interest expense		—		2
Star-Lord General Investors Private Real Estate Investment Company No.10	Insurance income		26		34
	Interest income		1,462		1,477
	Interest expense		33		78
	Provision for credit losses		—		3
	General and administrative expenses		2,136		2,050
	Other Income		362		—
Food Factory Co., Ltd.	Interest income		10		13
	Insurance income		1		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

33.1 Details of significant profit or loss arising from transactions with related parties for the three-month periods ended March 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)

		2025		2024
Big Dipper Co., Ltd.	Fee and commission expense	~~W~~	51	~~W~~	23
	Reversal of credit losses		2		—
KB-TS Technology Venture Private Equity Fund	Fee and commission income		42		47
KB-SJ Tourism Venture Fund	Fee and commission income		33		31
Banksalad Co., Ltd.	Fee and commission income		9		9
	Fee and commission expense		—		1
RMGP Bio-Pharma Investment Fund, L.P.	Fee and commission income		14		13
	Gains on financial instruments at fair value through profit or loss		—		1
KB-MDI Centauri Fund LP	Fee and commission income		102		110
Hibiscus Fund LP	Fee and commission income		73		170
RMG-KB BioAccess Fund L.P.	Fee and commission income		92		82
	Gains on financial instruments at fair value through profit or loss		—		8
S&E Bio Co., Ltd.	Interest income		18		—
	Interest expense		—		4
Contents First Inc.	Interest income		96		139
	Interest expense		4		9
	Fee and commission income		—		1
	Provision for credit losses		—		10
	Reversal of credit losses		—		2
Pin Therapeutics Inc.	Interest expense		71		—
	Provision for credit losses		1		—
Wyatt Corp.	Gains on financial instruments at fair value through profit or loss		1,152		—
	Insurance income		40		29
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	Interest expense		—		4
Spark Biopharma Inc.	Interest expense		29		79
	Provision for credit losses		3		—
Skydigital Inc.	Fee and commission income		1		1
KB No.21 Special Purpose Acquisition Company	Gains on financial instruments at fair value through profit or loss		—		106
	Losses on financial instruments at fair value through profit or loss		1,832		—
	Interest expense		18		19
KB No.22 Special Purpose Acquisition Company	Gains on financial instruments at fair value through profit or loss		—		1,373
KB No.25 Special Purpose Acquisition Company	Interest expense		13		13
	Gains on financial instruments at fair value through profit or loss		66		40
KB No.26 Special Purpose Acquisition Company	Interest expense		(29)		15
	Gains on financial instruments at fair value through profit or loss		966		419

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

33.1 Details of significant profit or loss arising from transactions with related parties for the three-month periods ended March 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)

		2025		2024
KB No.27 Special Purpose Acquisition Company	Interest expense	~~W~~	37	~~W~~	41
	Gains on financial instruments at fair value through profit or loss		151		208
KB No.28 Special Purpose Acquisition Company	Interest expense		9		7
	Gains on financial instruments at fair value through profit or loss		54		—
KB No.29 Special Purpose Acquisition Company	Gains on financial instruments at fair value through profit or loss		72		—
	Interest expense		14		—
KB No.30 Special Purpose Acquisition Company	Interest expense		10		—
	Gains on financial instruments at fair value through profit or loss		51		—
KB No.31 Special Purpose Acquisition Company	Gains on financial instruments at fair value through profit or loss		151		—
	Interest expense		12		—
KB SPROTT Renewable Private Equity Fund No.1	Fee and commission income		19		80
KB-Stonebridge Secondary Private Equity Fund	Fee and commission income		89		101
TeamSparta Inc.	Fee and commission income		3		6
	Interest expense		51		38
Newavel Co., Ltd.	Provision for credit losses		13		—
SuperNGine Co., Ltd.	Interest income		11		10
Desilo Inc.	Interest income		4		4
Turing Co., Ltd.	Interest expense		—		11
	Interest income		11		16
Chabot Mobility Co., Ltd.	Interest expense		2		—
	Fee and commission expense		591		537
Wemade Connect Co., Ltd.	Insurance income		1		—
	Interest expense		48		81
	Provision for credit losses		1		—
TMAP Mobility Co., Ltd.	Interest expense		765		814
	Fee and commission income		1		1
	Fee and commission expense		326		135
	Insurance income		915		128
Nextrade Co., Ltd.	Fee and commission income		1		—
	Interest expense		186		726
WJ Private Equity Fund No.1	Fee and commission income		2		2
Channel Corporation	Interest expense		—		10
	Gains on financial instruments at fair value through profit or loss		7,347		—
CWhy Inc.	Insurance income		—		1
CellinCells Co., Ltd.	Provision for credit losses		1		—
KB Social Impact Investment Fund	Fee and commission income		50		70
KB-UTC Inno-Tech Venture Fund	Fee and commission income		21		23
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	Fee and commission income		200		173

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

33.1 Details of significant profit or loss arising from transactions with related parties for the three-month periods ended March 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)

		2025		2024
2020 KB Fintech Renaissance Fund	Fee and commission income	~~W~~	29	~~W~~	37
KB Material and Parts No.1 PEF	Fee and commission income		—		88
FineKB Private Equity Fund No.1	Fee and commission income		141		134
	Gains on financial instruments at fair value through profit or loss		32		32
Paramark KB Fund No.1	Fee and commission income		32		32
KB-Badgers Future Mobility ESG Fund No.1	Fee and commission income		321		323
	Gains on financial instruments at fair value through profit or loss		1		1
KB-KTB Technology Venture Fund	Fee and commission income		113		89
KB-Solidus Global Healthcare Fund	Fee and commission income		—		17
	Gains on financial instruments at fair value through profit or loss		—		700
ASSEMBLE CORPORATION	Interest income		32		27
	Insurance income		1		1
	Provision for credit losses		—		1
	Reversal of credit losses		3		13
KB-GeneN Medical Venture Fund No.1	Fee and commission income		22		22
KB-BridgePole Venture Investment Fund No.2	Fee and commission income		26		26
KB-Kyobo New Mobility Power Fund	Fee and commission income		—		20
KB Co-Investment Private Equity Fund No.1	Fee and commission income		393		258
KB-NP Green ESG New Technology Venture Capital Fund	Fee and commission income		242		297
KB-FT Green Growth 1st Technology Investment Association	Fee and commission income		33		34
	Interest expense		—		6
KB-SUSUNG 1st Investment Fund	Fee and commission income		47		48
KB-SUSUNG 2nd Investment Fund	Fee and commission income		37		—
Bigwave Robotics Crop.	Interest expense		(5)		—
	Provision for credit losses		9		—
U-KB Credit No.1S Private Equity	Fee and commission income		239		241
KY Global Cell & Gene Private Equity Fund 2nd *	Interest expense		—		(38)
KB-SOLIDUS Healthcare Investment Fund	Fee and commission income		213		200
AKK Robotech Valueup New Technology Investment Fund	Fee and commission income		19		9

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

33.1 Details of significant profit or loss arising from transactions with related parties for the three-month periods ended March 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)

		2025		2024
New Daegu Busan Expressway Co., Ltd.	Interest income	~~W~~	241	~~W~~	857
	Reversal of credit losses		1		3
	Interest expense		730		958
	Insurance income		98		—
AIM FUTURE, Inc.	Interest income		10		11
	Interest expense		—		20
ADP Holdings Co., Ltd.	Interest expense		16		8
ADPGREEN	Interest expense		13		2
	Reversal of credit losses		7		—
	Insurance income		43		—
KB-CJ Venture Fund 1st	Fee and commission income		37		—
DYNE MEDICAL GROUP Inc.	Interest income		15		—
	Interest expense		21		—
	Insurance income		1		—
	Provision for credit losses		1		—
	Reversal of credit losses		1		—
Logpresso Inc.	Interest expense		1		—
TriOar Inc.	Interest expense		33		—
KB-VEP Contact Fund	Fee and commission income		15		—
KB-Cyrus Tourism Venture Fund	Fee and commission income		84		—
FineKB Private Equity Fund No.2	Fee and commission income		34		—
KB Rejuvenation Fund	Fee and commission income		37		—
Allra Fintech Corp.	Provision for credit losses		1		—
	Interest expense		2		—
Yeoulhyulgangho	Interest expense		1		—
E&I Holdings	Fee and commission income		3,405		—
KB-IMM New Star Real Estate Private Fund I	Fee and commission income		137		—
Xenohelix Co., Ltd.	Interest income		6		—
	Provision for credit losses		8		—
Koru Pharma Co., Ltd.	Insurance income		1		—
Others			416		435
Retirement pension	Fee and commission income		7		15
	Interest expense		3,405		—

*	Excluded from the Group’s related party as of March 31, 2025.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

33.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of March 31, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)		March 31, 2025		December 31, 2024
Associates and joint ventures
Balhae Infrastructure Company	Other assets	~~W~~	1,468	~~W~~	1,431
Korea Credit Bureau Co., Ltd.	Loans measured at amortized cost (gross amount)		156		36
	Deposits		2,628		40,570
	Insurance liabilities		—		1
Incheon Bridge Co., Ltd.	Financial assets at fair value through profit or loss		35,655		35,411
	Loans measured at amortized cost (gross amount)		67,392		70,012
	Allowances for credit losses		31		31
	Other assets		359		389
	Deposits		37,742		43,867
	Provisions		40		40
	Insurance liabilities		34		89
	Other liabilities		602		442
Jungdo Co., Ltd.	Deposits		4		4
Aju Good Technology Venture Fund	Deposits		39		1,809
Star-Lord General Investors Private Real Estate Investment Company No.10	Loans measured at amortized cost (gross amount)		149,976		149,898
	Allowances for credit losses		6		5
	Property and equipment		3,130		4,356
	Other assets		8,710		8,860
	Insurance liabilities		8		35
	Other liabilities		3,314		5,107
WJ Private Equity Fund No.1	Other assets		2		2
	Deposits		44		46
RAND Bio Science Co., Ltd. *	Deposits		—		4
	Loans measured at amortized cost (gross amount)		1,660		1,764
	Allowances for credit losses		1		1
	Other assets		4		4
	Deposits		572		907
	Insurance liabilities		7		8
	Other liabilities		—		1
Big Dipper Co., Ltd.	Loans measured at amortized cost (gross amount)		9		43
	Allowances for credit losses		—		3
	Deposits		30		123
	Provisions		1		—
	Other liabilities		8		8

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

33.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of March 31, 2025 and December 31, 2024, are as follows: (cont’d)

(In millions of Korean won)		March 31, 2025		December 31, 2024
KB-KDBC Pre-IPO New Technology Business Investment Fund	Deposits	~~W~~	23	~~W~~	39
Iwon Alloy Co., Ltd.	Deposits		—		2
RMGP Bio-Pharma Investment Fund, L.P.	Financial assets at fair value through profit or loss		6,342		7,205
	Other assets		10		—
	Other liabilities		—		3
RMGP Bio-Pharma Investment, L.P.	Financial assets at fair value through profit or loss		23		25
Wyatt Corp. *	Financial assets at fair value through profit or loss		—		3,000
	Deposits		—		1
	Insurance liabilities		—		78
Skydigital Inc.	Deposits		14		30
Banksalad Co., Ltd.	Financial assets at fair value through profit or loss		2,059		2,059
Spark Biopharma Inc.	Financial assets at fair value through profit or loss		4,634		4,634
	Loans measured at amortized cost (gross amount)		26		15
	Deposits		4,140		4,759
	Other liabilities		14		22
	Allowances for credit losses		12		7
	Provisions		4		6
UPRISE, Inc.	Financial assets at fair value through profit or loss		1,817		1,817
Stratio, Inc.	Financial assets at fair value through profit or loss		1,000		1,000
Honest Fund, Inc.	Financial assets at fair value through profit or loss		—		442
CellinCells Co., Ltd.	Financial assets at fair value through profit or loss		2,000		2,000
	Loans measured at amortized cost (gross amount)		5		1
	Allowances for credit losses		1		—
	Deposits		46		13
	Provisions		—		1
Channel Corporation	Financial assets at fair value through profit or loss		14,255		20,141
	Deposits		6		6
KB No.21 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss		1,290		3,122
	Deposits		2,207		2,247
	Other liabilities		54		36

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

33.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of March 31, 2025 and December 31, 2024, are as follows: (cont’d)

(In millions of Korean won)		March 31, 2025		December 31, 2024
KB No.25 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss	~~W~~	1,915	~~W~~	1,850
	Deposits		1,540		1,545
	Other liabilities		51		39
KB No.26 Special Purpose Acquisition Company *	Financial assets at fair value through profit or loss		3,116		2,150
	Deposits		—		1,763
	Other liabilities		—		31
KB No.27 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss		6,028		5,877
	Deposits		4,572		4,613
	Other liabilities		92		55
KB No.28 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss		2,167		2,113
	Deposits		1,901		1,910
	Other liabilities		54		45
KB No.29 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss		3,087		3,015
	Deposits		2,325		2,338
	Other liabilities		57		43
KB No.30 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss		2,886		2,835
	Deposits		1,779		1,786
	Other liabilities		30		20
KB No.31 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss		4,452		4,301
	Deposits		2,346		2,352
	Other liabilities		25		13
MitoImmune Therapeutics	Financial assets at fair value through profit or loss		1,574		1,574
Bioprotect Ltd.	Financial assets at fair value through profit or loss		4,628		4,628
ASSEMBLE CORPORATION	Financial assets at fair value through profit or loss		4,000		4,000
	Loans measured at amortized cost (gross amount)		2,019		2,021
	Allowances for credit losses		40		43
	Other assets		1		11
	Deposits		19		18
	Other liabilities		1		1
	Provisions		1		1
	Insurance liabilities		—		1
SO-MYUNG Recycling Co., Ltd.	Insurance liabilities		—		1
Go2joy Co., Ltd.	Financial assets at fair value through profit or loss		1,200		1,200

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

33.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of March 31, 2025 and December 31, 2024, are as follows: (cont’d)

(In millions of Korean won)		March 31, 2025		December 31, 2024
S&E Bio Co., Ltd.	Financial assets at fair value through profit or loss	~~W~~	4,000	~~W~~	4,000
	Loans measured at amortized cost (gross amount)		2,019		2,016
	Other assets		3		3
	Deposits		846		772
	Other liabilities		1		3
	Allowances for credit losses		15		15
	Provisions		1		2
Bluepointpartners Inc.	Financial assets at fair value through profit or loss		1,636		1,636
4N Inc.	Deposits		—		4
Xenohelix Co., Ltd.	Financial assets at fair value through profit or loss		3,100		3,100
	Loans measured at amortized cost (gross amount)		554		4
	Allowances for credit losses		8		—
	Other assets		1		—
	Deposits		331		302
Contents First Inc.	Financial assets at fair value through profit or loss		13,213		13,213
	Loans measured at amortized cost (gross amount)		10,077		10,065
	Allowances for credit losses		13		12
	Other assets		3		3
	Deposits		303		729
	Other liabilities		4		4
KB-MDI Centauri Fund LP	Financial assets at fair value through profit or loss		21,058		21,058
	Other assets		102		—
2020 KB Fintech Renaissance Fund	Other assets		29		37
OKXE Inc.	Financial assets at fair value through profit or loss		2,722		2,722
Newavel Co., Ltd.	Loans measured at amortized cost (gross amount)		15		20
	Allowances for credit losses		13		—
Pin Therapeutics Inc.	Loans measured at amortized cost (gross amount)		45		29
	Financial assets at fair value through profit or loss		7,000		7,000
	Deposits		6,195		11,133
	Other liabilities		121		117
	Allowances for credit losses		4		3
IMBiologics Corp.	Loans measured at amortized cost (gross amount)		1		2
	Financial assets at fair value through profit or loss		7,000		7,000

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

33.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of March 31, 2025 and December 31, 2024, are as follows: (cont’d)

(In millions of Korean won)		March 31, 2025		December 31, 2024
SuperNGine Co., Ltd.	Loans measured at amortized cost (gross amount)	~~W~~	482	~~W~~	482
	Deposits		326		217
	Allowances for credit losses		39		39
	Other assets		1		1
	Financial assets at fair value through profit or loss		1,996		1,996
Desilo Inc.	Financial assets at fair value through profit or loss		3,168		3,168
	Loans measured at amortized cost (gross amount)		300		300
	Allowances for credit losses		5		5
	Deposits		6		3
Turing Co., Ltd.	Financial assets at fair value through profit or loss		3,000		3,000
	Loans measured at amortized cost (gross amount)		900		900
	Allowances for credit losses		6		6
	Other assets		3		2
	Deposits		275		819
Kukka Co., Ltd.	Financial assets at fair value through profit or loss		2,490		2,490
	Insurance liabilities		—		1
ZIPDOC Inc.	Deposits		—		1
TeamSparta Inc.	Loans measured at amortized cost (gross amount)		10		5
	Financial assets at fair value through profit or loss		4,001		4,001
	Provisions		1		1
	Deposits		15,860		18,635
	Other liabilities		43		34
Chabot Mobility Co., Ltd.	Financial assets at fair value through profit or loss		2,580		2,580
	Deposits		1,002		631
	Other liabilities		3		—
Wemade Connect Co., Ltd.	Financial assets at fair value through profit or loss		7,466		7,466
	Loans measured at amortized cost (gross amount)		35		29
	Allowances for credit losses		11		9
	Provisions		14		14
	Deposits		9,226		5,465
	Insurance liabilities		4		4
	Other liabilities		36		38

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

33.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of March 31, 2025 and December 31, 2024, are as follows: (cont’d)

(In millions of Korean won)		March 31, 2025		December 31, 2024
Nextrade Co., Ltd.	Deposits	~~W~~	15,543	~~W~~	15,281
	Other liabilities		1,765		1,579
TMAP Mobility Co., Ltd.	Loans measured at amortized cost (gross amount)		50		73
	Allowances for credit losses		—		1
	Deposits		100,004		100,010
	Insurance liabilities		141		235
	Other liabilities		421		548
	Provisions		5		5
FutureConnect Co., Ltd.	Financial assets at fair value through profit or loss		1,499		1,499
Grinergy Co., Ltd. *	Loans measured at amortized cost (gross amount)		—		1
	Provisions		—		2
NexThera Co., Ltd.	Financial assets at fair value through profit or loss		3,000		3,000
FineKB Private Equity Fund No.1	Other assets		286		144
Paramark KB Fund No.1	Other liabilities		13		45
KB-Badgers Future Mobility ESG Fund No.1	Other liabilities		305		—
KB Social Impact Investment Fund	Other assets		300		250
Checkmate Therapeutics Inc.	Financial assets at fair value through profit or loss		3,200		3,200
	Insurance liabilities		2		3
Hibiscus Fund LP	Financial assets at fair value through profit or loss		14,717		14,717
	Other assets		283		210
RMG-KB BioAccess Fund L.P.	Financial assets at fair value through profit or loss		10,025		9,379
	Other assets		92		—
RMG-KB BP Management Ltd.	Financial assets at fair value through profit or loss		361		344
KB Co-Investment Private Equity Fund No.1	Other assets		293		302
Spoon Radio Co., Ltd.	Financial assets at fair value through profit or loss		15,006		15,006
Neuroptika Inc.	Financial assets at fair value through profit or loss		5,879		5,879
Bitgoeul Cheomdan Green 1st Co., Ltd.	Deposits		1,248		1,239
Bigwave Robotics Crop.	Loans measured at amortized cost (gross amount)		40		39
	Allowances for credit losses		6		—
	Financial assets at fair value through profit or loss		2,750		2,750
	Deposits		—		501
	Provisions		3		—
	Other liabilities		—		6

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

33.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of March 31, 2025 and December 31, 2024, are as follows: (cont’d)

(In millions of Korean won)		March 31, 2025		December 31, 2024
3D Interactive Co., Ltd.	Loans measured at amortized cost (gross amount)	~~W~~	2	~~W~~	6
	Provisions		2		2
	Financial assets at fair value through profit or loss		2,300		2,300
	Deposits		131		1,779
XL8 INC.	Financial assets at fair value through profit or loss		5,869		5,869
Elev8-Capital Fund I	Financial assets at fair value through profit or loss		16,250		16,250
New Daegu Busan Expressway Co., Ltd.	Loans measured at amortized cost (gross amount)		12,134		24,264
	Allowances for credit losses		2		4
	Other assets		10		22
	Provisions		1		—
	Deposits		155,102		150,007
	Other liabilities		727		1,928
	Insurance liabilities		342		22
AIM FUTURE, Inc.	Financial assets at fair value through profit or loss		2,000		2,000
	Loans measured at amortized cost (gross amount)		902		908
	Allowances for credit losses		5		5
	Other assets		1		1
	Deposits		343		760
Novorex Inc.	Financial assets at fair value through profit or loss		2,000		2,000
	Loans measured at amortized cost (gross amount)		14		8
	Deposits		6		6
Seokwang T&I Co., Ltd	Insurance liabilities		1		2
ADP Holdings Co., Ltd.	Deposits		2,038		2,058
	Other liabilities		6		7
ADPGREEN	Loans measured at amortized cost (gross amount)		18		25
	Deposits		2,099		1,802
	Other liabilities		16		8
	Allowances for credit losses		2		8
	Provisions		1		3
	Insurance liabilities		58		101
Logpresso Inc.	Financial assets at fair value through profit or loss		3,000		3,000
	Loans measured at amortized cost (gross amount)		38		31
	Deposits		412		457

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

33.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of March 31, 2025 and December 31, 2024, are as follows: (cont’d)

(In millions of Korean won)		March 31, 2025		December 31, 2024
Onheal Co., Ltd.	Financial assets at fair value through profit or loss	~~W~~	10,000	~~W~~	10,000
	Deposits		1		5,001
Ascent Global Fund III	Financial assets at fair value through profit or loss		3,767		3,767
DYNE MEDICAL GROUP Inc.	Financial assets at fair value through profit or loss		3,001		3,001
	Loans measured at amortized cost (gross amount)		2,028		2,022
	Allowances for credit losses		16		16
	Provisions		6		6
	Other assets		1		1
	Deposits		2,464		3,813
	Other liabilities		27		23
	Insurance liabilities		3		1
TriOar Inc.	Financial assets at fair value through profit or loss		3,000		3,000
	Loans measured at amortized cost (gross amount)		9		16
	Deposits		4,543		6,054
	Other liabilities		33		73
Coxwave Co., Ltd.	Financial assets at fair value through profit or loss		3,000		3,000
SDT Inc.	Financial assets at fair value through profit or loss		3,105		3,105
Yeoulhyulgangho	Financial assets at fair value through profit or loss		500		500
	Deposits		473		456
KB-VEP Contact Fund	Other assets		15		15
Xpanner Inc	Financial assets at fair value through profit or loss		9,673		9,673
	Insurance liabilities		2		1
SD Speed Co.,Ltd.	Insurance liabilities		1		1
Allra Fintech Corp.	Loans measured at amortized cost (gross amount)		19		—
	Allowances for credit losses		2		—
	Deposits		2,084		1,671
	Other liabilities		1		1
	Provisions		1		2
GCSM Holdings Limited	Financial assets at fair value through profit or loss		9,506		9,506
KB Rejuvenation Fund	Other assets		37		3
Qoala	Financial assets at fair value through profit or loss		6,554		6,554
FineKB Private Equity Fund No.2	Other assets		34		35
Koru Pharma Co., Ltd.	Financial assets at fair value through profit or loss		7,890		—
	Deposits		38		—
	Insurance liabilities		10		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

33.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of March 31, 2025 and December 31, 2024, are as follows: (cont’d)

(In millions of Korean won)		March 31, 2025		December 31, 2024
Key management personnel
Key management personnel	Loans measured at amortized cost (gross amount)	~~W~~	6,129	~~W~~	7,125
	Allowances for credit losses		2		3
	Other assets		7		8
	Deposits		17,017		15,365
	Provisions		1		1
	Insurance liabilities		2,741		2,308
	Other liabilities		355		555
Others
Retirement pension	Other assets		688		739
	Other liabilities		349		1,215

*	Excluded from the Group’s related party as of March 31, 2025, therefore, the remaining outstanding balances with those entities are not disclosed.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

33.3 Details of significant lending transactions with related parties for the three-month periods ended March 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025
	Beginning		Loan		Collection		Ending
Associates and joint ventures
Korea Credit Bureau Co., Ltd.	~~W~~	36	~~W~~	156	~~W~~	(36)	~~W~~	156
Incheon Bridge Co., Ltd.		105,423		261		(2,637)		103,047
Star-Lord General Investors Private Real Estate Investment Company No.10		149,898		78		—		149,976
Food Factory Co., Ltd.		1,764		12		(116)		1,660
Big Dipper Co., Ltd.		43		9		(43)		9
RMGP Bio-Pharma Investment Fund, L.P.		7,205		—		(863)		6,342
RMGP Bio-Pharma Investment, L.P.		25		—		(2)		23
Wyatt Corp. *		3,000		—		(3,000)		—
Banksalad Co., Ltd.		2,059		—		—		2,059
UPRISE, Inc.		1,817		—		—		1,817
Stratio, Inc.		1,000		—		—		1,000
Honest Fund, Inc.		442		—		(442)		—
CellinCells Co., Ltd.		2,001		5		(1)		2,005
KB No.21 Special Purpose Acquisition Company		3,122		—		(1,832)		1,290
KB No.25 Special Purpose Acquisition Company		1,850		65		—		1,915
KB No.26 Special Purpose Acquisition Company *		2,150		966		—		3,116
KB No.27 Special Purpose Acquisition Company		5,877		151		—		6,028
KB No.28 Special Purpose Acquisition Company		2,113		54		—		2,167
KB No.29 Special Purpose Acquisition Company		3,015		72		—		3,087
KB No.30 Special Purpose Acquisition Company		2,835		51		—		2,886
KB No.31 Special Purpose Acquisition Company		4,301		151		—		4,452
Channel Corporation		20,141		—		(5,886)		14,255
MitoImmune Therapeutics		1,574		—		—		1,574
Bioprotect Ltd.		4,628		—		—		4,628
ASSEMBLE CORPORATION		6,021		19		(21)		6,019
Go2joy Co., Ltd.		1,200		—		—		1,200
S&E Bio Co., Ltd.		6,016		19		(16)		6,019
Bluepointpartners Inc.		1,636		—		—		1,636
Xenohelix Co., Ltd.		3,104		554		(4)		3,654
Contents First Inc.		23,278		77		(65)		23,290
KB-MDI Centauri Fund LP		21,058		—		—		21,058

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

33.3 Details of significant lending transactions with related parties for the three-month periods ended March 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)	2025
	Beginning		Loan		Collection		Ending
OKXE Inc.	~~W~~	2,722	~~W~~	—	~~W~~	—	~~W~~	2,722
Checkmate Therapeutics Inc.		3,200		—		—		3,200
Newavel Co., Ltd.		20		15		(20)		15
IMBiologics Corp.		7,002		1		(2)		7,001
Spark Biopharma Inc.		4,649		26		(15)		4,660
Pin Therapeutics Inc.		7,029		45		(29)		7,045
Hibiscus Fund LP		14,717		—		—		14,717
SuperNGine Co., Ltd.		2,478		2		(2)		2,478
Desilo Inc.		3,468		—		—		3,468
RMG-KB BioAccess Fund L.P.		9,379		646		—		10,025
RMG-KB BP Management Ltd.		344		17		—		361
Turing Co., Ltd.		3,900		—		—		3,900
Kukka Co., Ltd.		2,490		—		—		2,490
Grinergy		1		—		(1)		—
NexThera Co., Ltd.		3,000		—		—		3,000
Chabot Mobility Co., Ltd.		2,580		—		—		2,580
TeamSparta Inc.		4,006		10		(5)		4,011
FutureConnect Co., Ltd.		1,499		—		—		1,499
Wemade Connect Co., Ltd.		7,495		35		(29)		7,501
TMAP Mobility Co., Ltd		73		50		(73)		50
Spoon Radio Co., Ltd.		15,006		—		—		15,006
Neuroptika Inc.		5,879		—		—		5,879
Bigwave Robotics Crop.		2,789		40		(39)		2,790
3D Interactive Co., Ltd.		2,306		2		(6)		2,302
XL8 INC.		5,869		—		—		5,869
Elev8-Capital Fund I		16,250		—		—		16,250
AIM FUTURE, Inc.		2,908		2		(8)		2,902
New Daegu Busan Expressway Co., Ltd.		24,264		10		(12,140)		12,134
Novorex Inc.		2,008		14		(8)		2,014
Logpresso Inc.		3,031		38		(31)		3,038
Onheal Co., Ltd.		10,000		—		—		10,000
Ascent Global Fund III LP		3,767		—		—		3,767
DYNE MEDICAL GROUP Inc.		5,023		21		(15)		5,029
TriOar Inc.		3,016		9		(16)		3,009
Coxwave Co., Ltd.		3,000		—		—		3,000
SDT Inc.		3,105		—		—		3,105
Yeoulhyulgangho		500		—		—		500
ADPGREEN		25		18		(25)		18
Xpanner Inc		9,673		—		—		9,673
GCSM Holdings Limited		9,506		—		—		9,506
Qoala		6,554		—		—		6,554
Allra Fintech Corp.		—		19		—		19
Koru Pharma Co., Ltd.		—		7,890		—		7,890
Key management personnel		7,125		1,366		(2,362)		6,129

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

33.3 Details of significant lending transactions with related parties for the three-month periods ended March 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)	2024
	Beginning		Loan		Collection		Ending
Associates and joint ventures
Korea Credit Bureau Co., Ltd.	~~W~~	37	~~W~~	173	~~W~~	(37)	~~W~~	173
Incheon Bridge Co., Ltd.		113,794		12		(2,751)		111,055
Star-Lord General Investors Private Real Estate Investment Company No.10		149,590		75		—		149,665
KB Cape No.1 Private Equity Fund		1,935		—		—		1,935
RAND Bio Science Co., Ltd.		1		1		(1)		1
Food Factory Co., Ltd.		2,875		7		(54)		2,828
Big Dipper Co., Ltd.		14		15		(14)		15
RMGP Bio-Pharma Investment Fund, L.P.		5,938		753		—		6,691
RMGP Bio-Pharma Investment, L.P.		20		1		—		21
Wyatt Corp.		6,000		—		—		6,000
Banksalad Co., Ltd.		9,148		—		—		9,148
UPRISE, Inc.		5,710		—		—		5,710
Stratio, Inc.		1,000		—		—		1,000
Honest Fund, Inc.		3,999		—		—		3,999
CellinCells Co., Ltd.		2,003		2		(3)		2,002
KB No.21 Special Purpose Acquisition Company		2,987		105		—		3,092
KB No.22 Special Purpose Acquisition Company		2,985		1,373		—		4,358
KB No.25 Special Purpose Acquisition Company		2,025		—		(40)		1,985
KB No.26 Special Purpose Acquisition Company		2,204		419		—		2,623
KB No.27 Special Purpose Acquisition Company		6,054		208		—		6,262
KB No.28 Special Purpose Acquisition Company		—		995		—		995
KB No.29 Special Purpose Acquisition Company		—		1,490		—		1,490
COSES GT Co., Ltd.		1		2		(1)		2
Channel Corporation		16,906		—		—		16,906
MitoImmune Therapeutics		7,000		—		—		7,000
Bioprotect Ltd.		4,474		—		—		4,474
Gomi corporation Inc.		6,155		12		(55)		6,112
Go2joy Co., Ltd.		1,200		—		—		1,200
S&E Bio Co., Ltd.		4,013		6		(13)		4,006
Bluepointpartners Inc.		1,874		—		—		1,874
Xenohelix Co., Ltd.		3,100		—		—		3,100
Contents First Inc.		17,642		1,056		(365)		18,333
KB-MDI Centauri Fund LP		18,993		—		—		18,993

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

33.3 Details of significant lending transactions with related parties for the three-month periods ended March 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)	2024
	Beginning		Loan		Collection		Ending
OKXE Inc.	~~W~~	800	~~W~~	—	~~W~~	—	~~W~~	800
Checkmate Therapeutics Inc.		3,200		—		—		3,200
Mantisco Co., Ltd.		3,013		8		(13)		3,008
IMBiologics Corp.		7,005		2		(5)		7,002
Spark Biopharma Inc.		7,467		15		(17)		7,465
Pin Therapeutics Inc.		5,011		9		(11)		5,009
Hibiscus Fund LP		12,915		—		—		12,915
SuperNGine Co., Ltd.		2,599		3		(3)		2,599
Desilo Inc.		3,468		—		—		3,468
RMG-KB BioAccess Fund L.P.		5,036		326		—		5,362
RMG-KB BP Management Ltd.		174		14		—		188
IGGYMOB Co., Ltd.		5,007		7		(7)		5,007
Turing Co., Ltd.		4,901		—		—		4,901
Kukka Co., Ltd.		2,490		—		—		2,490
ZIPDOC Inc.		2,000		—		—		2,000
Gushcloud Talent Agency		3,688		—		—		3,688
Grinergy		6,486		2		—		6,488
NexThera Co., Ltd.		3,000		—		—		3,000
Chabot Mobility Co., Ltd.		2,000		—		—		2,000
TeamSparta Inc.		4,308		572		(307)		4,573
FutureConnect Co., Ltd.		1,499		—		—		1,499
Wemade Connect Co., Ltd.		12,337		34		(44)		12,327
TMAP Mobility Co., Ltd		106		58		(106)		58
Spoon Radio Co., Ltd.		19,506		—		—		19,506
Neuroptika Inc.		5,879		—		—		5,879
Bigwave Robotics Crop.		2,781		31		(31)		2,781
Blinkers Inc.		999		—		—		999
3D Interactive Co., Ltd.		2,342		20		(42)		2,320
XL8 INC.		5,148		—		—		5,148
Elev8-Capital Fund I		6,656		2,696		—		9,352
AIM FUTURE, Inc.		2,900		5		—		2,905
New Daegu Busan Expressway Co., Ltd.		72,742		8		(12,126)		60,624
Novorex Inc.		2,000		25		—		2,025
Logpresso Inc.		—		3,000		—		3,000
Key management personnel		5,490		2,757		(2,466)		5,781

*	Excluded from the Group’s related party as of March 31, 2025.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

33.4 Details of significant borrowing transactions with related parties for the three-month periods ended March 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025
	Beginning		Borrowing		Repayment		Others [1]		Ending
Associates and joint ventures
Korea Credit Bureau Co., Ltd.	~~W~~	40,570	~~W~~	—	~~W~~	—	~~W~~	(37,942)	~~W~~	2,628
Incheon Bridge Co., Ltd.		43,867		7,000		—		(13,125)		37,742
Jungdo Co., Ltd.		4		—		—		—		4
Iwon Alloy Co., Ltd.		2		—		—		(2)		—
Skydigital Inc.		30		—		—		(16)		14
Aju Good Technology Venture Fund		1,809		—		—		(1,770)		39
KB-KDBC Pre-IPO New Technology Business Investment Fund		39		—		—		(16)		23
WJ Private Equity Fund No.1		46		—		—		(2)		44
KB No.21 Special Purpose Acquisition Company		2,247		—		—		(40)		2,207
KB No.25 Special Purpose Acquisition Company		1,545		—		(30)		25		1,540
KB No.26 Special Purpose Acquisition Company [2]		1,763		—		(110)		(1,653)		—
KB No.27 Special Purpose Acquisition Company		4,613		—		—		(41)		4,572
KB No.28 Special Purpose Acquisition Company		1,910		—		—		(9)		1,901
KB No.29 Special Purpose Acquisition Company		2,338		—		—		(13)		2,325
KB No.30 Special Purpose Acquisition Company		1,786		—		—		(7)		1,779
KB No.31 Special Purpose Acquisition Company		2,352		—		—		(6)		2,346
RAND Bio Science Co., Ltd. [2]		4		—		—		(4)		—
Food Factory Co., Ltd.		907		—		—		(335)		572
Big Dipper Co., Ltd.		123		—		—		(93)		30
Wyatt Corp. [2]		1		—		—		(1)		—
CellinCells Co., Ltd.		13		—		—		33		46
S&E Bio Co., Ltd.		18		—		—		1		19
ASSEMBLE CORPORATION		772		430		(50)		(306)		846
4N Inc.		4		—		—		(4)		—
Contents First Inc.		729		—		—		(426)		303

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

33.4 Details of significant borrowing transactions with related parties for the three-month periods ended March 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)	2025
	Beginning		Borrowing		Repayment		Others [1]		Ending
Pin Therapeutics Inc.	~~W~~	11,133	~~W~~	—	~~W~~	(4,000)	~~W~~	(938)	~~W~~	6,195
Spark Biopharma Inc.		4,759		4,394		(4,857)		(156)		4,140
SuperNGine Co., Ltd.		217		—		—		109		326
Desilo Inc.		3		—		—		3		6
Turing Co., Ltd.		819		—		—		(544)		275
TMAP Mobility Co., Ltd.		100,010		100,000		(100,000)		(6)		100,004
Nextrade Co., Ltd.		15,281		—		—		262		15,543
ZIPDOC Inc.		1		—		—		(1)		—
TeamSparta Inc.		18,635		—		—		(2,775)		15,860
Chabot Mobility Co., Ltd.		631		—		—		371		1,002
Wemade Connect Co., Ltd.		5,465		5,019		(3,000)		1,742		9,226
Channel Corporation		6		—		—		—		6
Bitgoeul Cheomdan Green 1st Co., Ltd.		1,239		—		—		9		1,248
Bigwave Robotics Crop.		501		—		(501)		—		—
3D Interactive Co., Ltd.		1,779		—		—		(1,648)		131
AIM FUTURE, Inc.		760		—		—		(417)		343
New Daegu Busan Expressway Co., Ltd.		150,007		61,000		(61,000)		5,095		155,102
Novorex Inc.		6		—		—		—		6
Xenohelix Co., Ltd.		302		—		—		29		331
ADP Holdings Co., Ltd.		2,058		2,029		(2,057)		8		2,038
ADPGREEN		1,802		750		(550)		97		2,099
Logpresso Inc.		457		574		(300)		(319)		412
DYNE MEDICAL GROUP Inc.		3,813		2,000		(2,500)		(849)		2,464
Onheal Co., Ltd.		5,001		—		—		(5,000)		1
TriOar Inc.		6,054		1,000		(2,500)		(11)		4,543
Yeoulhyulgangho		456		130		(200)		87		473
Allra Fintech Corp.		1,671		2,000		(2,000)		413		2,084
Koru Pharma Co., Ltd.		—		—		—		38		38
Key management personnel		15,365		9,238		(7,817)		231		17,017

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

33.4 Details of significant borrowing transactions with related parties for the three-month periods ended March 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)	2024
	Beginning		Borrowing		Repayment		Others [1]		Ending
Associates and joint ventures
Korea Credit Bureau Co., Ltd.	~~W~~	17,003	~~W~~	—	~~W~~	—	~~W~~	(13,167)	~~W~~	3,836
Incheon Bridge Co., Ltd.		40,992		—		—		(4,376)		36,616
Jungdo Co., Ltd.		4		—		—		—		4
Dae-A Leisure Co., Ltd.		150		—		—		—		150
Iwon Alloy Co., Ltd.		1		—		—		1		2
Skydigital Inc.		65		—		—		(33)		32
Aju Good Technology Venture Fund		1,202		—		—		1,613		2,815
KB-KDBC Pre-IPO New Technology Business Investment Fund		46		—		—		(1)		45
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		—		—		—		9		9
WJ Private Equity Fund No.1		103		—		—		(2)		101
KB No.21 Special Purpose Acquisition Company		2,261		—		—		(16)		2,245
KB No.22 Special Purpose Acquisition Company		1,848		—		—		(83)		1,765
KB No.25 Special Purpose Acquisition Company		1,586		—		—		(12)		1,574
KB No.26 Special Purpose Acquisition Company		1,761		—		—		(38)		1,723
KB No.27 Special Purpose Acquisition Company		4,497		—		—		(12)		4,485
KB No.28 Special Purpose Acquisition Company		—		1,890		—		290		2,180
RAND Bio Science Co., Ltd.		4		—		—		—		4
Food Factory Co., Ltd.		629		—		—		(457)		172
Big Dipper Co., Ltd.		40		—		—		(40)		—
Wyatt Corp.		1		—		—		—		1
CellinCells Co., Ltd.		37		—		—		48		85
COSES GT Co., Ltd.		1		—		—		13		14
Gomi corporation Inc.		78		—		—		55		133
S&E Bio Co., Ltd.		2,342		—		(500)		(266)		1,576
4N Inc.		49		—		—		(47)		2
Contents First Inc.		1,072		—		—		(253)		819

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

33.4 Details of significant borrowing transactions with related parties for the three-month periods ended March 31, 2025 and 2024, are as follows: (cont’d)

(In millions of Korean won)	2024
	Beginning		Borrowing		Repayment		Others [1]		Ending
Mantisco Co., Ltd.	~~W~~	46	~~W~~	—	~~W~~	—	~~W~~	412	~~W~~	458
Pin Therapeutics Inc.		265		—		—		188		453
Spark Biopharma Inc.		11,419		8,756		(12,216)		1,229		9,188
SuperNGine Co., Ltd.		69		—		—		11		80
Desilo Inc.		3		—		—		2		5
Turing Co., Ltd.		1,726		1,000		—		(587)		2,139
IGGYMOB Co., Ltd.		—		—		—		5		5
TMAP Mobility Co., Ltd.		80,016		110,000		(80,000)		75		110,091
KAELEEWALEE GLOBAL SAELAENJINSAMO INVESTMENT JE2HO LIMITED PARTNERSHIP [2]		3,790		2,910		(621)		(6,079)		—
Nextrade Co., Ltd.		56,203		—		—		—		56,203
Kukka Co., Ltd.		—		—		—		4		4
ZIPDOC Inc.		181		—		—		(129)		52
TeamSparta Inc.		7,672		—		—		115		7,787
Chabot Mobility Co., Ltd.		164		—		—		(121)		43
Wemade Connect Co., Ltd.		8,843		8,500		(8,500)		200		9,043
Channel Corporation		2,030		—		(2,000)		(25)		5
Bitgoeul Cheomdan Green 1st Co., Ltd.		833		—		—		(11)		822
KB-FT Green Growth No.1 New Technology Business Investment Association		700		—		—		—		700
Bigwave Robotics Crop.		4		—		—		(2)		2
3D Interactive Co., Ltd.		1,501		—		—		(751)		750
AIM FUTURE, Inc.		3,393		1,000		(2,000)		387		2,780
New Daegu Busan Expressway Co., Ltd.		146,169		96,000		(50,432)		(40,889)		150,848
Novorex Inc.		7		—		—		(1)		6
Xenohelix Co., Ltd.		904		—		—		(427)		477
ADP Holdings Co., Ltd.		—		1,885		—		499		2,384
ADPGREEN		—		7,751		(7,701)		1,209		1,259
Logpresso Inc.		—		—		—		434		434
Key management personnel		15,902		7,724		(4,854)		1,306		20,078

[1]	Transactions between related parties, such as settlements arising from operating activities and deposits, are expressed in net amount.
[2]	Excluded from the Group’s related party as of March 31, 2025.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

33.5 Details of significant investment and withdrawal transactions with related parties for the three-month periods ended March 31, 2025 and 2024, are as follows:

	2025				2024
(In millions of Korean won)	Equity investment and others		Withdrawal and others		Equity investment and others		Withdrawal and others
Balhae Infrastructure Company	~~W~~	—	~~W~~	4,660	~~W~~	—	~~W~~	1,541
POSCO-KB Shipbuilding Fund		—		250		—		—
KB-KDBC Pre-IPO New Technology Business Investment Fund		—		600		—		—
KB-SJ Tourism Venture Fund		—		—		—		2,910
Korea Credit Bureau Co., Ltd.		—		90		—		90
KB-Solidus Global Healthcare Fund		—		—		—		700
KB-Stonebridge Secondary Private Equity Fund		—		4,554		—		—
KB SPROTT Renewable Private Equity Fund No.1		—		5,535		—		—
KB-NAU Special Situation Corporate Restructuring Private Equity Fund		3,744		—		—		—
2020 KB Fintech Renaissance Fund		—		165		—		—
KB Material and Parts No.1 PEF *		—		—		—		3,400
KB-TS Technology Venture Private Equity Fund		15		—		—		1,344
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		—		—		—		2,228
Aju Good Technology Venture Fund		—		780		—		560
G payment Joint Stock Company		—		52		113		—
KB-KTB Technology Venture Fund		—		107		—		—
KB-SOLIDUS Healthcare Investment Fund		94		—		—		—
Paramark KB Fund No.1		3,690		—		3,180		—
FineKB Private Equity Fund No.1		—		—		6,790		—
KB No.26 Special Purpose Acquisition Company *		—		5		—		—
KB No.29 Special Purpose Acquisition Company		—		—		10		—
KB No.32 Special Purpose Acquisition Company		10		—		—		—
KB-BridgePole Venture Investment Fund *		—		—		—		136
JS Private Equity Fund No.3		—		—		—		755
KB Co-Investment Private Equity Fund No.1		—		—		759		—
POSITIVE Sobujang Venture Fund No.1 *		—		879		—		—
History 2022 Fintech Fund		—		1,500		—		—
KB-NP Green ESG New Technology Venture Capital Fund		—		—		4,350		—
KB-Badgers Future Mobility ESG Fund No.1		—		55		1,314		—
Friend 55 New Technology Business Investment Fund *		—		—		—		1,200
Shinhan-Eco Venture Fund 2nd		25		—		200		—
2023 JB Newtech No.2 Fund		—		298		—		—
U-KB Credit No.1S Private Equity		—		274		63		—
KB No.28 Special Purpose Acquisition Company		—		—		5		—
Timefolio Athleisure Investment Fund		—		—		4,000		—
COMPA Global Scale-Up Fund No.3		—		—		1,000		—
AKK Robotech Valueup New Technology Investment Fund		—		—		1,000		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

33.5 Details of significant investment and withdrawal transactions with related parties for the three-month periods ended March 31, 2025 and 2024, are as follows:

	2025				2024
(In millions of Korean won)	Equity investment and others		Withdrawal and others		Equity investment and others		Withdrawal and others
YG MCE PROJECT NO.1 Fund	~~W~~	—	~~W~~	—	~~W~~	1,500	~~W~~	—
IMM global Secondary 1-1 Equity Private Fund		756		—		—		—
KB-Cyrus Tourism Venture Fund		1,000		—		—		—
KB-IMM New Star Real Estate Private Fund I		6,099		791		—		2,910
VIG Private Equity Fund V-3		55		—		—		90
KOENTEC Co. Ltd. *		—		107,428		—		700
E&I Holdings		27,300		—		—		—

*	Excluded from the Group’s related party as of March 31, 2025.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

33.6 Unused commitments provided to related parties as of March 31, 2025 and December 31, 2024, are as follows:

(In millions of Korean won or in a US Dollar or Malaysian ringgit or the Indonesian Rupiah)		March 31, 2025		December 31, 2024
Associates and joint ventures
Balhae Infrastructure Company	Purchase of securities	~~W~~	6,154	~~W~~	6,154
Korea Credit Bureau Co., Ltd.	Unused lines of credit for credit card		444		565
Incheon Bridge Co., Ltd.	Loan commitments in Korean won		20,000		20,000
	Unused lines of credit for credit card		83		88
TeamSparta Inc.	Loan commitments in Korean won		1,000		1,000
	Unused lines of credit for credit card		690		696
3D Interactive Co., Ltd.	Unused lines of credit for credit card		48		44
Food Factory Co., Ltd.	Unused lines of credit for credit card		47		50
CellinCells Co., Ltd.	Unused lines of credit for credit card		7		11
RAND Bio Science Co., Ltd. *	Unused lines of credit for credit card		—		25
Big Dipper Co., Ltd.	Unused lines of credit for credit card		46		12
ASSEMBLE CORPORATION	Unused lines of credit for credit card		31		29
COSES GT Co., Ltd. *	Unused lines of credit for credit card		—		12
Spark Biopharma Inc.	Unused lines of credit for credit card		24		35
Newavel Co., Ltd.	Unused lines of credit for credit card		—		10
IMBiologics Corp.	Unused lines of credit for credit card		21		21
SuperNGine Co., Ltd.	Unused lines of credit for credit card		38		38
IGGYMOB Co., Ltd.	Unused lines of credit for credit card		50		50
Pin Therapeutics Inc.	Unused lines of credit for credit card		5		21
Grinergy Co., Ltd. *	Unused lines of credit for credit card		—		9
S&E Bio Co., Ltd.	Unused lines of credit for credit card		31		34
Wemade Connect Co., Ltd.	Unused lines of credit for credit card		115		121
TMAP Mobility Co., Ltd.	Unused lines of credit for credit card		767		744
Contents First Inc.	Unused lines of credit for credit card		23		35
Allra Fintech Corp.	Unused lines of credit for credit card		31		49

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

33.6 Unused commitments provided to related parties as of March 31, 2025 and December 31, 2024, are as follows: (cont’d)

(In millions of Korean won or in a US Dollar or Malaysian ringgit or the Indonesian Rupiah)		March 31, 2025		December 31, 2024
Bigwave Robotics Crop.	Unused lines of credit for credit card	~~W~~	60	~~W~~	61
New Daegu Busan Expressway Co., Ltd.	Unused lines of credit for credit card		10		4
AIM FUTURE, Inc.	Unused lines of credit for credit card		41		35
Novorex Inc.	Unused lines of credit for credit card		23		28
Xenohelix Co., Ltd.	Unused lines of credit for credit card		7		6
ADPGREEN	Unused lines of credit for credit card		32		25
Logpresso Inc.	Unused lines of credit for credit card		22		29
DYNE MEDICAL GROUP Inc.	Unused lines of credit for credit card		126		135
TriOar Inc.	Unused lines of credit for credit card		41		34
KB-CJ Venture Fund 1st	Purchase of securities		4,200		4,200
KB-Stonebridge Secondary Private Equity Fund	Purchase of securities		173		173
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	Purchase of securities		924		4,524
All Together Korea Fund No.2	Purchase of securities		990,000		990,000
KB-SOLIDUS Healthcare Investment Fund	Purchase of securities		23,569		23,569
KB Co-Investment Private Equity Fund No.1	Purchase of securities		4,393		4,393
KB-Badgers Future Mobility ESG Fund No.1	Purchase of securities		26,920		26,920
KB-NP Green ESG New Technology Venture Capital Fund	Purchase of securities		9,750		9,750
FineKB Private Equity Fund No.1	Purchase of securities		2,335		2,335
KB-Solidus Global Healthcare Fund	Commitments on loss absorption priority		4,500		4,500
Paramark KB Fund No.1	Purchase of securities		2,670		6,360
Smart Korea KB Future9-Sejong Venture Fund	Purchase of securities		2,000		2,000

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

33.6 Unused commitments provided to related parties as of March 31, 2025 and December 31, 2024, are as follows: (cont’d)

(In millions of Korean won or in a US Dollar or Malaysian ringgit or the Indonesian Rupiah)		March 31, 2025		December 31, 2024
Shinhan-Eco Venture Fund 2nd	Purchase of securities	~~W~~	425	~~W~~	450
U-KB Credit No.1S Private Equity	Purchase of securities		35,700		35,700
KB-Cyrus Tourism Venture Fund	Commitments on purchase of securities		3,000		4,000
KB-SBI Global Strategic Capital Fund	Commitments on purchase of securities		55,702		55,702
KB-IMM New Star Real Estate Private Fund I	Purchase of securities		36,274		42,442
VIG Private Equity Fund V-3	Purchase of securities		8,309		8,364
E&I Holdings	Commitments on purchase of securities		20,635		—
RMGP Bio-Pharma Investment Fund, L.P.	Purchase of securities	USD	2,693,142	USD	2,693,142
RMGP Bio-Pharma Investment, L.P.	Purchase of securities	USD	8,470	USD	8,470
RMG-KB BP Management Ltd.	Purchase of securities	USD	544,902	USD	556,617
RMG-KB BioAccess Fund L.P.	Purchase of securities	USD	20,669,407	USD	21,113,820
Elev8-Capital Fund I	Purchase of securities	IDR	1,787,097,277	IDR	1,787,096,277
Ascent Global Fund III	Purchase of securities	USD	22,437,479	USD	32,437,479
Key management personnel
Key management personnel	Loan commitments in Korean won		2,182		3,011

*	Excluded from the Group’s related party as of March 31, 2025.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

33.7 Details of compensation to key management personnel for the three-month periods ended March 31, 2025 and 2024, are as follows:

(In millions of Korean won)	2025
	Short-term employee benefits		Post- employment benefits		Share-based payments		Total
Registered directors (executive)	~~W~~	1,867	~~W~~	271	~~W~~	1,217	~~W~~	3,355
Registered directors (non-executive)		271		—		—		271
Non-registered directors		3,409		151		1,671		5,231

	~~W~~	5,547	~~W~~	422	~~W~~	2,888	~~W~~	8,857

(In millions of Korean won)	2024
	Short-term employee benefits		Post- employment benefits		Share-based payments		Total
Registered directors (executive)	~~W~~	2,771	~~W~~	263	~~W~~	4,466	~~W~~	7,500
Registered directors (non-executive)		278		—		—		278
Non-registered directors		2,925		133		9,585		12,643

	~~W~~	5,974	~~W~~	396	~~W~~	14,051	~~W~~	20,421

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2025 and 2024 (Unaudited), and December 31, 2024

33.8 Details of collateral provided by related parties as of March 31, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	Assets held as collateral	March 31, 2025		December 31, 2024
Key management personnel	Time deposits and others	~~W~~	923	~~W~~	1,437
	Real estate		7,262		8,092

As of March 31, 2025, Incheon Bridge Co., Ltd., a related party of the Group, provides fund management account, civil engineering works insurance, and management and operations rights as senior collateral amounting to ~~W~~ 611,000 million to the project financing group consisting of the Group and 5 other institutions, and as subordinated collateral amounting to ~~W~~ 384,800 million to subordinated debt holders consisting of the Group and 2 other institutions. Also, it provides certificate of credit guarantee amounting to ~~W~~ 400,000 million as collateral to the project financing group consisting of the Group and 5 other institutions.

34. Events after the reporting period

According to the resolution of the Board of Directors on April 24, 2025, the quarterly dividend per share of ~~W~~ 912 with dividend record date of May 12, 2025, was declared. The Group’s financial statements as of March 31, 2025, do not reflect this dividend payable.

The Group plans to acquire treasury shares amounting to ~~W~~ 300,000 million on the Stock Exchange and retire those shares by July 24, 2025 pursuant to board resolutions dated April 24, 2025.